As filed with the Securities and Exchange Commission on March 3, 2014

No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

STOCK BUILDING SUPPLY HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	5211	26-4687975
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

8020 Arco Corporate Drive, Suite 400

Raleigh, North Carolina 27617

Phone: (919) 431-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Bryan J. Yeazel

Executive Vice President, Chief Administrative Officer and General Counsel

8020 Arco Corporate Drive, Suite 400

Raleigh, North Carolina 27617

Phone: (919) 431-1000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Carol Anne Huff Kirkland & Ellis LLP 300 North LaSalle Chicago, Illinois 60654 (312) 862-2000	Michael Kaplan Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(2)
Common Stock, $0.01 par value per share	7,590,000	$21.41	$162,577,800	$20,941

(1)	Includes any additional shares of common stock that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended. In accordance with Rule 457(c) of the Securities Act of 1933, as amended, the price shown is the average of the high and low selling prices of the Common Stock on February 27, 2014, as reported by The Nasdaq Stock Market.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated March 3, 2014.

6,600,000 Shares

Stock Building Supply Holdings, Inc.

Common Stock

The selling stockholders are offering 6,600,000 shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholders.

Our shares are listed on The NASDAQ Stock Market under the symbol “STCK.” On February 28, 2014, the last sale of our common stock as reported on NASDAQ was $22.26 per share.

See “Risk Factors” on page 14 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1)	See “Underwriting.”

The selling stockholders identified in this prospectus have granted the underwriters an option to purchase, on the same terms and conditions as set forth above, up to an additional 990,000 shares within 30 days from the date of this prospectus. We will not receive any of the proceeds from the sale of shares by these selling stockholders if the underwriters exercise their option to purchase additional shares.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2014.

Goldman, Sachs & Co.
Barclays
Citigroup

Baird	Stephens Inc.	Wells Fargo Securities

Prospectus dated                    , 2014.

STOCK Building Supply®

Customer Focused, Associate Driven.®

Helping home builders and remodelers succeed for over 90 years.

Lumber • Structural Systems • Engineered Wood Products
Siding • Roofing • Decking • Windows • Doors
Entry Systems • Locksets • Hardware • Cabinets • Stair Parts
Columns • Flooring • Moulding • Custom Millwork
Stock Logistic Solutions • Design Services • Installed Services
Knowledgeable Service Professionals

BISON — A STOCK BUILDING SUPPLY COMPANY

COLEMAN FLOOR COMPANY — A STOCK BUILDING SUPPLY COMPANY

Established 1822 SMOOT BUILDING SOLUTIONS™ — A STOCK BUILDING SUPPLY COMPANY

TBSG — A STOCK BUILDING SUPPLY COMPANY

Beyond Building Materials, Building Solutions.

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Persons who come into possession of this prospectus and any such free writing prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any such free writing prospectus applicable to that jurisdiction.

Market and industry data

We obtained the industry, market and competitive position data used throughout this prospectus from our own internal estimates and research as well as from industry publications and research, surveys and studies conducted by third parties. Third-party industry publications include the Home Improvement Research Institute’s (“HIRI”) Home Improvement Products Market Forecast Update (published in March 2014), McGraw-Hill Construction’s (“McGraw-Hill Construction”) Construction Market Forecasting Service Report (published in December 2013), Random Lengths’ Yardstick (published in December 2012) and Random Lengths (published weekly in 2013), as well as data published by Standard & Poor’s Financial Services LLC as of February 2014, the Bureau of Labor Statistics as of February 2014, U.S. Energy Information Administration U.S. On-Highway Diesel Fuel Prices as of January 2014 and the U.S. Census Bureau as of February 2014. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. The information derived from the sources cited in this prospectus represents the most recently available data and, therefore, we believe such data remain reliable. While we believe our internal company research is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It does not contain all of the information that may be important to you and your investment decision. You should carefully read the following summary together with the entire prospectus. In this prospectus, unless the context otherwise requires, references to the “Company,” “we,” “us” and “our” refer to Stock Building Supply Holdings, Inc., together with its consolidated subsidiaries.

Overview

We are a large, diversified lumber and building materials (“LBM”) distributor and solutions provider that sells to new construction and repair and remodeling contractors. We carry a broad line of products and have operations throughout the United States. Our primary products are lumber & lumber sheet goods, millwork, doors, flooring, windows, structural components such as engineered wood products (“EWP”), trusses and wall panels and other exterior products. Additionally, we provide solution-based services to our customers, including design, product specification and installation management services. We serve a broad customer base, including large-scale production homebuilders, custom homebuilders and repair and remodeling contractors. We offer approximately 39,000 stock keeping units (“SKUs”), as well as a broad range of customized products, all sourced through our strategic network of suppliers, which together with our various solution-based services, represent approximately 50% of the construction cost of a typical new home. By enabling our customers to source a significant portion of their materials and services from one supplier, we have positioned ourselves as the supply partner of choice for many of our customers.

We have operations in 14 states that accounted for approximately 56% of 2013 U.S. single-family housing permits according to the U.S. Census Bureau. Our primary operating regions include the South and West regions of the United States (as defined by the U.S. Census Bureau), with a significant portion of our net sales derived from markets within Texas, North Carolina, Utah, California and Georgia. We serve our customers from 69 locations, which include 48 distribution and retail operations, 20 millwork fabrication operations, 14 structural components fabrication operations and 15 flooring operations. Given the local nature of our business, we locate our facilities in close proximity to our key customers and often co-locate multiple operations in one facility to increase customer service and efficiency. The following map shows our current operating footprint.

We provide a balanced mix of products and services to U.S. production and custom homebuilders and repair and remodeling, multi-family and commercial contractors. The charts below summarize our 2013 revenues by product category and customer segment.

2013 revenues by product category	2013 revenues by customer segment

The following table demonstrates the favorable demographic trends in the metropolitan areas in which we operate and the capabilities of our facilities.

Market	2013 single family permits	Year over year single family permit change	December 2013 unemployment rate	2013 total employment year over year change	Distribution & retail operations	Millwork fabrication	Structural components fabrication	Flooring operations
Houston, TX	34,509	20.5%	5.5%	3.0%	4	2	2
Atlanta, GA	14,803	61.5%	6.8%	2.5%	3	2	2
Washington, DC	13,277	20.9%	4.6%	0.8%	3	2		4	(7)
Raleigh-Durham, NC(1)	10,007	24.8%	5.1%	2.4%	4	1	1	3	(8)
Austin, TX	9,240	12.3%	4.5%	2.8%	1	1	1
Charlotte, NC	8,792	31.2%	6.6%	2.6%	1		2	1
Los Angeles, CA	7,477	51.2%	7.9%	1.5%	11	2	1
Eastern PA(2)	6,857	15.1%	6.3%	0.5%	1		1	1
Salt Lake City, UT(3)	5,966	18.1%	4.3%	2.1%	5	3	2
San Antonio, TX	5,841	14.5%	5.3%	0.7%	1
Richmond, VA	3,577	26.0%	5.2%	1.5%	1	1	1
Columbia, SC	3,176	13.8%	5.5%	1.7%	2	1		2	(9)
Greenville, SC	2,576	14.7%	5.0%	1.5%	1			1
Fort Myers, FL	2,531	40.1%	5.8%	1.9%				1
Greensboro, NC(4)	2,319	15.1%	6.6%	1.3%	1			1
Northwest AR(5)	2,062	17.0%	4.9%	4.1%	1	1		1
Southern Utah(6)	1,797	36.4%	4.3%	3.6%	1	1
Albuquerque, NM	1,443	14.6%	6.5%	0.9%	1	1	1
Spokane, WA	1,001	3.9%	7.3%	1.0%	2	1
Lubbock, TX	938	24.7%	4.3%	2.9%	2	1
Amarillo, TX	549	(15.9%)	4.0%	1.5%	2

Total for Stock Building Supply markets	138,738	24.8%	6.2%	1.7%	48	20	14	15
U.S. Total	617,501	19.0%	6.5%	1.7%

Source:	U.S. Census Bureau and Bureau of Labor Statistics
(1)	Durham-Chapel Hill, NC and Raleigh-Cary, NC metropolitan statistical areas (“MSAs”)
(2)	Philadelphia-Camden-Wilmington, PA-NJ-DE-MD and Lancaster, PA MSAs
(3)	Salt Lake City, UT and Provo-Orem, UT MSAs
(4)	Greensboro-High Point, NC and Winston-Salem, NC MSAs
(5)	Fayetteville-Springdale-Rogers, AR-MO MSA
(6)	St. George, UT MSA
(7)	Includes flooring location in Baltimore, MD
(8)	Includes flooring location in Fayetteville, NC
(9)	Includes flooring location in Charleston, SC

Since 2010, we have acquired four businesses and, through investments in a proprietary information technology (“IT”) and operational platform, have improved our distribution service capability. We have also integrated each of our local branches with our headquarters in Raleigh, North Carolina. Additionally, we have undertaken efforts to streamline and improve significantly our business processes by adopting a “LEAN” business philosophy to reduce waste and add value. These initiatives allowed us to minimize the increase in our selling, general and administrative expense, which rose only 3.5% from 2010 to 2013, while net sales increased 59.3% during the same time period. We believe that, as we continue to pursue these initiatives, we will further improve the service and support we provide to our customers, increase the effectiveness of our employees and contractors and improve efficiency across all aspects of our business.

In 2006, our current footprint of facilities generated approximately $1.8 billion in net sales, and we believe that we will achieve attractive growth as our markets recover to normalized levels of new home construction. From 2010 to 2013, our net sales increased $445.3 million, from $751.7 million to $1,197.0 million. Over the same period, our Adjusted EBITDA increased $85.8 million, from $(58.0) million to $27.8 million, while our net loss decreased $65.4 million, from $70.0 million to $4.6 million. For a reconciliation of net loss to Adjusted EBITDA, see “—Summary consolidated financial data.” We believe that the housing recovery in our markets will continue to drive significant increases in demand for our products and the significant growth in net sales and Adjusted EBITDA that we have experienced since 2010.

Our industry

The LBM distribution industry in the United States is highly fragmented, with a number of retailers and distributors offering a broad range of products and services. Demand for our products is principally influenced by new residential construction and residential repair and remodeling activity. From 2005 to 2011, single-family housing starts in the United States declined by approximately 75%. According to the U.S. Census Bureau, single-family housing starts in 2011 were 0.43 million, which was significantly less than the 50-year average rate of approximately 1.0 million units per year. Following several challenging years, single-family housing starts increased in 2012 and 2013 to 0.54 million and 0.62 million, respectively, and, as a result, demand for the products we distribute and for our services has also increased. We believe that there is considerable growth potential in the U.S. housing sector. As of December 2013, McGraw-Hill Construction forecasts that U.S. single-family housing starts will increase to 1.0 million in 2015. Additionally, the S&P / Case-Shiller Index, a leading measure of pricing for the U.S. residential housing market, has increased on a year-over-year basis for 19 straight months as of December 2013 and is at its highest levels since July 2008.

The products we distribute are also used in professional remodeling and home improvement projects. According to the U.S. Census Bureau, the value of private residential improvement construction put in place in 2013 was $129.9 billion, which represented an increase from the value put in place of $126.0 billion in 2012 and $120.9 billion in 2011, but remained below the value put in place of $144.9 billion in 2006. Several factors, including the overall age of the U.S. housing stock, heightened focus on energy efficiency, rising home prices and availability of consumer capital at historically low interest rates, are expected to drive long-term growth in repair and remodeling expenditures. As of March 2014, HIRI estimated U.S. sales of home maintenance, repair and improvement products to the professional market will grow at a rate of 6.8% in 2014 and 6.0% in 2015.

Our competitive strengths

We believe the following key competitive strengths have contributed to our success and will position us for significant growth as part of a multi-year recovery in our end markets.

Leading distributor of building products to U.S. residential construction markets

We believe we are one of the leading LBM distributors in the United States. We serve all segments of the residential construction industry, including large-scale production homebuilders, custom homebuilders and repair and remodeling contractors. We believe that in 2013, approximately 83% of our net sales were derived from locations in geographic markets in which we are among the top three LBM participants based on net sales. Because of our leading market position, we believe we are well-positioned to take advantage of the projected recovery in the residential construction market.

Low cost distribution platform with strong operating leverage

Through aggressive cost management and strategic restructuring activities implemented during the global economic downturn, we have driven significant productivity gains and positioned our Company for profitable growth. Since 2009, we have closed or sold over 100 facilities in locations that we determined would not provide us with sufficient scale, or where we would otherwise not be able to compete effectively and profitably.

Beginning in 2011, our management team began implementing LEAN business practices to improve customer service, reduce waste and increase productivity. These LEAN initiatives have improved our sourcing practices and streamlined our supply chain and, along with other cost reduction efforts, have reduced our selling, general and administrative expenses as a percent of net sales from 32.8% for the fiscal year ended December 31, 2010 to 21.3% for the fiscal year ended December 31, 2013. Over the same period we have significantly increased productivity and operating leverage as net sales increased by $445.3 million while selling, general and administrative expenses increased by only $8.6 million. We believe that our current low fixed cost position will help us to generate increased profitability as the market continues to recover.

We have also developed several innovative and proprietary eBusiness systems. These systems have enabled us to track our supply chain more accurately, significantly improve customer service and reduce waste. Due in part to our LEAN initiatives and focus on efficiency, our Adjusted EBITDA has increased $85.8 million, from ($58.0) million in 2010 to $27.8 million in 2013, while our net loss has decreased $65.4 million, from $70.0 million in 2010 to $4.6 million in 2013. We believe that our Adjusted EBITDA will continue to increase as a percent of net sales as the residential construction sector rebounds.

Leading local businesses in attractive geographic markets

We operate in 21 metropolitan areas in 14 states that we believe have attractive potential for economic growth, with strong LBM product capabilities in each market we serve. We believe we are one of the top three LBM suppliers in most of these markets, based on net sales, with strong customer relationships and a professional team to serve our customers as they grow. Our primary operating regions include the South and West regions of the United States (as defined by the U.S. Census Bureau), which we believe are markets that are well-positioned to grow as the residential construction market recovers. McGraw-Hill Construction forecasts that the compounded annual growth rate for single-family housing starts in our 21 markets will be approximately 21% from 2013 to 2016.

Proven ability to acquire and integrate complementary businesses

Our management has demonstrated a core competency in identifying, acquiring and successfully integrating businesses to provide us greater scale in our current markets and opportunities to grow in new markets. Since 2010, we have acquired the assets of four businesses with core LBM capabilities, three of which were in our current markets and one of which provided us with a strategic position in a new market.

While we have significant growth potential in our current operational footprint, we plan to continue to evaluate and acquire attractive businesses in our current geographic markets as well as new geographies to expand service capabilities and customer share, which we believe may accelerate increases in profitability.

Extensive offering of building materials and services

We offer a comprehensive line of residential building products that are used in the construction of homes, including windows, doors and trim, and many of the products used in the interior and exterior finishing of homes. We also provide manufactured products such as roof and floor trusses, wall panels and various millwork products. We offer approximately 39,000 SKUs, as well as a broad range of customized products, sourced through our strategic network of suppliers and have access to a wide range of special order products. Additionally, we provide solution-based services to our customers as needed, including design, product specification and installation management services. We believe that the breadth of the products we offer our customers provides us with a strategic advantage and enables us to forge deeper relationships with customers than smaller competitors who may be unable to supply a similar product range and lack access to the broad resources of a national company.

Superior customer service and value-added capabilities

We complement our line of building products with superior customer service and value-added capabilities. Our experienced customer service professionals provide a full range of services, including customized design and installation services specific to each job site and type. We believe that the breadth of our services, our focus on individual customer needs and the integration of our supply chain and fulfillment capabilities set us apart from many of our competitors.

We offer training programs and advanced service tools for our employees in order to assist them in providing solutions for our customers. Our innovative Stock Logistics Solutions capability, in which we provide real-time delivery information and confirmation via the Internet and to mobile devices, is one example of customer service capabilities that have increased customer loyalty and helped us drive growth in our markets.

Integrated supply chain that increases efficiency and benefits customers and suppliers

Although we operate facilities in 21 metropolitan areas across 14 states, we maintain an integrated, national supply chain that we believe enables us to provide our customers with superior services, timely delivery and more favorable pricing. We have integrated our sourcing and purchasing operations into a central procurement function. Over the last ten years, we have invested in an ERP system that integrates each of our local branches with our headquarters operation. Our ERP system allows us to manage customer orders and deliver efficiently across our entire organization. It also enables central product replenishment and optimizes inventory management to improve working capital requirements. Through Stock Logistics Solutions, which includes a mobile Global Positioning System (“GPS”) application on our delivery trucks that is integrated with our ERP software, our sales and service professionals can better schedule, dispatch and manage customer deliveries.

Our integrated sourcing and purchasing operations have enabled us to develop cost-effective national sourcing agreements with key suppliers that provide us with product delivery certainty and favorable terms. Through these sourcing agreements, we are also able to realize stronger gross margins (defined as gross profit as a percentage of net sales) and achieve superior inventory management, especially during periods of market growth as product supply in the industry becomes more limited. Additionally, our broad reach, efficient operations and significant growth potential offer our suppliers an opportunity to partner strategically with us for growth, which we believe further strengthens their loyalty to us.

Experienced management team

Our senior management team has more than 145 years of combined experience in manufacturing and distribution with a track record of financial and operational excellence in both favorable and challenging market conditions.

Our strategy

We intend to capitalize on our strong market position in LBM distribution to increase revenues and profits and maximize operating cash flow as the U.S. housing market recovers. We seek to achieve this by executing on the following strategies:

Expand our business with existing customers by offering additional value

We plan to continue to grow our net sales by increasing our share of our existing customers’ business. Products and services we intend to expand organically include millwork and structural components manufacturing, enhanced specification and design services, and additional “LEAN” eBusiness solutions to improve customer service, reduce waste and improve productivity.

Expand in existing, adjacent and new geographies

We plan to expand our business through organic and acquisitive means in order to take advantage of our national supply chain and broad LBM capabilities. We intend to expand our reach and service capabilities in our current metropolitan areas by opening new locations, relocating facilities as needed and increasing capacity at existing facilities. In addition, while we have operations in 14 states that accounted for approximately 56% of 2013 U.S. single-family housing permits, our markets within those states accounted for less than half of those permits according to the U.S. Census Bureau, providing significant opportunity for growth into markets adjacent to our current markets within these states. We believe that our scale, integrated supply chain, product knowledge, eBusiness solutions and professional customer service will enable us to grow significantly as we expand in our existing markets and in markets adjacent to our existing markets within the states where we currently operate, as well as into additional states as market and competitive conditions support further growth. We believe that our balance sheet and liquidity position will support our growth strategy.

Deliver leading customer service, productivity and operational excellence as our business grows

We strive for continued operational excellence. We have implemented a talent training and development program focused on specific skills training, business development and LEAN initiatives. We believe that the customer service and productivity gains we realized from these initiatives will continue as they are implemented more broadly across our organization.

We completed an ERP implementation across all our branches, and our proprietary eBusiness system, which includes Stock Logistics Solutions, will provide the platform for continued service improvements. We believe that there is an opportunity for further margin improvement as we expand our business and continue to implement LEAN initiatives and technology solutions that bring value to our customers.

Selectively pursue strategic acquisitions

Our industry remains highly fragmented. We intend to focus on using our operating platform and proven integration capabilities to pursue additional acquisition opportunities while minimizing execution risk. We will focus on investments in markets adjacent to our existing operations or acquisitions that enhance our presence and capabilities in our 21 existing metropolitan areas. Additionally, we will consider acquiring operations or companies to enter new geographic regions. We believe our capital structure positions us to acquire businesses we find strategically attractive.

Selected risks associated with our business

There are a number of risks and uncertainties that may affect our financial and operating performance and our growth prospects. You should carefully consider all of the risks discussed in “Risk Factors” before investing in our common stock. These risks include, but are not limited to, the following:

•	the state of the homebuilding industry and repair and remodeling activity;

•	seasonality and cyclicality of the building products supply and services industry;

•	competitive industry pressures and competitive pricing pressure from our customers;

•	inflation or deflation of commodity prices;

•	litigation and claims relating to our products and services;

•	our ability to maintain profitability;

•	our ability to attract and retain key employees; and

•	product shortages and relationships with key suppliers.

Recent developments

During the first quarter of 2014 to the date of this filing, many of our customers and local operations were impacted by adverse weather events that slowed construction activity. For example, the U.S. Census Bureau reported that the seasonally-adjusted annual rate of new single-family housing starts in January 2014 slowed to 573,000 as compared to total 2013 U.S. single-family housing starts of 618,000. As a result, we expect the quarter-over-quarter decline in our first quarter 2014 net sales as compared to the fourth quarter of 2013 to be larger than the 1.4% quarter-over-quarter decline in our net sales that occurred in the first quarter of 2013 as compared to the fourth quarter of 2012. Despite this increased seasonality, we expect our first quarter 2014 net sales to increase by at least 10% as compared to the first quarter of 2013, assuming further adverse weather events do not occur.

We believe these weather impacts are temporary and that the ongoing recovery in residential construction markets will continue to provide us with significant increases in demand over the remaining months of 2014. As a result, we are continuing to make investments in our business to capture this market recovery and prepare for the seasonally stronger demand that generally arises in the spring. Some of these investments may cause us to incur incremental operating expenses in the first quarter of 2014. We believe, however, that these investments will benefit our operating results in subsequent periods by generating additional net sales and operating profit.

Company background and corporate information

The Company’s predecessor was founded as Carolina Builders Corporation in Raleigh, North Carolina in 1922 and began operating under the Stock Building Supply name in 2003. In addition, certain companies acquired by us were founded as early as 1822.

In May 2009, Gores Building Holdings, LLC (“Gores Holdings”), an affiliate of The Gores Group, LLC (“Gores”), acquired 51% of the voting interests of our subsidiary, Stock Building Supply Holdings, LLC, through a newly formed subsidiary, Saturn Acquisition Holdings, LLC, from an affiliate of Wolseley plc (“Wolseley”). Immediately after the acquisition, we entered into a prepackaged reorganization plan pursuant to Chapter 11 of the Bankruptcy Code. The prepackaged reorganization was pursuant to a pre-arranged plan with the Company’s creditors, which took effect upon filing and enabled us to terminate certain real property leases in undesirable locations in exchange for payment of a statutory amount of damages. The reorganization, which was undertaken in less than two months, did not include a compromise of any claims of any suppliers, creditors or employees. In November 2011, Gores Holdings purchased the remaining minority interest in us from Wolseley. On May 2, 2013, Saturn Acquisition Holdings, LLC converted to a corporation and changed its name to Stock Building Supply Holdings, Inc. On August 14, 2013, we completed our initial public offering (“IPO”) and the Company’s common stock is now listed on The NASDAQ Stock Market under the ticker symbol “STCK.” Stock Building Supply Holdings, Inc. is a holding company that derives all of its operating income from its subsidiaries.

Our principal executive offices are located at 8020 Arco Corporate Drive, Suite 400, Raleigh, North Carolina 27617. Our telephone number at that location is (919) 431-1000. Our website address is www.stocksupply.com. The reference to our website is a textual reference only. We do not incorporate the information on or accessible through our website into this prospectus and you should not consider any information on, or that can be accessed through our website as part of this prospectus.

Our equity sponsor

Gores is a control oriented private equity firm specializing in acquiring and partnering with businesses that can benefit from its operational expertise and flexible capital base. Gores combines the operational and due diligence capabilities of a strategic buyer with the seasoned mergers and acquisitions team of a traditional financial buyer. Since 1987, Gores has acquired and operated more than 80 companies while employing a consistent, operationally-oriented approach to create value in its businesses alongside management. Its current portfolio includes companies across diverse industries in which its partners have considerable experience, including technology, telecommunications, business services, industrial, healthcare, media and entertainment, and consumer products. Headquartered in Los Angeles, as of September 30, 2013, Gores had approximately $3.4 billion in assets under management.

The offering

Common stock offered by the selling stockholders	6,600,000 shares, excluding the shares pursuant to the option granted to the underwriters described below

Common stock outstanding immediately after this offering	26,112,007 shares

Option to purchase additional shares	The selling stockholders have agreed to allow the underwriters to purchase up to an additional 990,000 shares from the selling stockholders, at the public offering price, less the underwriting discount, within 30 days of the date of this prospectus.

Use of proceeds	We will not receive any of the proceeds from the sale of shares in this offering. See “Use of Proceeds” and “Principal and Selling Stockholders.”

Dividend policy	We do not plan to pay dividends on our common stock. The declaration and payment of all future dividends, if any, will be at the discretion of our board of directors (the “Board”) and will depend upon our financial condition, earnings, contractual conditions, restrictions imposed by our secured credit agreement and other factors that our Board may deem relevant. See “Dividend Policy.”

Risk factors	See “Risk Factors” and the other information in this prospectus for a discussion of the factors you should consider before you decide to invest in our common stock.

NASDAQ symbol	“STCK.”

Unless otherwise indicated, all information in this prospectus relating to the number of shares of our common stock to be outstanding immediately prior to and after this offering is based on the number of shares outstanding as of February 28, 2014 and excludes:

•	719,484 shares of common stock issuable upon the exercise of options outstanding as of February 28, 2014, at a weighted average exercise price of approximately $10.05 per share;

•	10,000 restricted stock units (“RSUs”) that convert into common stock upon vesting; and

•	an aggregate of 1,249,489 additional shares of our common stock reserved for issuance under the Stock Building Supply Holdings, Inc. 2013 Incentive Compensation Plan (the “2013 Incentive Plan”), not including shares underlying outstanding stock options and RSUs. See “Executive Compensation—2013 Incentive Plan.”

Unless expressly indicated or the context otherwise requires, all information in this prospectus assumes:

•	no exercise of the underwriters’ option to purchase up to 990,000 additional shares of common stock from the selling stockholders; and

•	no exercise of options outstanding as of February 28, 2014.

Summary consolidated financial data

The following tables set forth our summary consolidated financial data. The summary consolidated financial data as of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial data as of December 31, 2011 have been derived from our audited consolidated financial statements, which are not included in this prospectus.

You should read the information set forth below in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included elsewhere in this prospectus. Our historical consolidated financial data may not be indicative of our future performance.

	Year ended December 31,
(in thousands, except shares and per share data)	2011	2012	2013
Statement of operations information:
Net sales	$759,982	$942,398	$1,197,037
Cost of goods sold(1)	591,017	727,670	922,634

Gross profit	168,965	214,728	274,403
Operating expenses:
Selling, general and administrative expenses(2)	213,036	221,192	254,935
Depreciation expense	11,844	7,759	5,890
Amortization expense	1,457	1,470	2,236
Impairment of assets held for sale(3)	580	361	432
IPO transaction-related costs(4)	—	—	10,008
Restructuring expense(5)	1,349	2,853	141

Income (loss) from operations	(59,301)	(18,907)	761
Other income (expenses):
Interest expense	(2,842)	(4,037)	(3,793)
Other income (expense), net(6)	(2,120)	278	870

Loss from continuing operations before income taxes	(64,263)	(22,666)	(2,162)
Income tax benefit (expense)(6)	22,332	8,084	(2,874)

Loss from continuing operations	(41,931)	(14,582)	(5,036)
Income (loss) from discontinued operations, net of tax expense of $658, $52 and $243, respectively(7)	(202)	49	401

Net loss	(42,133)	(14,533)	(4,635)
Class B Senior Preferred stock deemed dividend	(4,188)	(4,480)	(1,836)
Accretion of beneficial conversion feature on Convertible Class C Convertible Preferred stock	—	(5,000)	—

Loss attributable to common stockholders	$(46,321)	$(24,013)	$(6,471)

Basic and diluted income (loss) per share(8):
Loss from continuing operations	$(2.07)	$(1.83)	$(0.38)
Income (loss) from discontinued operations	(0.01)	—	0.02

Net loss	$(2.08)	$(1.83)	$(0.36)

Weighted average common shares outstanding, basic and diluted(8)	22,262,337	13,153,446	18,205,892

Statements of cash flows data:
Net cash provided by (used in):
Operating activities	$(7,001)	$(12,243)	$(40,264)
Investing activities	7,322	(4,861)	(1,863)
Financing activities	138	14,838	40,574

	Year ended December 31,
(in thousands, except shares and per share data)	2011	2012	2013
Other financial data:
Depreciation and amortization	$16,188	$11,718	$12,060
Capital expenditures	1,339	2,741	7,448
EBITDA(9)	(45,435)	(6,862)	14,092
Adjusted EBITDA(9)	(30,799)	1,993	27,803

Balance sheet data (at period end):
Cash and cash equivalents	$4,957	$2,691	$1,138
Total current assets	155,455	194,345	227,134
Property and equipment, net of accumulated depreciation	57,759	55,076	56,039
Total assets	254,641	286,012	318,540
Total debt (including current portion and capital lease obligations)	35,915	79,182	66,323
Redeemable preferred stock	54,997	41,477	—
Total stockholders’ equity(8)	51,426	34,164	127,681

(1)	Includes depreciation expense of $2.9 million, $2.5 million and $3.9 million for the years ended December 31, 2011, 2012 and 2013, respectively.
(2)	Includes severance expense of $2.0 million, $0.5 million and $0.2 million for the years ended December 31, 2011, 2012 and 2013, respectively.
(3)	Impairment of assets held for sale represents the write down of such assets to the lower of depreciated cost or estimated fair value less expected disposition costs. See note (9) to our audited financial statements included elsewhere in this prospectus.
(4)	Represents $9.0 million fee for terminating our management services agreement with Gores and $1.0 million of other IPO transaction-related costs for the year ended December 31, 2013.
(5)	Relates to store closures and workforce reductions in continuing markets.
(6)	Includes $1.9 million and $0.4 million of expense related to the reduction of a tax indemnification asset, with a corresponding increase in income tax benefit, for the years ended December 31, 2011 and 2012, respectively. This indemnification asset corresponds to the long-term liability related to uncertain tax positions for which Wolseley had indemnified the Company, which was reduced upon the expiration of the statute of limitations for certain tax periods. See note (15) to our audited financial statements included elsewhere in this prospectus.
(7)	During the years ended December 31, 2011 and 2012, we ceased operations in certain geographic markets due to declines in residential homebuilding throughout the United States. The cessation of operations in these markets has been treated as discontinued operations as the markets had distinguishable cash flows and operations that have been eliminated from ongoing operations. See note (5) to our audited financial statements included elsewhere in this prospectus.
(8)	We have adjusted our historical financial statements to retroactively reflect the conversion from a limited liability company to a corporation on May 2, 2013 and the change of members’ equity to stockholders’ equity and the 25.972 -for-1 split of our Class A Common stock and Class B Common stock effected on July 29, 2013.
(9)

EBITDA is defined as net loss before interest, income taxes and depreciation and amortization. Adjusted EBITDA is defined as EBITDA plus impairment of assets held for sale, restructuring, severance and other expenses related to store closures and business optimization, bargain purchase gain, discontinued operations, management fees, non-cash compensation, acquisition costs, other expense resulting from the reduction of a tax indemnification asset and certain other items. Adjusted EBITDA is intended as a supplemental measure of our performance that is not required by, or presented in accordance with, generally accepted accounting principles in the United States (“GAAP”). We believe that EBITDA and Adjusted EBITDA provide useful information to management and investors regarding certain financial and business trends relating to our financial condition and operating results. Our management uses EBITDA and Adjusted EBITDA to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining management incentive compensation, and for budgeting and planning purposes. These measures are used in monthly financial reports prepared for management and our Board. We believe that the use of EBITDA and Adjusted EBITDA provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s financial measures with other distribution and retail companies, which may present similar non-GAAP financial measures to investors. Our management does not consider EBITDA or Adjusted EBITDA in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of EBITDA and Adjusted EBITDA is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. Some of these limitations are: (i) EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs; (ii) EBITDA and Adjusted EBITDA do not reflect our interest expense, or the requirements necessary to service interest or principal payments on our debt; (iii) EBITDA and Adjusted EBITDA do not reflect our income tax expenses or the cash requirements to pay our taxes; (iv) EBITDA and Adjusted EBITDA do not reflect historical cash expenditures or future requirements for capital expenditure or contractual commitments; and (v) although depreciation and amortization charges are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. In order to compensate for these limitations, management presents EBITDA and Adjusted EBITDA in connection with GAAP results. You should review the reconciliation of net loss to EBITDA and Adjusted EBITDA below, and not rely on any single financial measure to evaluate our business.

The following is a reconciliation of net loss to EBITDA and Adjusted EBITDA.

	Year ended December 31,
(dollars in thousands)	2011	2012	2013
Net loss	$(42,133)	$(14,533)	(4,635)
Interest expense	2,842	4,037	3,793
Income tax benefit	(22,332)	(8,084)	2,874
Depreciation and amortization	16,188	11,718	12,060

EBITDA	$(45,435)	$(6,862)	$14,092
Impairment of assets held for sale(a)	580	361	432
IPO transaction-related costs(b)	—	—	10,008
Restructuring, severance, other expense related to store closures and business optimization(c)	8,110	5,228	1,254
Discontinued operations, net of tax benefit(d)	202	(49)	(401)
Management fees(e)	2,406	1,379	1,307
Non-cash compensation expense	384	1,305	1,049
Acquisition costs(f)	1,017	284	257
Reduction of tax indemnification asset(g)	1,937	347	—
Other items(h)	—	—	(195)

Adjusted EBITDA	$(30,799)	$1,993	$27,803

(a)	See note (3) above.
(b)	See note (4) above.
(c)	See notes (2) and (5) above. Also includes (i) $3.9 million, $1.8 million and $0.9 million for the years ended December 31, 2011, 2012 and 2013, respectively, related to closed locations, consisting of pre-tax losses incurred during closure and post-closure expenses, and (ii) $0.9 million, $0 million and $0 of business optimization expenses, primarily consulting fees related to cost saving initiatives, for the years ended December 31, 2011, 2012 and 2013, respectively.
(d)	See note (7) above.
(e)	Represents the expense for management services provided by Gores and by Wolseley through August 2013 and November 2011, respectively, and professional services provided by an affiliate of Gores.
(f)	Represents (i) $0.8 million and $0.2 million in the year ended December 31, 2011 related to an abandoned acquisition and the acquisition of Bison Building Holdings, Inc., respectively, (ii) $0.2 million and $0.1 million in the year ended December 31, 2012 related to the acquisitions of Total Building Services Group, LLC (“TBSG”) and Chesapeake Structural Systems, Inc. (“Chesapeake”), respectively, and (iii) $0.1 million and $0.2 million in the year ended December 31, 2013 related to the acquisitions of TBSG and Chesapeake, respectively.
(g)	See note (6) above.
(h)	Represents a gain of $0.2 million for the year ended December 31, 2013 related to the reduction of an earnout liability associated with the TBSG acquisition.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this prospectus, before making an investment decision. If any of the following risks actually occurs, our business, financial condition and operating results could be materially and adversely affected. In that event, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks related to our business

The industry in which we operate is dependent upon the homebuilding industry and repair and remodeling activity, the economy, the credit markets and other important factors.

The building products supply and services industry is highly dependent on new home construction and repair and remodeling activity, which in turn are dependent upon a number of factors, including interest rates, consumer confidence, employment rates, foreclosure rates, housing inventory levels, housing demand, the availability of land, the availability of construction financing and the health of the economy and mortgage markets. Unfavorable changes in demographics, credit markets, consumer confidence, health care costs, housing affordability, housing inventory levels, a weakening of the national economy or of any regional or local economy in which we operate and other factors beyond our control could adversely affect consumer spending, result in decreased demand for homes and adversely affect our business. Changes in federal income tax laws may also affect demand for new homes. Various proposals have been publicly discussed to limit mortgage interest deductions and to limit the exclusion of gain from the sale of a principal residence. Enactment of such proposals may have an adverse effect on the homebuilding industry in general. No meaningful prediction can be made as to whether any such proposals will be enacted and, if enacted, the particular form such laws would take. Because we have substantial fixed costs, relatively modest declines in our customers’ production levels could have a significant adverse effect on our financial condition, operating results and cash flows.

The homebuilding industry underwent a significant downturn that began in mid-2006 and began to stabilize in late 2011. The downturn in the homebuilding industry resulted in a substantial reduction in demand for our products and services, which in turn had a significant adverse effect on our business during fiscal years 2007 through 2012 and led to our filing for bankruptcy in 2009. The U.S. Census Bureau reported approximately 618,000 single-family housing starts for 2013, which is an increase of approximately 15% from 2012, but still well below historical averages. There is significant uncertainty regarding the timing and extent of any recovery in construction and repair and remodeling activity and resulting product demand levels. The positive impact of a recovery on our business may also be dampened to the extent the average selling price or average size of new single family homes decreases, which could cause homebuilders to decrease spending on our products and services. New U.S. single-family housing starts slowed to a seasonally-adjusted annual rate of 573,000 in January 2014. While we believe weather is a primary cause of this, we cannot assure that conditions will improve with the weather.

In addition, beginning in 2007, the mortgage markets experienced substantial disruption due to increased defaults, primarily as a result of credit quality deterioration. The disruption resulted in a stricter regulatory environment and reduced availability of mortgages for potential home buyers due to a tight credit market and stricter standards to qualify for mortgages. Mortgage financing and commercial credit for smaller homebuilders, as well as for the development of new residential lots, continue to be constrained. As the housing industry is dependent upon the economy and employment levels as well as potential homebuyers’ access to mortgage financing and homebuilders’ access to commercial credit, it is likely that the housing industry will not fully recover until conditions in the economy and the credit markets improve and unemployment rates decline. Prolonged weakness in the homebuilding industry would have a significant adverse effect on our business, financial condition and operating results.

As a result of the homebuilding industry downturn, there has been a trend of significant consolidation as smaller, private homebuilders have gone out of business. We refer to the large homebuilders as “production homebuilders.” While we generate significant business from these homebuilders, our gross margins on sales to them tend to be lower than our gross margins on sales to other market segments. This could impact our gross margins as homebuilding recovers if the market share held by the production homebuilders increases.

The building products supply and services industry is seasonal and cyclical.

Our industry is seasonal. Although weather patterns affect our operating results throughout the year, our first and fourth quarters have historically been, and are generally expected to continue to be, adversely affected by weather patterns in some of our markets, causing reduced construction activity. To the extent that hurricanes, severe storms, earthquakes, floods, fires, other natural disasters or similar events occur in the markets in which we operate, our business may be adversely affected. For example, in the first quarter of 2014 to date, many of our customers and local operations were impacted by adverse weather events that slowed construction activity.

The building products supply and services industry is also subject to cyclical market pressures. Quarterly results historically have reflected, and are expected to continue to reflect, fluctuations from period to period arising from the following: the volatility of lumber prices; the cyclical nature of the homebuilding industry; general economic conditions in the markets in which we compete; the pricing policies of our competitors and the production schedules of our customers.

Our industry is highly fragmented and competitive, and increased competitive pressure may adversely affect our results.

The building products supply and services industry is highly fragmented and competitive. We face significant competition from local, regional and national building materials chains, as well as from privately-owned single site enterprises. Any of these competitors may (i) foresee the course of market development more accurately than we do, (ii) provide superior service and sell superior products, (iii) have the ability to produce or supply similar products and services at a lower cost, (iv) develop stronger relationships with our customers, (v) adapt more quickly to new technologies or evolving customer requirements than we do, (vi) develop a superior branch network in our markets or (vii) have access to financing on more favorable terms that we can obtain. As a result, we may not be able to compete successfully with them. In addition, home center retailers, which have historically concentrated their sales efforts on retail consumers and small contractors, may in the future intensify their marketing efforts to professional homebuilders. Furthermore, certain product manufacturers sell and distribute their products directly to production homebuilders. The volume of such direct sales could increase in the future. Additionally, manufacturers and specialty distributors who sell products to us may elect to sell and distribute directly to homebuilders in the future or enter into exclusive supplier arrangements with other distributors. Consolidation of production homebuilders may result in increased competition for their business. Finally, we may not be able to maintain our operating costs or product prices at a level sufficiently low for us to compete effectively. If we are unable to compete effectively, our financial condition, operating results and cash flows may be adversely affected.

Certain of our products are commodities and fluctuations in prices of these commodities could affect our operating results.

Many of the building products we distribute, including oriented strand board (“OSB”), plywood, lumber and particleboard, are commodities that are widely available from other manufacturers or distributors with prices and volumes determined frequently based on participants’ perceptions of short-term supply and demand factors. A shortage of capacity or excess capacity in the industry can result in significant increases or declines in market prices for those products, often within a short period of time.

Prices of commodity products can also change as a result of national and international economic conditions, labor and freight costs, competition, market speculation, government regulation, and trade policies, as well as from periodic delays in the delivery of lumber and other products. Short-term changes in the cost of these materials, some of which are subject to significant fluctuations, are sometimes passed on to our customers but our pricing quotation periods and pricing pressure from our competitors may limit our ability to pass on such price changes. For example, we frequently enter into extended pricing commitments, which may compress our gross margins in periods of inflation. At times, the price at which we can charge our customers for any one or more products may even fall below the price at which we can purchase such products, requiring us to incur short-term losses on product sales. We may also be limited in our ability to pass on increases in freight costs on our products due to the price of fuel.

Periods of generally increasing prices provide the opportunity for higher sales and increased gross profit (subject to the extended pricing commitments described above), while generally declining price environments may result in declines in sales and profitability. In particular, low market prices for wood products over a sustained period can adversely affect our financial condition, operating results and cash flows, as can excessive spikes in market prices. We have generally experienced increasing prices as the homebuilding market has recovered. For the year ended December 31, 2013, average composite framing lumber prices and average composite structural panel prices (a composite calculation based on index prices for OSB and plywood) as reported by Random Lengths were 19% and 11% higher, respectively, than the prior year. Our lumber & lumber sheet goods product category represented approximately 36% of net sales for that period. If lumber or structural panel prices were to decline significantly from current levels, our sales and profits would be negatively affected.

We are exposed to product liability, warranty, casualty, construction defect, contract, tort and other claims and legal proceedings related to our business, products and services as well as services provided for us through third parties.

We are from time to time involved in product liability, warranty, casualty, construction defect, contract, tort and other claims relating to our business, the products we manufacture, distribute or install, and services we provide, either directly or through third parties, that, if adversely determined, could adversely affect our financial condition, operating results and cash flows if we were unable to seek indemnification for such claims or were not adequately insured for such claims. We rely on manufacturers and other suppliers to provide us with many of the products we sell, distribute or install. Because we do not have direct control over the quality of such products manufactured or supplied by such third-party suppliers, we are exposed to risks relating to the quality of such products. In addition, we are exposed to potential claims arising from the conduct of our employees, homebuilders and their subcontractors, and third-party installers for which we may be liable. We and they are subject to regulatory requirements and risks applicable to general contractors, which include management of licensing, permitting and quality of our third-party installers. If we fail to manage these processes effectively or provide proper oversight of these services, we could suffer lost sales, fines and lawsuits, as well as damage to our reputation, which could adversely affect our business.

Although we currently maintain what we believe to be suitable and adequate insurance in excess of our self-insured amounts, there can be no assurance that we will be able to maintain such insurance on acceptable terms or that such insurance will provide adequate protection against potential liabilities. Product liability, warranty, casualty, construction defect, contract, tort and other claims can be expensive to defend and can divert the attention of management and other personnel for significant periods, regardless of the ultimate outcome. Claims of this nature could also have a negative impact on customer confidence in our products and our Company. We cannot assure you that any current or future claims will not adversely affect our financial condition, operating results and cash flows.

Pursuant to the restructuring and investment agreement dated May 5, 2009 by and among our predecessor, Saturn Acquisition Holdings, LLC, Gores Holdings and Wolseley, Wolseley agreed to indemnify us for, among other things, losses arising from any third-party claim (i) existing as of May 5, 2009 or (ii) brought or asserted against the Company arising from actions taken by Wolseley or the Company prior to May 5, 2009. In accordance with the restructuring and investment agreement, Wolseley was not liable for any claim for indemnification until the aggregate amount to be recovered by us exceeded $3.0 million, which occurred in 2011. In the event Wolseley is unable or unwilling to satisfy its indemnification obligations to us, we would be responsible for any liabilities arising from actions taken prior to May 5, 2009 and the costs of defending claims related thereto. The resulting increase in our liabilities or litigation expenses could have a material adverse effect on our financial results.

We may be unable to achieve or maintain profitability or positive cash flows from operations.

We have set goals to improve progressively our profitability over time by growing our sales, increasing our gross margin and reducing our expenses as a percentage of sales. For the fiscal years 2013 and 2012, we had net losses of $4.6 million and $14.5 million, respectively, and used cash from operations of $40.3 million and $12.2 million, respectively. There can be no assurance that we will achieve our enhanced profitability goals or generate positive cash flow from operations. Factors that could significantly adversely affect our efforts to achieve these goals include, but are not limited to, the failure to:

•	grow our revenue through organic growth or through acquisitions;

•	improve our revenue mix by investing (including through acquisitions) in businesses that provide higher gross margins than we have been able to generate historically;

•	achieve improvements in purchasing or maintain or increase our rebates from suppliers through our supplier consolidation and/or low-cost country initiatives;

•	improve our gross margins through the utilization of improved pricing practices and technology and sourcing savings;

•	maintain or reduce our overhead and support expenses as we grow;

•	effectively evaluate future inventory reserves;

•	collect monies owed from customers;

•	maintain relationships with our significant customers; and

•	integrate any businesses acquired.

Any of these failures or delays may adversely affect our ability to increase our profitability.

Residential renovation and improvement activity levels may not return to historic levels, which may negatively impact our business, liquidity and results of operations.

Our business relies on residential renovation and improvement (including repair and remodeling) activity levels. Unlike most previous cyclical declines in new home construction in which we did not experience comparable declines in our sales related to home improvement, the recent economic decline adversely affected our home improvement business as well. According to the U.S. Census

Bureau, residential improvement project spending in the United States increased approximately 3% in 2013 compared to 2012, but remains approximately 10% below its peak in 2006. Continued high unemployment levels, high mortgage delinquency and foreclosure rates, limitations in the availability of mortgage and home improvement financing and significantly lower housing turnover, may continue to limit consumers’ spending, particularly on discretionary items, and affect their confidence level leading to continued reduced spending on home improvement projects.

We cannot predict the timing or strength of a significant recovery, if any. Continued depressed activity levels in consumer spending for home improvement and new home construction will continue to adversely affect our results of operations and our financial position. Furthermore, continued economic weakness may cause unanticipated shifts in consumer preferences and purchasing practices and in the business models and strategies of our customers. Such shifts may alter the nature and prices of products demanded by the end consumer and our customers and could adversely affect our operating performance.

Our continued success will depend on our ability to retain our key employees and to attract and retain new qualified employees, while controlling our labor costs.

Our success depends in part on our ability to attract, hire, train and retain qualified managerial, operational, sales and other personnel, while at the same time controlling our labor costs. We face significant competition for these types of employees in our industry and from other industries. We may be unsuccessful in attracting and retaining the personnel we require to conduct and expand our operations successfully. In addition, key personnel, including sales force employees with key customer relationships, may leave us and compete against us. Our success also depends to a significant extent on the continued service of our senior management team. Our senior management team has more than 145 years of combined experience in manufacturing and distribution, and has been integral to our successful acquisition and integration of businesses to gain scale in our current markets. These factors make our current senior management team uniquely qualified to execute our business strategy. The loss of any member of our senior management team or other experienced, senior employees or sales force employees could impair our ability to execute our business plan, cause us to lose customers and reduce our net sales, or lead to employee morale problems and/or the loss of other key employees. In any such event, our financial condition, operating results and cash flows could be adversely affected.

Our ability to control labor costs is subject to numerous external factors, including prevailing wage rates, the impact of legislation or regulations governing wages, labor relations or healthcare benefits, and health and other insurance costs. In addition, we compete with other companies for many of our employees in hourly positions, and we invest significant resources in training and motivating them to maintain a high level of job satisfaction. These positions have historically had high turnover rates, which can lead to increased training and retention costs. If we are unable to attract or retain highly qualified employees in the future, it could adversely impact our operating results.

Product shortages, loss of key suppliers or failure to develop relationships with qualified suppliers, and our dependence on third-party suppliers and manufacturers could affect our financial health.

Our ability to offer a wide variety of products to our customers is dependent upon our ability to obtain adequate product supply from manufacturers and other suppliers. Generally, our products are obtainable from various sources and in sufficient quantities. Our ability to continue to identify and develop relationships with qualified suppliers who can satisfy our high standards for quality and our need to access products in a timely and efficient manner is a significant challenge. Our ability to access products also can be adversely affected by the financial instability of suppliers (particularly in light of continuing economic difficulties in various regions of the United States and the world), suppliers’

noncompliance with applicable laws, supply disruptions, shipping interruptions or costs, and other factors beyond our control. The loss of, or a substantial decrease in the availability of, products from our suppliers or the loss of key supplier arrangements could adversely impact our financial condition, operating results and cash flows.

Although in many instances we have agreements with our suppliers, these agreements are generally terminable by either party on limited notice. Many of our suppliers also offer us favorable terms based on the volume of our purchases. If market conditions change, suppliers may stop offering us favorable terms. Failure by our suppliers to continue to supply us with products on favorable terms, commercially reasonable terms, or at all, could put pressure on our operating margins or have a material adverse effect on our financial condition, operating results and cash flows.

A portion of the workforces of many of our suppliers, particularly our foreign suppliers, are represented by labor unions. Workforce disputes at these suppliers may result in work stoppages or slowdowns. For example, in recent years our suppliers in Chile (who provide a significant portion of certain of our products) have been subject to numerous labor stoppages. Such disruptions could have a material adverse effect on these suppliers ability to continue meeting our needs.

The implementation of our supply chain and technology initiatives could disrupt our operations, and these initiatives might not provide the anticipated benefits or might fail.

We have made, and we plan to continue to make, significant investments in our supply chain and technology. These initiatives are designed to streamline our operations to allow our employees to continue to provide high quality service to our customers, while simplifying customer interaction and providing our customers with a more interconnected purchasing experience. The cost and potential problems and interruptions associated with the implementation of these initiatives, including those associated with managing third-party service providers and employing new web-based tools and services, could disrupt or reduce the efficiency of our operations. In the event that we grow very rapidly, there can be no assurance that we will be able to keep up, expand or adapt our IT infrastructure to meet evolving demand on a timely basis and at a commercially reasonable cost, or at all. In addition, our improved supply chain and new or upgraded technology might not provide the anticipated benefits, it might take longer than expected to realize the anticipated benefits or the initiatives might fail altogether.

We occupy most of our facilities under long-term non-cancellable leases. We may be unable to renew leases at the end of their terms. If we close a facility, we are still obligated under the applicable lease.

Most of our facilities are located in leased premises. Many of our current leases are non-cancellable and typically have initial terms ranging from five to ten years and most provide options to renew for specified periods of time. We believe that leases we enter into in the future will likely be long-term and non-cancellable and have similar renewal options. If we close or idle a facility, most likely we remain committed to perform our obligations under the applicable lease, which would include, among other things, payment of the base rent, insurance, taxes, and other expenses on the leased property for the balance of the lease term. The inability to terminate leases when idling a facility or exiting a geographic market can have a significant adverse impact on our financial condition, operating results and cash flows. For example, in response to the significant downturn in the homebuilding industry that began in 2006, we determined that it was necessary to discontinue operations in certain unprofitable markets. Because we were unable to terminate leases in these locations and were no longer able to make required payments under the leases, we undertook a prepackaged reorganization under the bankruptcy code in 2009 in order to terminate the real property leases in those markets in exchange for payment of a statutory amount of damages.

In addition, at the end of the lease term and any renewal period for a facility, we may be unable to renew the lease without substantial additional cost, if at all. If we are unable to renew our facility leases, we may close or relocate a facility, which could subject us to construction and other costs and risks, which in turn could have a material adverse effect on our business and operating results. In addition, we may not be able to secure a replacement facility in a location that is as commercially viable, including access to rail service, as the lease we are unable to renew. For example, closing a facility, even during the time of relocation, will reduce the sales that the facility would have contributed to our revenues. Additionally, the revenue and profit, if any, generated at a relocated facility may not equal the revenue and profit generated at the existing one.

Homebuilding activities in the Texas, North Carolina, Utah, California and Georgia markets have a large impact on our results of operations because we conduct a significant portion of our business in these markets.

We presently conduct a significant portion of our business in the Texas, North Carolina, Utah, California and Georgia markets, which represented approximately 32%, 15%, 10%, 10% and 10%, respectively, of our 2013 total net sales. Home prices and sales activities in these markets and in most of the other markets in which we operate have declined from time to time, particularly as a result of slow economic growth. In the last several years, these markets have benefited from better than average employment growth, which has aided homebuilding activities, but we cannot assure you that these conditions will continue. Local economic conditions can depend on a variety of factors, including national economic conditions, local and state budget situations and the impact of federal cutbacks. If homebuilding activity declines in one or more of the markets in which we operate, our costs may not decline at all or at the same rate and may negatively impact our operating results.

We may be unable to manage effectively our inventory and working capital as our sales volume increases or material prices fluctuate, which could have a material adverse effect on our business, financial condition and operating results.

We purchase certain materials, including lumber products, which are then sold to customers as well as used as direct production inputs for our manufactured and prefabricated products. We must maintain, and have adequate working capital to purchase, sufficient inventory to meet customer demand. Due to the lead times required by our suppliers, we order products in advance of expected sales. This requires us to forecast our sales and purchase accordingly. In periods of growth, it can be especially difficult to forecast sales accurately. We must also manage our working capital to fund our inventory purchases. Excessive spikes in the market prices of certain building products, such as lumber, can put negative pressure on our operating cash flows by requiring us to invest more in inventory. In the future, if we are unable to manage effectively our inventory and working capital as we attempt to grow our business, our cash flows may be negatively affected, which could have a material adverse effect on our business, financial condition and operating results.

The majority of our net sales are credit sales that are made primarily to customers whose ability to pay is dependent, in part, upon the economic strength of the industry and geographic areas in which they operate, and the failure to collect or timely collect monies owed from customers could adversely affect our financial condition.

The majority of our net sales volume in fiscal 2013 was facilitated through the extension of credit to our customers whose ability to pay is dependent, in part, upon the economic strength of the industry in the areas where they operate. We offer credit to customers, either through unsecured credit that is based solely upon the creditworthiness of the customer, or secured credit for materials sold for a specific job where the security lies in lien rights associated with the material going into the job. The type of credit offered depends both on the financial strength of the customer and the nature of the business in which the customer is involved. End users, resellers and other non-contractor customers generally purchase more on unsecured credit than secured credit. The inability of our customers to pay off their credit lines in a timely manner, or at all, would adversely affect our financial condition, operating results and cash flows. Furthermore, our collections efforts with respect to non-paying or slow-paying customers could negatively impact our customer relations going forward.

Because we depend on the creditworthiness of certain of our customers, if the financial condition of our customers declines, our credit risk could increase. Significant contraction in our markets, coupled with tightened credit availability and financial institution underwriting standards, could adversely affect certain of our customers. Should one or more of our larger customers declare bankruptcy as has occurred in the past, it could adversely affect the collectability of our accounts receivable, bad debt reserves and net income.

We are subject to competitive pricing pressure from our customers.

Production homebuilders historically have exerted significant pressure on their outside suppliers to keep prices low because of their market share and ability to leverage such market share in the highly fragmented building products supply and services industry. The housing industry downturn resulted in significantly increased pricing pressures from production homebuilders and other customers. These pricing pressures have adversely affected our operating results and cash flows. In addition, continued consolidation among homebuilders, and changes in homebuilders’ purchasing policies or payment practices, could result in additional pricing pressure. Moreover, during the housing downturn, several of our homebuilder customers defaulted on amounts owed to us or extended their payable days as a result of their financial condition. If such payment failures or delays were to recur, it could significantly adversely affect our financial condition, operating results and cash flows.

We may not timely identify or effectively respond to consumer needs, expectations or trends, which could adversely affect our relationship with customers, the demand for our products and services and our market share.

It is difficult to predict successfully the products and services our customers will demand. The success of our business depends in part on our ability to identify and respond promptly to changes in demographics, consumer preferences, expectations, needs and weather conditions, while also managing inventory levels. For example, an increased consumer focus on making homes energy efficient could require us to offer more energy efficient building materials and there can be no assurance that we would be able to identify appropriate suppliers on acceptable terms. Failure to identify timely or effectively respond to changing consumer preferences, expectations and building product needs could adversely affect our relationship with customers, the demand for our products and services and our market share.

We may be unable to implement successfully our growth strategy, which includes pursuing strategic acquisitions and opening new facilities.

Our long-term business plan provides for continued growth through strategic acquisitions and organic growth through the construction of new facilities or the expansion of existing facilities. Failure to identify and acquire suitable acquisition candidates on appropriate terms could have a material adverse effect on our growth strategy. Moreover, our reduced operating results during the housing downturn, our liquidity position, or the requirements of our Credit Agreement, could prevent us from obtaining the capital required to effect new acquisitions or expansions of existing facilities. Our failure to make successful acquisitions or to build or expand facilities, including manufacturing facilities, produce saleable product, or meet customer demand in a timely manner could result in damage to or loss of customer relationships, which could adversely affect our financial condition, operating results and cash flows.

In addition, we may not be able to integrate the operations of future acquired businesses in an efficient and cost effective manner or without significant disruption to our existing operations. Acquisitions involve significant risks and uncertainties, including uncertainties as to the future financial performance of the acquired business, difficulties integrating acquired personnel and corporate cultures into our business, the potential loss of key employees, customers or suppliers, difficulties in integrating different computer and accounting systems, exposure to unknown or unforeseen liabilities of acquired companies, and the diversion of management attention and resources from existing operations. We may be unable to complete successfully potential acquisitions due to multiple factors, such as issues related to regulatory review of the proposed transactions. We may also be required to incur additional debt in order to consummate acquisitions in the future, which debt may be substantial and may limit our flexibility in using our cash flow from operations. Our failure to integrate future acquired businesses effectively or to manage other consequences of our acquisitions, including increased indebtedness, could prevent us from remaining competitive and, ultimately, could adversely affect our financial condition, operating results and cash flows.

Federal, state, local and other regulations could impose substantial costs and/or restrictions on our operations that would reduce our net income.

We are subject to various federal, state, local, and other regulations, including, among other things, regulations promulgated by the Department of Transportation (“DOT”), work safety regulations promulgated by the Occupational Safety and Health Administration (“OSHA”), employment regulations promulgated by the United States Equal Employment Opportunity Commission, regulations of the United States Department of Labor, accounting standards issued by the Financial Accounting Standards Board or similar entities, and state and local zoning restrictions, building codes and contractors’ licensing regulations. More burdensome regulatory requirements in these or other areas may increase our general and administrative costs and adversely affect our financial condition, operating results and cash flows. Moreover, failure to comply with the regulatory requirements applicable to our business could expose us to litigation and/or substantial penalties that could adversely affect our financial condition, operating results and cash flows.

Our transportation operations are subject to the regulatory jurisdiction of the DOT. The DOT has broad administrative powers with respect to our transportation operations. More restrictive limitations on vehicle weight and size, trailer length and configuration, or driver hours of service would increase our costs, which, if we are unable to pass these cost increases on to our customers, may increase our selling, general and administrative expenses and adversely affect our financial condition, operating results and cash flows. If we fail to comply adequately with DOT regulations or regulations become more stringent, we could experience increased inspections, regulatory authorities could take remedial action including imposing fines or shutting down our operations or we could be subject to increased audit and compliance costs. If any of these events were to occur, our financial condition, operating results and cash flows would be adversely affected.

In addition, the homebuilding industry is subject to various local, state and federal statutes, ordinances, codes, rules and regulations concerning zoning, building design and safety, construction, energy conservation, environmental protection and similar matters, including regulations that impose restrictive zoning and density requirements on our business or that limit the number of homes that can be built within the boundaries of a particular area. Regulatory restrictions may increase our operating expenses and limit the availability of suitable building lots for our customers, which could negatively affect our sales and earnings.

The loss of any of our significant customers could affect our financial health.

Our ten largest customers generated approximately 20.7% and 20.5% of our net sales for the years ended December 31, 2013 and 2012, respectively. We cannot guarantee that we will maintain or improve our relationships with these customers or that we will continue to supply these customers at historical levels. Due to the weak housing market over the past several years, many of our homebuilder customers substantially reduced their construction activity. Some homebuilder customers exited or severely curtailed building activity in certain of our markets.

In addition, production homebuilders and other customers may: (i) seek to purchase some of the products that we currently sell directly from manufacturers; (ii) elect to establish their own building products manufacturing and distribution facilities or (iii) give advantages to manufacturing or distribution intermediaries in which they have an economic stake. Continued consolidation among production homebuilders could also result in a loss of some of our present customers to our competitors. The loss of one or more of our significant customers or deterioration in our relations with any of them could adversely affect our financial condition, operating results and cash flows. Furthermore, our customers typically are not required to purchase any minimum amount of products from us. The contracts into which we have entered with most of our professional customers typically provide that we supply particular products or services for a certain period of time when and if ordered by the customer. Should our customers purchase our products in significantly lower quantities than they have in the past, such decreased purchases could have a material adverse effect on our financial condition, operating results and cash flows.

We may have future capital needs that require us to incur additional debt and may not be able to obtain additional financing on acceptable terms, if at all.

We are substantially reliant on liquidity provided by our Credit Agreement and cash on hand to provide working capital and fund our operations. Our working capital and capital expenditure requirements are likely to grow as the housing market improves. Economic and credit market conditions, the performance of the homebuilding industry, and our financial performance, as well as other factors, may constrain our financing abilities. Our ability to secure additional financing, if available, and to satisfy our financial obligations under indebtedness outstanding from time to time will depend upon our future operating performance, the availability of credit, economic conditions and financial, business and other factors, many of which are beyond our control. The prolonged continuation or worsening of current housing market conditions and the macroeconomic factors that affect our industry could require us to seek additional capital and have a material adverse effect on our ability to secure such capital on favorable terms, if at all.

We may be unable to secure additional financing or financing on favorable terms or our operating cash flow may be insufficient to satisfy our financial obligations under our outstanding indebtedness. If additional funds are raised through the issuance of additional equity or convertible debt securities, our stockholders may experience significant dilution. We may also incur additional indebtedness in the future, including collateralized debt, subject to the restrictions contained in the Credit Agreement. If new debt is added to our current debt levels, the related risks that we now face could intensify.

The Credit Agreement contains various financial covenants that could limit our ability to operate our business.

The Credit Agreement includes a financial covenant that requires us to maintain a minimum Fixed Charge Coverage Ratio of 1.0 as defined therein. However, the covenant is only applicable if the sum of availability under the revolving line of the Credit Agreement (“Revolver”) plus Qualified Cash (which includes cash and cash equivalents in deposit accounts or securities accounts or any combination thereof that are subject to a control agreement) falls below $20 million at any time, and remains in effect until the sum of availability under the Revolver plus Qualified Cash exceeds $20 million for 30 consecutive days. While there can be no assurances, based upon our forecast, we do not expect the covenant to become applicable during the year ending December 31, 2014. However, while we would currently satisfy this covenant if it were applicable, should this not be the case, we would evaluate our liquidity options including amending the Credit Agreement, seeking alternative financing arrangements of debt and/or equity and/or selling assets. No assurances can be given that such alternative financing would be available, or if available, under terms similar to our existing Credit Agreement or that we would be able to sell assets on a timely basis.

We may be adversely affected by any disruption in our IT systems.

Our operations are dependent upon our IT systems, which encompass all of our major business functions. Our ERP system, which we use for operations representing virtually all of our sales, is a proprietary system that has been highly customized by our computer programmers. Our centralized financial reporting system currently draws data from our ERP system. We rely upon such IT systems to manage and replenish inventory, to fill and ship customer orders on a timely basis and to coordinate our sales and distribution activities across all of our products and services.

A substantial disruption in our IT systems for any prolonged time period (arising from, for example, system capacity limits from unexpected increases in our volume of business, outages, computer viruses, unauthorized access or delays in our service) could result in delays in receiving inventory and supplies or filling customer orders and adversely affect our customer service and relationships. Our systems might be damaged or interrupted by natural or man-made events or by computer viruses, physical or electronic break-ins, or similar disruptions affecting the global Internet. There can be no assurance that such delays, problems or costs will not have a material adverse effect on our financial condition, operating results and cash flows.

We may be adversely affected by any natural or man-made disruptions to our distribution and manufacturing facilities.

We currently maintain a broad network of distribution and manufacturing facilities throughout the eastern, southern and western United States. Any widespread disruption to our facilities resulting from fire, earthquake, weather-related events, an act of terrorism or any other cause could damage a significant portion of our inventory and could materially impair our ability to distribute our products to customers. We could incur significantly higher costs and longer lead times associated with distributing our products to our customers during the time that it takes for us to reopen or replace a damaged facility. In addition, any shortages of fuel or significant fuel cost increases could disrupt our ability to distribute products to our customers. Disruptions to the national or local transportation infrastructure systems including those related to a domestic terrorist attack may also affect our ability to keep our operations and services functioning properly. If any of these events were to occur, our financial condition, operating results and cash flows could be materially adversely affected.

We are subject to exposure to environmental liabilities and are subject to environmental regulation.

We are subject to various federal, state and local environmental laws, ordinances, rules and regulations including those promulgated by the United States Environmental Protection Agency and analogous state agencies. As current and former owners, lessees and operators of real property, we can be held liable for the investigation or remediation of contamination at or from such properties, in some circumstances irrespective of whether we knew of or caused such contamination. No assurance can be provided that investigation and remediation will not be required in the future as a result of spills or releases of petroleum products or hazardous substances, the discovery of currently unknown environmental conditions, more stringent standards regarding existing contamination, or changes in legislation, laws, ordinances, rules or regulations or their interpretation or enforcement. More burdensome environmental regulatory requirements may increase our costs and adversely affect our financial condition, operating results and cash flows.

We are subject to cybersecurity risks and may incur increasing costs in an effort to minimize those risks.

Our business employs systems and a website that allow for the secure storage and transmission of customers’ proprietary information. Security breaches could expose us to a risk of loss or misuse of this information, litigation and potential liability. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Any compromise of our security could result in a violation of applicable privacy and other laws, significant legal and financial exposure, damage to our reputation and a loss of confidence in our security measures, which could harm our business. The regulatory environment related to information security and privacy is increasingly rigorous, with new and constantly changing requirements applicable to our business, and compliance with those requirements could result in additional costs. Our computer systems have been, and will likely continue to be, subjected to computer viruses or other malicious codes, unauthorized access attempts and cyber- or phishing-attacks. These events could compromise our confidential information, impede or interrupt our business operations, and may result in other negative consequences, including remediation costs, loss of revenue, litigation and reputational damage. To date, we have not experienced a material breach of cybersecurity. As cyber-attacks become more sophisticated generally, and as we implement changes giving customers greater electronic access to our systems, we may be required to incur significant costs to strengthen our systems from outside intrusions and/or obtain insurance coverage related to the threat of such attacks, as we currently do not carry any such coverage. While we have implemented administrative and technical controls and have taken other preventive actions to reduce the risk of cyber incidents and protect our IT, they may be insufficient to prevent physical and electronic break-ins, cyber-attacks or other security breaches to our computer systems.

Risks related to this offering and ownership of our common stock

The price of our common stock may fluctuate significantly.

Volatility in the market price of our common stock may prevent you from being able to sell your shares of our common stock at or above the price you paid for them. The market price for our common stock could fluctuate significantly for various reasons, including:

•	our operating and financial performance and prospects;

•	our quarterly or annual earnings or those of other companies in our industry;

•	the public’s reaction to our press releases, our other public announcements and our filings with the Securities and Exchange Commission (“SEC”);

•	changes in, or failure to meet, earnings estimates or recommendations by research analysts who track our common stock or the stock of other companies in our industry;

•	the failure of research analysts to cover our common stock;

•	general economic, industry and market conditions;

•	strategic actions by us, our customers or our competitors, such as acquisitions or restructurings;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	material litigation or government investigations;

•	changes in general conditions in the United States and global economies or financial markets, including those resulting from war, incidents of terrorism or responses to such events;

•	changes in key personnel;

•	sales of common stock by us, affiliates of Gores or members of our management team;

•	the granting or exercise of employee stock options;

•	payment of liabilities for which we are self-insured;

•	volume of trading in our common stock;

•	threats to, or impairments of, our intellectual property; and

•	the impact of the factors described elsewhere in this section.

In addition, in recent years, the stock market has regularly experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of our common stock could fluctuate based upon factors that have little or nothing to do with us and these fluctuations could materially reduce our share price.

The requirements of being a public company have increased certain of our costs and require significant management focus.

As a public company, our legal, accounting and other expenses associated with compliance-related and other activities have increased. For example, in connection with our IPO, we created new Board committees and appointed an independent director to comply with the corporate governance requirements of the NASDAQ. Costs to obtain director and officer liability insurance have contributed to our increased costs. As a result of the associated liability, it may be more difficult for us to attract and retain qualified persons to serve on our Board or as executive officers. Advocacy efforts by stockholders and third parties may also prompt even more changes in governance and reporting requirements, which could further increase our compliance costs.

We are currently exempt from certain corporate governance requirements since we are a “controlled company” within the meaning of the NASDAQ rules and, as a result, you will not have the protections afforded by these corporate governance requirements.

Gores Holdings, an affiliate of Gores, currently holds a majority of our common stock. As a result, we are considered a “controlled company” for the purposes of the listing requirements of the NASDAQ. Under these rules, a company of which more than 50% of the voting power is held by a group is a “controlled company” and may elect not to comply with certain corporate governance requirements of the NASDAQ, including the requirements that our Board, our Compensation Committee and our Corporate Governance and Nominating Committee meet the standard of independence established by those corporate governance requirements. The independence standards are intended to ensure that directors who meet the independence standard are free of any conflicting interest that could influence their actions as directors. Upon completion of this offering, we will cease to be a controlled company and will be required to comply with all of NASDAQ’s corporate governance requirements on the following phase in schedule: our Compensation Committee and our Corporate Governance and Nominating Committee must each be composed of at least three members, one of whom will be independent upon the completion of this offering, a majority of whom will be independent within 90 days of the completion of this offering, and each of whom will be independent within one year of the completion of this offering. Additionally, we will have 12 months from the completion of this offering to have a majority of independent directors on our Board. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of NASDAQ’s corporate governance requirements until the applicable phase-in periods expire.

Our significant stockholder, Gores Holdings, has the ability to control significant corporate activities and its interests may not coincide with yours.

After the consummation of this offering, Gores Holdings will beneficially own approximately 37.16% of our outstanding common stock, assuming the underwriters do not exercise their option to purchase additional shares. If the underwriters exercise their option to purchase additional shares, Gores Holdings will beneficially own approximately 33.37% of our outstanding common stock. As a result of its current ownership, Gores Holdings (and indirectly, Gores, given its control of Gores Holdings), has the ability to influence the outcome of matters submitted to a vote of stockholders and, through our Board, the ability to influence decision-making with respect to our business direction and policies. Even following the consummation of this offering when Gores Holdings’ ownership of our shares falls below a majority, it may continue to be able to strongly influence or effectively control our decisions.

Matters over which Gores Holdings (and indirectly, Gores, given its control of Gores Holdings) can exercise significant influence include:

•	election of directors;

•	mergers and other business combination transactions, including proposed transactions that would result in our stockholders receiving a premium price for their shares;

•	other acquisitions or dispositions of businesses or assets;

•	incurrence of indebtedness and the issuance of equity securities;

•	repurchase of stock and payment of dividends; and

•	the issuance of shares to management under the 2013 Incentive Plan.

In addition, Gores Holdings has a contractual right to designate a number of directors proportionate to its stock ownership.

Conflicts of interest may arise because some of our directors are affiliated with our largest stockholder.

Messrs. Freedman, Meyer and Yager, who are officers or employees of Gores or its affiliates, serve on our Board. Gores controls Gores Holdings, our majority stockholder. Gores or its affiliates may hold equity interests in entities that directly or indirectly compete with us, and companies in which it or one of its affiliates is an investor or may invest in the future may begin competing with us or become customers of or vendors to the Company. As a result of these relationships, when conflicts between the interests of Gores, on the one hand, and of our other stockholders, on the other hand, arise, these directors may not be disinterested. Although our directors and officers have a duty of loyalty to us under Delaware law and our amended and restated certificate of incorporation, transactions that we enter into in which a director or officer has a conflict of interest are generally permissible so long as (i) the material facts relating to the director’s or officer’s relationship or interest as to the transaction are disclosed to our Board and a majority of our disinterested directors approves the transaction, (ii) the material facts relating to the director’s or officer’s relationship or interest as to the transaction are disclosed to our stockholders and a majority of our disinterested stockholders approve the transaction or (iii) the transaction is otherwise fair to us. Our amended and restated certificate of incorporation also provides that any principal, officer, member, manager and/or employee of Gores or any entity that controls, is controlled by or under common control with Gores or any investment funds managed by Gores will not be required to offer any transaction opportunity of which they become aware to us and could take any such opportunity for themselves or offer it to other companies in which they have an investment, unless such opportunity is offered to them solely in their capacities as our directors.

We do not currently intend to pay dividends on our common stock.

We do not anticipate paying any cash dividends on our common stock for the foreseeable future. Instead, we intend to retain future earnings to fund our growth. In addition, our existing indebtedness restricts, and we anticipate our future indebtedness may restrict, our ability to pay dividends. Therefore, you may not receive a return on your investment in our common stock by receiving a payment of dividends.

Stock Building Supply Holdings, Inc. does not conduct any substantive operations and, as a result, its ability to pay dividends is dependent upon the financial results and cash flows of its operating subsidiaries and the distribution or other payment of cash to it in the form of dividends or otherwise. The direct and indirect subsidiaries of Stock Building Supply Holdings, Inc. are separate and distinct legal entities and have no obligation to make any funds available to the Stock Building Supply Holdings, Inc.

Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

Sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional shares. As of February 28, 2014, there were 26,112,007 shares of our common stock outstanding. Our pre-IPO investors, including an affiliate of Gores, own as many as 18,062,007 of these shares, 6,600,000 of which will be sold in this offering (7,590,000 if the underwriters exercise their option to buy additional stock). Gores’ affiliates have the right to require us to register their shares, and our other pre-IPO stockholders have the right to include their shares in any such registration. Sales by such Gores’ affiliates or our other pre-IPO stockholders of a substantial number of shares could significantly reduce the market price of our common stock.

We also have 1,249,489 shares of our common stock available for issuance under the 2013 Incentive Plan as of February 28, 2014, not including shares underlying outstanding stock options and RSUs. In addition, as of February 28, 2014, there were issued and outstanding approximately (i) 47,634 shares of restricted stock, (ii) 10,000 RSUs that convert into common stock upon vesting, and (iii) 492,877 options for the purchase of common stock under the 2013 Incentive Plan. Upon vesting, conversion or exercise as applicable, such registered shares can be freely sold in the public market. If a large number of these shares are sold in the public market, the sales could reduce the trading price of our common stock.

Our future operating results may fluctuate significantly and our current operating results may not be a good indication of our future performance. Fluctuations in our quarterly financial results could affect our stock price in the future.

Our revenues and operating results have historically varied from period-to-period and we expect that they will continue to do so as a result of a number of factors, many of which are outside of our control. If our quarterly financial results or our predictions of future financial results fail to meet the expectations of securities analysts and investors, our stock price could be negatively affected. Any volatility in our quarterly financial results may make it more difficult for us to raise capital in the future or pursue acquisitions that involve issuances of our stock. Our operating results for prior periods may not be effective predictors of future performance.

Factors associated with our industry, the operation of our business and the markets for our products and services may cause our quarterly financial results to fluctuate, including:

•	the seasonal and cyclical nature of the homebuilding industry;

•	the highly competitive nature of our industry;

•	the volatility of prices, availability and affordability of raw materials, including lumber, wood products and other building products;

•	shortages of skilled and technical labor, increased labor costs and labor disruptions;

•	the production schedules of our customers;

•	general economic conditions, including but not limited to housing starts, repair and remodeling activity and light commercial construction, inventory levels of new and existing homes for sale, foreclosure rates, interest rates, unemployment rates, relative currency values, mortgage availability and pricing, as well as other consumer financing mechanisms, that ultimately affect demand for our products;

•	actions of suppliers, customers and competitors, including merger and acquisition activities, plant closures and financial failures;

•	litigation, claims and investigations involving the Company;

•	the financial condition and creditworthiness of our customers;

•	cost of compliance with government laws and regulations;

•	weather patterns; and

•	severe weather phenomena such as drought, hurricanes, tornadoes and fire.

Any one of the factors above or the cumulative effect of some of the factors referred to above may result in significant fluctuations in our quarterly financial and other operating results, including fluctuations in our key metrics. The variability and unpredictability could result in our failing to meet our internal operating plan or the expectations of securities analysts or investors for any period. If we fail to meet or exceed such expectations for these or any other reasons, the market price of our shares could fall substantially and we could face costly lawsuits, including securities class action suits.

Certain provisions of our organizational documents and other contractual provisions may make it difficult for stockholders to change the composition of our Board and may discourage hostile takeover attempts that some of our stockholders may consider to be beneficial.

Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing changes in control if our Board determines that such changes in control are not in the best interests of us and our stockholders. The provisions in our amended and restated certificate of incorporation and amended and restated bylaws include, among other things, the following:

•	a classified Board with three-year staggered terms;

•	the ability of our Board to issue shares of preferred stock and to determine the price and other terms, including preferences and voting rights, of those shares without stockholder approval;

•	stockholder action can only be taken at a special or regular meeting and not by written consent following the time that Gores Holdings and its affiliates cease to beneficially own a majority of our common stock;

•	advance notice procedures for nominating candidates to our Board or presenting matters at stockholder meetings;

•	removal of directors only for cause following the time that Gores Holdings and its affiliates cease to beneficially own a majority of our common stock;

•	allowing only our Board to fill vacancies on our Board; and

•	following the time that Gores Holdings and its affiliates cease to beneficially own a majority of our common stock, super-majority voting requirements to amend our amended and restated bylaws and certain provisions of our amended and restated certificate of incorporation.

In addition, we have entered into a Director Nomination Agreement with Gores Holdings that provides Gores Holdings the right to designate nominees for election to our Board for so long as Gores Holdings beneficially owns 10% or more of the total number of shares of our common stock then outstanding.

We have elected in our amended and restated certificate of incorporation not to be subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we are not subject to any anti-takeover effects of Section 203. However, our amended and restated certificate of incorporation contains provisions that have the same effect as Section 203, except that they provide that Gores Holdings, its affiliates (including any investment funds managed by Gores) and any person that becomes an interested stockholder as a result of a transfer of 5% or more of our voting stock by the forgoing persons to such person are excluded from the “interested stockholder” definition in our amended and restated certificate of incorporation and are therefore not subject to the restrictions set forth therein that have the same effect as Section 203.

While these provisions have the effect of encouraging persons seeking to acquire control of our Company to negotiate with our Board, they could enable the Board to hinder or frustrate a transaction that some, or a majority, of the stockholders might believe to be in their best interests and, in that case, may prevent or discourage attempts to remove and replace incumbent directors.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our Board, which is responsible for appointing the members of our management.

Any issuance of preferred stock could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock, which could depress the price of our common stock.

Our Board has the authority to issue preferred stock and to determine the preferences, limitations and relative rights of shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our stockholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for our common stock at a premium over the market price, and adversely affect the market price and the voting and other rights of the holders of our common stock.

Failure to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

We are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act and therefore are not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. We are required, however, to comply with the SEC’s rules implementing Section 302 of the Sarbanes-Oxley Act, which require management to certify financial and other information in our quarterly and annual reports. Though we are required to disclose changes made in our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until our fiscal year 2014 annual report. To comply with these requirements, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff. Testing and maintaining internal control could divert our management’s attention from other matters that are important to the operation of our business.

Our independent registered public accounting firm will be required to attest formally to the effectiveness of our internal controls over financial reporting beginning with our fiscal year 2014 annual report, as the phase-in period to comply with that requirement will have expired because our gross revenues exceeded $1 billion for the year ended December 31, 2013 and therefore, we are no longer an “emerging growth company.” At such time, our independent registered public accounting firm may issue a report that is adverse, in the event it is not satisfied with the level at which our controls are documented, designed or operating. If we are unable to conclude that we have effective internal control over financial reporting, we may suffer adverse consequences including: our independent registered public accounting firm may be required to note a finding of a material weakness, we may fail to meet our public reporting obligations and/or investors could lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock. We had a material weakness in the past that we remediated during the third and fourth quarters of 2013.

Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected. If we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements, and we or our independent registered public accounting firm may conclude that our internal control over financial reporting is not effective. If that were to happen, the market price of our stock could decline and we could be subject to sanctions or investigations by NASDAQ, the SEC or other regulatory authorities.

Our business and stock price may suffer as a result of our lack of public company operating experience. In addition, if securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

Prior to the completion of our IPO in August 2013, we were a privately-held company. Our limited public company operating experience may make it difficult to forecast and evaluate our future prospects. If we are unable to execute our business strategy, either as a result of our inability to manage effectively our business in a public company environment or for any other reason, our business, prospects, financial condition and operating results may be harmed. In addition, as a new public company we may lose research coverage by securities and industry analysts. If we lose securities or industry analyst coverage of our Company, the trading price for our stock may be negatively impacted. If we maintain or obtain new or additional securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus constitute forward-looking statements, including in the sections captioned “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts or present facts or conditions. In many cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or the negative of these terms or other comparable terminology.

The forward-looking statements contained in this prospectus reflect our views as of the date of this prospectus about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause events or our actual activities or results to differ significantly from those expressed in any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future events, results, actions, levels of activity, performance or achievements. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements, including, but not limited to, those factors described in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These factors include without limitation:

•	the state of the homebuilding industry and repair and remodeling activity, the economy and the credit markets;

•	seasonality and cyclicality of the building products supply and services industry;

•	competitive industry pressures and competitive pricing pressure from our customers and competitors;

•	inflation or deflation of prices of our products;

•	our exposure to product liability, warranty, casualty, construction defect, contract, tort and other claims and legal proceedings;

•	our ability to maintain profitability;

•	failure of the residential renovation and improvement activities to return to historic levels;

•	our ability to retain our key employees and to attract and retain new qualified employees, while controlling our labor costs;

•	product shortages, loss of key suppliers or failure to develop relationships with qualified suppliers, and our dependence on third-party suppliers and manufacturers;

•	the implementation of our supply chain and technology initiatives;

•	the impact of long-term non-cancelable leases at our facilities;

•	our concentration of business in the Texas, North Carolina, Utah, California, and Georgia markets;

•	our ability to effectively manage inventory and working capital;

•	the credit risk from our customers;

•	our ability to identify or respond effectively to consumer needs, expectations or trends;

•	the impact of federal, state, local and other laws and regulations;

•	the potential loss of significant customers;

•	our ability to obtain additional financing on acceptable terms;

•	the various financial covenants in our Credit Agreement;

•	disruptions in our IT systems;

•	natural or man-made disruptions to our distribution and manufacturing facilities;

•	our exposure to environmental liabilities and subjection to environmental laws and regulation; and

•	cybersecurity risks.

Certain of these and other factors are discussed in more detail in “Risk Factors” in this prospectus. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. The forward-looking statements included in this prospectus are made only as of the date of this prospectus and we undertake no obligation to publicly update or review any forward-looking statement made by us or on our behalf, whether as a result of new information, future developments, subsequent events or circumstances or otherwise.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares by the selling stockholders in this offering. See “Principal and Selling Stockholders.”

MARKET PRICE OF OUR COMMON STOCK

Our common stock began trading on NASDAQ under the symbol “STCK” on August 9, 2013. Prior to that, there was no public market for our common stock. The table below sets forth, for the periods indicated below, the high and low sales prices per share of our common stock as reported by Bloomberg since August 9, 2013.

2013	High	Low
Third Quarter	$15.50	$12.74
Fourth Quarter	$19.02	$12.45

2014
First Quarter (through February 28, 2014)	$23.33	$16.56

On February 28, 2014, the closing price as reported by Bloomberg of our common stock was $22.26 per share. As of February 28, 2014, we had approximately 15 holders of record of our common stock.

DIVIDEND POLICY

We do not currently pay and do not currently anticipate paying a regular dividend on our common stock. The declaration and payment of all future dividends, if any, will be at the discretion of our Board and will depend upon our financial condition, earnings, contractual conditions, restrictions imposed by the Credit Agreement or applicable laws and other factors that our Board may deem relevant.

Additionally, because we are a holding company, our ability to pay dividends on our common stock is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and capital resources—Revolving credit facility.” Any future determination to pay dividends will be at the discretion of our Board, subject to compliance with covenants in current and future agreements governing our indebtedness, and will depend upon our operating results, financial condition, capital requirements and other factors that our Board deems relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, indebtedness and our capitalization as of December 31, 2013. You should read the following table in conjunction with our financial statements and the related notes thereto, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” “Use of Proceeds” and “Description of Indebtedness” included elsewhere in this prospectus.

(in thousands, except shares and per share data)	As of December 31, 2013
Cash and cash equivalents	$1,138

Long-term debt (including current maturities):
Revolving line of credit	$59,072
Capital lease obligations	7,251

Total debt	66,323
Total stockholders’ equity:
Common stock, $0.01 par value, 300,000,000 authorized and 26,112,007 issued and outstanding	261
Additional paid-in-capital	144,570
Retained deficit	(17,150)

Total stockholders’ equity	127,681

Total capitalization	$194,004

DILUTION

As of December 31, 2013, net tangible book value attributable to our stockholders was $95.7 million, or $3.67 per share of common stock based on 26,112,007 shares of common stock issued and outstanding. Net tangible book value per share equals total consolidated tangible assets minus total consolidated liabilities divided by the number of outstanding shares of common stock. Except for the payment of certain offering expenses payable by us, our net tangible book value will be unaffected by this offering because this offering is being made solely by the selling stockholders and none of the proceeds will be paid to us. After deducting estimated offering expenses payable by us, our net tangible book value as of December 31, 2013 would have been approximately $95.1 million, or approximately $3.64 per share of common stock. This offering will result in a reduction in pro forma net tangible book value of $0.03 per share due to the payment of certain offering expenses by the company on behalf of the selling stockholders. Based on an assumed public offering price of $22.26 per share (the last reported price of our common stock on February 28, 2014), investors who purchase our common stock in this offering would be paying $18.62 more per share than net tangible book value.

The following table illustrates the calculation of the amount by which the assumed public offering price per share would exceed the net tangible book value per share after giving pro forma effect to this offering:

Assumed public offering price per share		$22.26
Net tangible book value per share as of December 31, 2013	$3.67
Decrease in net tangible book value per share from offering expenses payable by us	0.03

Pro forma net tangible book value per share after this offering		3.64

Excess of offering price per share over pro forma net tangible book value per share		$18.62

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables set forth our selected consolidated financial data. The selected consolidated financial data as of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial data as of December 31, 2010 and 2011 and for the year ended December 31, 2010 have been derived from our audited consolidated financial statements, which are not included in this prospectus.

You should read the information set forth below in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and notes thereto included elsewhere in this prospectus. Our historical consolidated financial data may not be indicative of our future performance.

	Year ended December 31,
(in thousands, except shares and per share data)	2010	2011	2012	2013
Statement of operations information:
Net sales	$751,706	$759,982	$942,398	$1,197,037
Cost of goods sold(1)	587,692	591,017	727,670	922,634

Gross profit	164,014	168,965	214,728	274,403
Operating expenses:
Selling, general and administrative expenses(2)	246,338	213,036	221,192	254,935
Depreciation expense	29,337	11,844	7,759	5,890
Amortization expense	1,140	1,457	1,470	2,236
Impairment of assets held for sale(3)	2,944	580	361	432
IPO transaction-related costs(4)	—	—	—	10,008
Restructuring expense(5)	7,089	1,349	2,853	141

Income (loss) from operations	(122,834)	(59,301)	(18,907)	761
Other income (expenses):
Bargain purchase gain(6)	11,223
Interest expense	(1,575)	(2,842)	(4,037)	(3,793)
Other income (expense), net(7)	(57)	(2,120)	278	870

Loss from continuing operations before income taxes	(113,243)	(64,263)	(22,666)	(2,162)
Income tax benefit (expense)(7)	47,463	22,332	8,084	(2,874)

Loss from continuing operations	(65,780)	(41,931)	(14,582)	(5,036)
Income (loss) from discontinued operations, net of tax expense (benefit) of $4,038, $658, $52 and $243, respectively(8)	(4,214)	(202)	49	401

Net loss	(69,994)	(42,133)	(14,533)	(4,635)
Class B Senior Preferred stock deemed dividend	(5,079)	(4,188)	(4,480)	(1,836)
Accretion of beneficial conversion feature on Convertible Class C Convertible Preferred stock	—	—	(5,000)	—

Loss attributable to common stockholders	$(75,073)	$(46,321)	$(24,013)	$(6,471)

Basic and diluted loss income (loss) per share(9):
Loss from continuing operations	$(3.01)	$(2.07)	$(1.83)	$(0.38)
Income (loss) from discontinued operations	(0.18)	(0.01)	—	0.02

Net loss	$(3.19)	$(2.08)	$(1.83)	$(0.36)

Weighted average number of common shares outstanding, basic and diluted(9)	23,502,470	22,262,337	13,153,446	18,205,892

Statements of cash flows data:
Net cash provided by (used in):
Operating activities	$(57,999)	$(7,001)	$(12,243)	$(40,264)
Investing activities	8,903	7,322	(4,861)	(1,863)
Financing activities	(20,145)	138	14,838	40,574

	Year ended December 31,
(in thousands, except shares and per share data)	2010	2011	2012	2013
Other financial data:
Depreciation and amortization	$36,149	$16,188	$11,718	$12,060
Capital expenditures	2,506	1,339	2,741	7,448
EBITDA(10)	(79,733)	(45,435)	(6,862)	14,092
Adjusted EBITDA(10)	(57,987)	(30,799)	1,993	27,803

Balance sheet data (at period end):
Cash and cash equivalents	$4,498	$4,957	$2,691	$1,138
Total current assets	188,227	155,455	194,345	227,134
Property and equipment, net of accumulated depreciation	72,821	57,759	55,076	56,039
Total assets	294,970	254,641	286,012	318,540
Total debt (including current portion and capital lease obligations)	15,174	35,915	79,182	66,323
Redeemable preferred stock	50,809	54,997	41,477	—
Total stockholders’ equity(9)	122,229	51,426	34,164	127,681

(1)	Includes depreciation expense of $5.7 million, $2.9 million, $2.5 million and $3.9 million for the years ended December 31, 2010, 2011, 2012 and 2013, respectively.
(2)	Includes severance expense of $1.6 million, $2.0 million, $0.5 million and $0.2 million for the years ended December 31, 2010, 2011, 2012 and 2013, respectively.
(3)	Impairment of assets held for sale represents the write down of such assets to the lower of depreciated cost or estimated fair value less expected disposition costs. See note (9) to our audited financial statements included elsewhere in this prospectus.
(4)	Represents $9.0 million fee for terminating our management services agreement with Gores and $1.0 million of other IPO transaction-related costs for the year ended December 31, 2013.
(5)	Relates to store closures and workforce reductions in continuing markets.
(6)	Represents the excess of the net assets acquired over the purchase price of certain assets and liabilities of National Home Centers, Inc. (“NHC”) in April 2010.
(7)	Includes $3.1 million, $1.9 million and $0.4 million of expense related to the reduction of a tax indemnification asset, with a corresponding increase in income tax benefit, for the years ended December 31, 2010, 2011 and 2012, respectively. This indemnification asset corresponds to the long-term liability related to uncertain tax positions for which Wolseley had indemnified the Company, which was reduced upon the expiration of the statute of limitations for certain tax periods. See note (15) to our audited financial statements included elsewhere in this prospectus.
(8)	During the years ended December 31, 2010, 2011 and 2012, we ceased operations in certain geographic markets due to declines in residential homebuilding throughout the United States. The cessation of operations in these markets has been treated as discontinued operations as the markets had distinguishable cash flows and operations that have been eliminated from ongoing operations. See note (5) to our audited financial statements included elsewhere in this prospectus.
(9)	We have adjusted our historical financial statements to retroactively reflect the conversion from a limited liability company to a corporation on May 2, 2013 and the change of members’ equity to stockholders’ equity and the 25.972 -for-1 split of our Class A Common stock and Class B Common stock effected on July 29, 2013.
(10)

EBITDA is defined as net loss before interest, income taxes and depreciation and amortization. Adjusted EBITDA is defined as EBITDA plus impairment of assets held for sale, restructuring, severance and other expenses related to store closures and business optimization, bargain purchase gain, discontinued operations, management fees, non-cash compensation, acquisition costs, other expense resulting from the reduction of a tax indemnification asset and certain other items. Adjusted EBITDA is intended as a supplemental measure of our performance that is not required by, or presented in accordance with, GAAP. We believe that EBITDA and Adjusted EBITDA provide useful information to management and investors regarding certain financial and business trends relating to our financial condition and operating results. Our management uses EBITDA and Adjusted EBITDA to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining management incentive compensation, and for budgeting and planning purposes. These measures are used in monthly financial reports prepared for management and our Board. We believe that the use of EBITDA and Adjusted EBITDA provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s financial measures with other distribution and retail companies, which may present similar non-GAAP financial measures to investors. Our management does not consider EBITDA or Adjusted EBITDA in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of EBITDA and Adjusted EBITDA is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. Some of these limitations are: (i) EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs; (ii) EBITDA and Adjusted EBITDA do not reflect our interest expense, or the requirements necessary to service interest or principal payments on our debt; (iii) EBITDA and Adjusted EBITDA do not reflect our income tax expenses or the cash requirements to pay our taxes; (iv) EBITDA and Adjusted EBITDA do not reflect historical cash expenditures or future requirements for capital expenditure or contractual commitments; and (v) although depreciation and amortization charges are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. In order to compensate for these limitations, management presents EBITDA and Adjusted EBITDA in connection with GAAP results. You should review the reconciliation of net loss to EBITDA and Adjusted EBITDA below, and not rely on any single financial measure to evaluate our business.

The following is a reconciliation of net loss to EBITDA and Adjusted EBITDA.

	Year ended December 31,
(dollars in thousands)	2010	2011	2012	2013
Net loss	$(69,994)	$(42,133)	$(14,533)	$(4,635)
Interest expense	1,575	2,842	4,037	3,793
Income tax benefit	(47,463)	(22,332)	(8,084)	2,874
Depreciation and amortization	36,149	16,188	11,718	12,060

EBITDA	$(79,733)	$(45,435)	$(6,862)	$14,092
Impairment of assets held for sale(a)	2,944	580	361	432
IPO transaction-related costs(b)	—	—	—	10,008
Restructuring, severance, other expense related to store closures and business optimization(c)	19,731	8,110	5,228	1,254
Bargain purchase gain(d)	(11,223)	—	—	—
Discontinued operations, net of tax benefit(e)	4,214	202	(49)	(401)
Management fees(f)	2,597	2,406	1,379	1,307
Non-cash compensation expense	288	384	1,305	1,049
Acquisition costs(g)	4,086	1,017	284	257
Reduction of tax indemnification asset(h)	3,056	1,937	347	—
Other items(i)	(3,947)	—	—	(195)

Adjusted EBITDA	$(57,987)	$(30,799)	$1,993	$27,803

(a)	See note (3) above.
(b)	See note (4) above.
(c)	See notes (2) and (5) above. Also includes (i) $7.7 million, $3.9 million, $1.8 million and $0.9 million for the years ended December 31, 2010, 2011, 2012 and 2013, respectively, related to closed locations, consisting of pre-tax losses incurred during closure and post-closure expenses, (ii) a $1.4 million loss on the sale of land and buildings in the year ended December 31, 2010, and (iii) $1.9 million, $0.9 million, $0 and $0 of business optimization expenses, primarily consulting fees related to cost saving initiatives, for the years ended December 31, 2010, 2011, 2012 and 2013, respectively.
(d)	See note (6) above.
(e)	See note (8) above.
(f)	Represents the expense for management services provided by Gores and by Wolseley through August 2013 and November 2011, respectively, and professional services provided by an affiliate of Gores, other than $0.5 million that is included in income (loss) from discontinued operations the year ended December 31, 2010.
(g)	Represents (i) $2.1 million and $2.0 million in the year ended December 31, 2010 related to the acquisition of NHC and Bison, respectively, (ii) $0.8 million and $0.2 million in the year ended December 31, 2011 related to an abandoned acquisition and the acquisition of Bison, respectively, and (iii) $0.2 million and $0.1 million in the year ended December 31, 2012 related to the acquisitions of TBSG and Chesapeake, respectively, and (iv) $0.1 million and $0.2 million in the year ended December 31, 2013 related to the acquisitions of TBSG and Chesapeake, respectively.
(h)	See note (7) above.
(i)	Represents (i) $0.7 million of expenses related to the Company’s prepackaged reorganization, net of $4.6 million received as proceeds from the settlement of a legal proceeding for the year ended December 31, 2010 and (ii) a gain of $0.2 million for the year ended December 31, 2013 related to the reduction of an earnout liability associated with the TBSG acquisition.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read this discussion and analysis in conjunction with our historical consolidated financial statements and the notes thereto included elsewhere in this prospectus. This discussion and analysis covers periods prior to this offering and related transactions. As a result, the discussion and analysis of historical periods does not reflect the impact that this offering, such conversion and other related transactions will have on us. Our historical results may not be indicative of our future performance. This discussion and analysis contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those discussed in “Risk Factors.” Our actual results may differ materially from those contained in any forward-looking statements.

Overview

We are a large, diversified LBM distributor and solutions provider that sells to new construction and repair and remodeling contractors. We carry a broad line of products and have operations throughout the United States. Our primary products are lumber & lumber sheet goods, millwork, doors, flooring, windows, structural components such as EWP, trusses and wall panels and other exterior products. Additionally, we provide solution-based services to our customers, including design, product specification and installation management services. We serve a broad customer base, including large-scale production homebuilders, custom homebuilders and repair and remodeling contractors. We offer approximately 39,000 SKUs, as well as a broad range of customized products, all sourced through our strategic network of suppliers, which together with our various solution-based services, represent approximately 50% of the construction cost of a typical new home. By enabling our customers to source a significant portion of their materials and services from one supplier, we have positioned ourselves as the supply partner of choice for many of our customers.

We have operations in 14 states, which states accounted for approximately 56% of 2013 U.S. single-family housing permits according to the U.S. Census Bureau. In these 14 states, we operate in 21 metropolitan areas that we believe have an attractive potential for economic growth based on population trends and above-average employment growth.

Primarily as a result of the improving conditions in the residential construction market, our net sales for the year ended December 31, 2013 increased 27.0%. We estimate sales increased 19.6% due to volume, including acquisitions, and 7.4% due to commodity price inflation. Our gross margin was 22.9% for the year ended December 31, 2013 compared to 22.8% for the prior year period. Our selling, general and administrative expenses as a percentage of our net sales declined to 21.3% for the year ended December 31, 2013 as compared to 23.5% for the year ended December 31, 2012 as we successfully leveraged the increase in our net sales across the fixed elements of our operating cost base.

We recorded income from operations of $0.8 million during the year ended December 31, 2013, compared with a loss from operations of $18.9 million during the year ended December 31, 2012. The income from operations for the year ended December 31, 2013 included $10.0 million in IPO transaction-related expenses as compared to $0 for the year ended December 31, 2012. See further discussion in “—Operating Results” below.

On August 14, 2013, we issued 4,411,765 shares of common stock in our IPO. In connection with our IPO, we received proceeds of $55.2 million, net of underwriting discounts and offering expenses. At December 31, 2013, we had $1.1 million of cash and cash equivalents and $71.0 million of unused borrowing capacity under our Revolver. We used $1.6 million of cash during the year ended December 31, 2013, as cash provided by net proceeds from our IPO was partially offset by cash used for operations of $40.3 million, and net repayments on our Revolver of $13.1 million. These changes are discussed further in “—Liquidity and capital resources” below.

Factors affecting our operating results

Our operating results and financial performance are influenced by a variety of factors, including, among others, conditions in the housing market and economic conditions generally, changes in the cost of the products we sell (particularly commodity products), pricing policies of our competitors, production schedules of our customers and seasonality. Some of the more important factors are briefly discussed below.

Conditions in the housing and construction market

The building products supply and services industry is highly dependent on new home construction and repair and remodeling activity, which in turn are dependent upon a number of factors, including interest rates, consumer confidence, employment rates, foreclosure rates, housing inventory levels, housing demand, the availability of land, the availability of construction financing and the health of the economy and mortgage markets. The homebuilding industry underwent a significant downturn that began in mid-2006 and began to stabilize in late 2011. According to the U.S. Census Bureau, single-family housing starts in 2011, 2012 and 2013 were 0.43 million, 0.54 million and 0.62 million, respectively, which was significantly less than the 50-year average rate of approximately 1.0 million. There remains uncertainty regarding the timing and extent of any recovery in construction and repair and remodeling activity and resulting product demand levels. Many industry forecasters expect to see continued improvement in housing demand over the next few years. For example, as of December 2013, McGraw-Hill Construction forecasts that U.S. single-family housing starts will increase to 1.0 million by 2015. We believe there are several trends that indicate U.S. housing demand will likely recover in the long term and that the recent downturn in the housing industry is likely a trough in the cyclical nature of the residential construction industry. We believe that these trends are supported by positive economic and demographic indicators that are beginning to take hold in many of the markets in which we operate. These indicators, which we believe are typically indicative of housing market strength, include declining unemployment rates, rising home values, rebounding household formations and a favorable consumer interest rate environment supporting affordability and home ownership.

Overall economic conditions in the markets where we operate

Economic changes both nationally and locally in our markets impact our financial performance. Unfavorable changes in demographics, credit markets, consumer confidence, health care costs, housing affordability, housing inventory levels, a weakening of the national economy or of any regional or local economy in which we operate and other factors beyond our control could adversely affect consumer spending, result in decreased demand for homes and adversely affect our business. We believe continued employment growth, prospective home buyers’ access to financing and improved consumer confidence will be necessary to increase household formation rates. Improved household formation rates in turn will increase demand for housing and stimulate new construction.

Commodity nature of our products

Many of the building products we distribute, including lumber, OSB, plywood and particleboard, are commodities that are widely available from other manufacturers or distributors with prices and volumes determined frequently based on participants’ perceptions of short-term supply and demand factors. A shortage of capacity or excess capacity in the industry can result in significant increases or declines in market prices for those products, often within a short period of time. Prices of commodity products can also change as a result of national and international economic conditions, labor and freight costs, competition, market speculation, government regulation and trade policies, as well as from periodic delays in the delivery of lumber and other products. Short-term changes in the cost of these materials, some of which are subject to significant fluctuations, are sometimes passed on to our customers, but our pricing quotation periods and pricing pressure from our competitors may limit our ability to pass on such price changes. For example, from time to time we enter into extended pricing commitments, which could compress our gross margins in periods of inflation.

The following table reflects changes in the average composite framing lumber prices (per thousand board feet) and average composite structural panel prices (per thousand square feet). This composite calculation is based on index prices for OSB and plywood as reported by Random Lengths for the periods noted below.

	Year ended December 31,
	2011 average price	2011 versus 2010	2012 average price	2012 versus 2011	2013 average price	2013 versus 2012
Change in framing lumber prices	$272	(4)%	$322	18%	$384	19%
Change in structural panel prices	$292	(10)%	$384	32%	$426	11%

Periods of increasing prices provide the opportunity for higher sales and increased gross profit, while periods of declining prices may result in declines in sales and profitability. In particular, low market prices for wood products over a sustained period can adversely affect our financial condition, operating results and cash flows, as can excessive spikes in market prices. The increase in lumber and panel prices during the year ended December 31, 2013, compared with the same period in 2012, was one component of our improved net sales and gross profit for the year ended December 31, 2013, which increased $254.6 million and $59.7 million, respectively. For further discussion of the impact of commodity prices on historical periods, see “-Operating results.”

Consolidation of large homebuilders

Over the past ten years, the homebuilding industry has undergone consolidation and many larger homebuilders have increased their market share. We expect that trend to continue as larger homebuilders have better liquidity and land positions relative to the smaller, less capitalized homebuilders. Our focus is on maintaining relationships and market share with these customers while balancing the competitive pressures we face in our markets with certain profitability expectations. Our sales to production homebuilders, which include many of the country’s largest 100 homebuilders, increased approximately 29% on a year-over-year basis during the year ended December 31, 2013, compared to an increase in actual U.S. single-family housing starts of approximately 15% during the same period. We expect that our ability to maintain strong relationships with the largest builders will be vital to our ability to expand into new markets as well as grow our market share. While we generate significant sales from these homebuilders, our gross margins on sales to them tend to be lower than our gross margins on sales to other market segments. This could impact our gross margins as homebuilding recovers if the market share held by the production homebuilders continues to increase.

Our ability to control expenses

We pay close attention to managing our working capital and operating expenses. We employ a LEAN process operating philosophy, which encourages continuous improvement in our core processes to minimize waste, improve customer service, increase expense productivity, improve working capital and maximize profitability and cash flow. We regularly analyze our workforce productivity to achieve the optimum, cost-efficient labor mix for our facilities. Further, we pay careful attention to our logistics function and have implemented GPS-based technology to improve customer service and improve productivity of our shipping and handling costs.

Mix of products sold

We typically realize greater gross margins on more highly engineered and customized products, or ancillary products that are often purchased based on convenience and are therefore less price sensitive to our customers. For example, sales of lumber & lumber sheet goods tend to generate lower gross margins due to their commodity nature and the relatively low switching costs of sourcing those products from different suppliers. Structural components and millwork & other interior products often generate higher gross profit dollars relative to other products. Homebuilders often use structural components in order to realize increased efficiency and improved quality. Shortening cycle time from start to completion is a key imperative of homebuilders during periods of strong consumer demand or limited availability of framing labor. As the residential new construction market continues to strengthen, we expect the use of structural components by homebuilders to increase.

Changes in sales mix among construction segments

Our operating results may vary according to the amount and type of products we sell to each of our four primary construction segments: single-family homebuilders; remodeling contractors; multi-family contractors and light commercial. The following table reflects our estimated net sales by construction segment:

	2011		2012			2013
(dollars in thousands)	Net Sales	% of Sales	Net Sales	% of Sales	% Change vs. 2011	Net Sales	% of Sales	% Change vs. 2012
Single-family home builders	$518,342	68.2%	$679,800	72.1%	31.1%	$889,925	74.3%	30.9%
Remodeling contractors	161,360	21.2%	169,411	18.0%	5.0%	201,112	16.8%	18.7%
Other (including multi-family & light commercial)	80,280	10.6%	93,187	9.9%	16.1%	106,000	8.9%	13.7%

Total net sales	$759,982	100.0%	$942,398	100.0%	24.0%	$1,197,037	100.0%	27.0%

We tend to realize higher gross margins on sales to the remodeling segment due to the smaller product volumes purchased by those customers, as well as the more customized nature of the projects those customers generally undertake. Gross margins within the new single-family, multi-family and light commercial construction segments can vary based on a variety of factors, including the purchase volumes of the individual customer, the mix of products sold to that customer, the size and selling price of the project being constructed and the number of upgrades added to the project before or during its construction.

Freight costs and fuel charges

A portion of our shipping and handling costs is comprised of diesel or other fuels purchased for our delivery fleet. According to the U.S. Energy Information Administration, the average retail price per gallon for No. 2 diesel fuel was $3.85, $3.97 and $3.92 for the years ended December 31, 2011, 2012 and 2013, respectively. For the year ended December 31, 2013, we incurred costs of approximately $9.8 million within selling, general and administrative expenses for diesel and other fuels. Future increases in the cost of fuel, or inbound freight costs for the products we purchase, could impact our operating results and cash flows if we are unable to pass along these cost increases to our customers through increased prices.

Certain factors affecting our financial statements

Acquisitions

The assets of TBSG were acquired on December 21, 2012 and the assets of Chesapeake were acquired on April 8, 2013. Our revenues for the year ended December 31, 2013 increased by approximately $28.3 million as a result of these acquisitions. The TBSG acquisition did not have a material impact on our 2012 operating results.

Operating results

The following tables set forth our operating results in dollars and as a percentage of net sales for the periods indicated:

	Year ended December 31,
(dollars in thousands)	2011		2012		2013
Net sales	$759,982	100.0%	$942,398	100.0%	$1,197.037	100.0%
Cost of goods sold	591,017	77.8%	727,670	77.2%	922,634	77.1%

Gross profit	168,965	22.2%	214,728	22.8%	274,403	22.9%

Operating expenses:
Selling, general and administrative expenses	213,036	28.0%	221,192	23.5%	254,935	21.3%
Depreciation expense	11,844	1.6%	7,759	0.8%	5,890	0.5%
Amortization expense	1,457	0.2%	1,470	0.2%	2,236	0.2%
Impairment of assets held for sale	580	0.1%	361	0.0%	432	0.0%
IPO transaction-related costs	—	0.0%	—	0.0%	10,008	0.8%
Restructuring expense	1,349	0.2%	2,853	0.3%	141	0.0%

Income (loss) from operations	(59,301)	(7.8)%	(18,907)	(2.0)%	761	0.1%
Other income (expenses)
Interest expense	(2,842)	(0.4)%	(4,037)	(0.4)%	(3,793)	(0.3)%
Other income (expense), net	(2,120)	(0.3)%	278	0.0%	870	0.1%

Loss from continuing operations before income taxes	(64,263)	(8.5)%	(22,666)	(2.4)%	(2,162)	(0.2)%
Income tax benefit (expense)	22,332	2.9%	8,084	0.9%	(2,874)	(0.2)%

Loss from continuing operations	(41,931)	(5.5)%	(14,582)	(1.5)%	(5,036)	(0.4)%
Income (loss) from discontinued operations, net of tax expense of $243, $52 and $658, respectively	(202)	0.0%	49	0.0%	401	0.0%

Net loss	$(42,133)	(5.5)%	$(14,533)	(1.5)%	$(4,635)	(0.4)%

2013 compared to 2012

Net sales

For the year ended December 31, 2013, net sales increased $254.6 million, or 27.0%, to $1,197.0 million from $942.4 million during the year ended December 31, 2012. We estimate our sales volume increased approximately 19.6% while commodity price inflation resulted in an additional 7.4% increase in net sales. The increase in sales volume was driven primarily by increased single-family housing starts (as described below), $28.3 million in net sales from the acquisitions of TBSG and

Chesapeake and increases in demand from higher repair and remodeling activity. According to the U.S. Census Bureau, single-family housing starts, which were the primary driver for approximately 74% of our sales for the year ended December 31, 2013, increased approximately 15.5% for the year ended December 31, 2013 as compared to the same period in the prior year. Increases in net sales from Texas, North Carolina, Utah, California and Georgia represented approximately 77% of the total net sales increase for the year ended December 31, 2013 compared to the year ended December 31, 2012.

The following table shows net sales classified by major product category:

	2012		2013		% Change
(dollars in thousands)	Net Sales	% of Sales	Net Sales	% of Sales
Structural components	$106,745	11.3%	$157,975	13.2%	48.0%
Millwork & other interior products	178,449	18.9%	219,191	18.3%	22.8%
Lumber & lumber sheet goods	333,952	35.5%	428,384	35.8%	28.3%
Windows & other exterior products	202,532	21.5%	249,711	20.9%	23.3%
Other building products & services	120,720	12.8%	141,776	11.8%	17.5%

Total net sales	$942,398	100.0%	$1,197,037	100.0%	27.0%

Increased sales volume was achieved across all product categories. Average selling prices for lumber & lumber sheet goods were approximately 21.0% higher during the year ended December 31, 2013 compared to the year ended December 31, 2012. Structural components growth exceeded that of our other product categories primarily as a result of acquisitions.

Cost of goods sold

For the year ended December 31, 2013, cost of goods sold increased $194.9 million, or 26.8%, to $922.6 million from $727.7 million during the year ended December 31, 2012. We estimate our cost of sales increased approximately 19.4% as a result of increased sales volumes, while commodity cost inflation resulted in an additional 7.4% increase in cost of goods sold.

Gross profit

For the year ended December 31, 2013, gross profit increased $59.7 million, or 27.8%, to $274.4 million from $214.7 million for the year ended December 31, 2012, driven primarily by increased sales volumes. Our gross profit as a percentage of net sales (“gross margin”) was 22.9% for the year ended December 31, 2013 and 22.8% for the year ended December 31, 2012.

Operating expenses

For the year ended December 31, 2013, selling, general and administrative expenses increased $33.7 million, or 15.3%, to $254.9 million, or 21.3% of net sales, from $221.2 million, or 23.5% of net sales, for the year ended December 31, 2012. This was driven primarily by variable costs to serve higher sales volumes, such as sales commissions, shipping and handling costs and other variable compensation, which increased by $18.9 million in the aggregate for the year ended December 31, 2013 as compared to the year ended December 31, 2012. For the year ended December 31, 2013, other salary, wage, benefit and employer taxation costs increased $10.3 million compared to the year ended December 31, 2012, primarily as a result of headcount additions to serve increased sales volumes and capture sales opportunities arising from the improved residential construction market.

For the year ended December 31, 2013, the Company incurred $10.0 million of non-capitalizable costs associated with our IPO, which included a $9.0 million fee for terminating our management services agreement with Gores.

For the year ended December 31, 2013, depreciation expense decreased $1.9 million, or 24.1%, to $5.9 million from $7.8 million during the year ended December 31, 2012, driven primarily by the full depreciation of certain fixed assets.

For the year ended December 31, 2013, amortization expense increased to $2.2 million from $1.5 million for the year ended December 31, 2012, due primarily to amortization of intangible assets acquired in the TBSG and Chesapeake acquisitions.

For the year ended December 31, 2013, restructuring expense of $0.1 million decreased from $2.9 million during the year ended December 31, 2012. The expense incurred during the year ended December 31, 2012 resulted primarily from management’s determination that subleasing closed properties could no longer be reasonably assumed, which resulted in a revised estimate of our restructuring reserves.

Other income (expenses)

Interest expense.    For the year ended December 31, 2013, interest expense was $3.8 million compared to $4.0 million for the year ended December 31, 2012. This decrease relates primarily to (i) lower average Revolver borrowing rates resulting from the December 2012 and June 2013 amendments to the Credit Agreement, which lowered interest rate margins by 50 basis points and 75 basis points, respectively, and (ii) lower deferred financing cost amortization resulting from the extension of the maturity date of the Credit Agreement, offset by (iii) higher average Revolver borrowings and (iv) interest expense related to a capital lease assumed in the TBSG acquisition.

Other income (expense), net.    For the year ended December 31, 2013, other income (expense), net was $0.9 million compared to $0.3 million for the year ended December 31, 2012. This increase relates primarily to $0.3 of expense associated with the write-off of a tax indemnification asset during the year ended December 31, 2012 compared to $0 during the year ended December 31, 2013.

Income tax from continuing operations

For the year ended December 31, 2013, income tax expense from continuing operations increased $11.0 million, or 135.6%, to $2.9 million from an income tax benefit of $8.1 million for the year ended December 31, 2012, driven primarily by a reduction in our loss from continuing operations before income taxes and the non-deductibility of the termination fee of $9.0 million related to our management services agreement with Gores. The effective tax rate from continuing operations for the year ended December 31, 2013 was (132.9%) compared to 35.7% for the year ended December 31, 2012. The decrease in the effective tax rate is primarily due to the non-deductibility of the termination fee paid to Gores.

2012 compared to 2011

Net sales

For the year ended December 31, 2012, net sales increased $182.4 million, or 24.0%, to $942.4 million from $760.0 million during the year ended December 31, 2011, driven primarily by increases in housing starts in the markets we serve, as well as inflation in commodity products. According to the U.S. Census Bureau, single-family housing starts, which were the primary driver for approximately 75% of our 2012 net sales, increased 24.3% for the year, compared with 2011. We estimate our sales volume increased approximately 19.5%, while commodity price inflation resulted in an additional 4.5% increase in net sales during 2012 compared to 2011. Increases in net sales from our locations in Texas, Utah, Georgia and North Carolina represented approximately 75% of the total increase in net sales for the year ended December 31, 2012 compared to the year ended December 31, 2011.

The following table shows net sales classified by major product category:

	2011		2012		% of Change
(dollars in thousands)	Net Sales	% of Sales	Net Sales	% of Sales
Structural components	$87,542	11.5%	$106,745	11.3%	21.9%
Millwork & other interior products	143,128	18.8%	178,449	18.9%	24.7%
Lumber & lumber sheet goods	247,299	32.6%	333,952	35.5%	35.0%
Windows & other exterior products	178,361	23.5%	202,352	21.5%	13.6%
Other building products & services	103,652	13.6%	120,720	12.8%	16.5%

Total net sales	$759,982	100.0%	$942,398	100.0%	24.0%

Increased sales volume was achieved across all product categories. Average selling prices for lumber & lumber sheet goods were approximately 13.9% higher in 2012 compared to 2011. During 2012, prices rose to a level not seen on a consistent basis since 2005 and 2006. This commodity price inflation has resulted in net sales growth for lumber & lumber sheet goods exceeding that of our other product categories. Windows & other exterior products, and other building products & services include subcategories, such as roofing, siding and hardware, that are driven more by the repair and remodeling market and therefore experienced slower growth in net sales volumes than other product categories.

Cost of goods sold

For the year ended December 31, 2012, cost of goods sold increased $136.7 million, or 23.1%, to $727.7 million from $591.0 million during the year ended December 31, 2011. We estimate that our cost of sales increased approximately 19.2% as a result of increased sales volumes, while commodity cost inflation resulted in an additional 3.9% increase in cost of goods sold.

Gross profit

For the year ended December 31, 2012, gross profit increased $45.8 million, or 27.1%, to $214.7 million from $169.0 million during the year ended December 31, 2011, driven primarily by increased sales volumes. Our gross margin increased to 22.8% in 2012 from 22.2% in 2011, primarily as a result of spreading fixed costs over a larger sales base and operational improvements.

Operating expenses

For the year ended December 31, 2012, selling, general and administrative expenses increased $8.2 million, or 3.8%, to $221.2 million from $213.0 million during the year ended December 31, 2011. This was driven primarily by variable costs to serve higher sales volumes, such as sales commissions, shipping and handling costs and other variable compensation, which increased by $7.3 million in the aggregate in 2012 as compared to the prior year.

For the year ended December 31, 2012, depreciation expense decreased $4.1 million, or 34.5%, to $7.8 million from $11.8 million during the year ended December 31, 2011, driven primarily by a reduction in the size of our distribution fleet and the full depreciation of certain fixed assets.

For the year ended December 31, 2012, amortization expense of $1.5 million was unchanged from $1.5 million during the year ended December 31, 2011, and represented the amortization of intangible assets arising from the acquisitions of certain businesses in prior years.

For the year ended December 31, 2012, impairment of assets held for sale of $0.4 million decreased from $0.6 million during the year ended December 31, 2011, driven primarily by a reduction in the number of assets identified as excess or underutilized and offered for sale.

For the year ended December 31, 2012, restructuring expense of $2.9 million increased from $1.3 million during the year ended December 31, 2011. This increase resulted primarily from management’s determination that subleasing closed properties could no longer be reasonably assumed, which resulted in a revised estimate of our restructuring reserves.

Other income (expenses)

Interest expense.    For the year ended December 31, 2012, interest expense increased $1.2 million, or 42.0%, to $4.0 million from $2.8 million during the year ended December 31, 2011, driven primarily by increased average daily borrowings under our Revolver. The increase in average daily borrowings was primarily the result of cash used by operations of $7.0 million and $12.2 million in 2011 and 2012, respectively, the redemption of Class A Junior Preferred shares and Class A Common shares for $25.0 million in 2011, and the redemption of Class B Senior Preferred shares payment of dividends totaling $23.0 million in 2012. These uses, partially offset by cash provided from other activities, increased the balance on the Revolver by $20.9 million in 2011 and $38.4 million in 2012.

Other income, net.    For the year ended December 31, 2012, other income, net was $0.3 million, compared to other expense, net of $2.1 million during the year ended December 31, 2011. This change was driven primarily by a reduction in expense associated with the write-off of a tax indemnification asset.

Income tax from continuing operations

For the year ended December 31, 2012, income tax benefit from continuing operations decreased $14.2 million, or 63.7%, to $8.1 million from $22.3 million during the year ended December 31, 2011, driven primarily by a reduction in our loss from continuing operations before income taxes. Our effective tax rate for 2012 was 35.7% compared to 34.8% for 2011.

Liquidity and capital resources

Our primary capital requirements are to fund working capital needs and operating expenses, meet required interest and principal payments and fund capital expenditures. Since 2010, our capital resources have primarily consisted of cash and cash equivalents, borrowings under our Revolver and proceeds from our IPO.

The homebuilding industry, and therefore our business, experienced a significant downturn that started in 2006. However, activity improved as 2012 and 2013 saw the first meaningful increases in housing starts since the downturn began. Beyond 2013, it is difficult for us to predict what will happen as our industry is dependent on a number of factors, including, among others, national economic conditions, employment levels, the availability of credit for homebuilders and potential home buyers, the level of foreclosures, existing home inventory and interest rates. Due to the increases in adjusted working capital (as defined and described below) and the effects of the significant housing industry downturn, our operations incurred operating losses for the years ended December 31, 2011 and 2012 and used cash for operations for the years ended December 31, 2011, 2012 and 2013.

Our liquidity at December 31, 2013 was $72.1 million, which includes $1.1 million in cash and cash equivalents and $71.0 million of unused borrowing capacity under our Revolver.

We believe that our cash flows from operations, combined with our current cash levels, and available borrowing capacity, will be adequate to fund debt service requirements and provide cash, as required, to support our ongoing operations, capital expenditures, lease obligations and working capital for at least the next 12 months.

Historical cash flow information

Adjusted working capital* and net current assets

Adjusted working capital was $68.6 million, $81.3 million and $122.6 million as of December 31, 2011, 2012 and 2013, respectively, and net current assets (current assets less current liabilities) were $44.1 million, $15.6 million and $124.2 million as of December 31, 2011, 2012 and 2013, respectively, as summarized in the following table:

(dollars in thousands)	December 31, 2011	December 31, 2012	December 31, 2013
Accounts receivable, net	$65,206	$90,297	$111,285
Inventories, net	49,682	73,918	91,303
Other current assets	22,091	23,618	22,948
Income taxes receivable (payable)	9,171	(2,939)	(2,989)
Accounts payable, accrued expenses and other current liabilities	(77,509)	(103,589)	(99,945)

Total adjusted working capital*	68,641	81,305	122,602
Cash and cash equivalents	4,957	2,691	1,138
Restricted assets	4,348	3,821	460
Revolving line of credit	(33,850)	(72,218)	—

Total net current assets	$44,096	$15,599	$124,200

*	Adjusted working capital is a non-GAAP financial measure that management uses to assess the Company’s financial position and liquidity. Management believes adjusted working capital provides investors with an additional view of the Company’s liquidity and ability to repay current obligations. We calculate adjusted working capital as current assets, as determined under GAAP, excluding cash and cash equivalents and restricted assets, minus current liabilities, as determined under GAAP, excluding the Revolver. The presentation of this additional information is not meant to be considered superior to, in isolation of or as a substitute for results prepared in accordance with GAAP or as an indication of our performance. Our calculation of adjusted working capital is not necessarily comparable to similarly titled measures reported by other companies.

Accounts receivable, net, increased $25.1 million from December 31, 2011 to December 31, 2012 and $21.0 million from December 31, 2012 to December 31, 2013 primarily as a result of year-over-year increases in net sales. Days sales outstanding at December 31, 2011, 2012 and 2013 (measured against net sales in the fourth fiscal quarter of each year) were each approximately 33 days.

Inventories, net, increased $24.2 million from December 31, 2011 to December 31, 2012 and $17.4 million from December 31, 2012 to December 31, 2013 due to increases in inventory purchases to support higher net sales. Inventory days on hand at December 31, 2011, 2012 and 2013 (measured against cost of goods sold in the fourth fiscal quarter of each year) were approximately 32, 35 and 36 days, respectively.

Other current assets increased $1.5 million from December 31, 2011 to December 31, 2012 due primarily to the establishment of a $1.8 million indemnification asset related to the resolution of a lawsuit in which the Company was fully indemnified by Wolseley. Other current assets decreased $0.7 million from December 31, 2012 to December 31, 2013.

The change from income taxes receivable of $9.2 million at December 31, 2011 to income taxes payable of $2.9 million at December 31, 2012 resulted primarily from the collection of tax refunds totaling $16.4 million in 2012 and a $2.9 million liability as of December 31, 2012 for taxes, interest and penalties related to certain IRS audits. Income taxes payable increased $0.1 million from December 31, 2012 to December 31, 2013 due to the Company’s taxable income position for the year ended December 31, 2013.

Accounts payable, accrued expenses and other liabilities increased $26.1 million from December 31, 2011 to December 31, 2012 and decreased $3.6 million from December 31, 2012 to December 31, 2013 primarily as a result of changes in the volume of inventory purchases leading up to each balance sheet date as well as the timing of supplier and payroll disbursements.

Cash flows from operating activities

Net cash used in operating activities was $7.0 million, $12.2 million and $40.3 million for the years ended December 31, 2011, 2012 and 2013, respectively, as summarized in the following table:

	Year ended December 31,
(dollars in thousands)	2011	2012	2013
Net loss	$(42,133)	$(14,533)	$(4,635)
Non-cash expenses	21,014	16,790	14,996
(Loss) gain on sale of property, equipment and real estate	(2,609)	169	(60)
Change in deferred income taxes	(5,926)	(3,633)	(1,257)
Change in working capital and other	22,653	(11,036)	(49,308)

Net cash used in operating activities	$(7,001)	$(12,243)	$(40,264)

Net cash used in operating activities increased by $28.0 million for the year ended December 31, 2013 as compared to the year ended December 31, 2012 primarily due to the following:

•	net loss declined by $9.9 million as discussed in “Operating Results” above.

•	non-cash expenses declined by $1.8 million primarily as a result of a decrease in bad debt expense which was a result of improving collection trends on accounts receivable.

•	change in deferred income taxes declined by $2.4 million due to a reduction in the timing differences between our losses before income taxes under GAAP and our taxable income. The reduction in timing differences primarily resulted from a larger decrease in tax depreciation versus GAAP depreciation expense from 2012 to 2013.

•	changes in working capital and other decreased by $38.3 million due primarily to the increase in accounts receivable, net and inventories, net during 2013 discussed above.

Net cash used in operating activities increased by $5.2 million in 2012 as compared to 2011 primarily due to the following:

•	net loss declined by $27.6 million as discussed in “Operating Results” above.

•	non-cash expenses declined by $4.2 million due primarily to a reduction in depreciation expense of $5.0 million primarily resulting from the full depreciation of certain fixed assets.

•	loss on sales of property, equipment and real estate of $0.2 million in 2012 declined from a gain of $2.6 million in 2011 as a result of fewer disposals of excess equipment and vehicles.

•	change in deferred income taxes declined by $2.3 million due to a reduction in the timing differences between our losses before income taxes under GAAP and our taxable income. The reduction in timing differences primarily resulted from the decrease in depreciation expense from 2011 to 2012.

•	changes in working capital and other decreased by $33.7 million due primarily to the increase in adjusted working capital during 2012 discussed above, as compared to a decrease in adjusted working capital during 2011.

Cash flows from investing activities

Net cash provided by (used in) investing activities was $7.3 million, ($4.9) million and ($1.9) million for the years ended December 31, 2011, 2012 and 2013, respectively, as summarized in the following table:

	Year ended December 31,
(dollars in thousands)	2011	2012	2013
Purchases of property and equipment	$(1,339)	$(2,741)	$(7,448)
Purchases of businesses	—	(6,582)	(2,373)
Proceeds from sale of property, equipment and real estate	6,106	1,393	3,754
Change in restricted assets	2,555	3,069	4,204

Net cash (used in) provided by investing activities	$7,322	$(4,861)	$(1,863)

Cash used for the purchase of property and equipment for the years ended December 31, 2011, 2012 and 2013 resulted primarily from the replacement of certain aged vehicles and equipment in order to minimize maintenance costs and asset down time.

Cash used for the purchase of businesses resulted from the acquisition of Chesapeake during the year ended December 31, 2013 and TBSG during the year ended December 31, 2012. See Note 4 to our audited financial statements included elsewhere in this prospectus.

Cash provided by the sale of property, equipment and real estate of $6.1 and $1.4 million for the years ended December 31, 2011 and 2012, respectively, resulted primarily from the sale of excess or underutilized assets arising from our restructuring and business optimization activities. Cash provided by the sale of property, equipment and real estate of $3.8 million for the year ended December 31, 2013 resulted primarily from the sale of two properties for $3.2 million.

Cash provided by restricted assets during the years ended December 31, 2011, 2012 and 2013 resulted primarily from the release of escrow funds and excess deposits used to pre-fund expected losses for self-insured casualty and health claims incurred by the Company.

Cash flows from financing activities

Net cash provided by financing activities was $0.1 million, $14.8 million and $40.6 million for the years ended December 31, 2011, 2012 and 2013, respectively, as summarized in the following table:

	Year ended December 31,
(dollars in thousands)	2011	2012	2013
Proceeds from issuance of common stock, net of offering costs	$—	$—	$55,225
Proceeds from Revolver, net of repayments	20,850	38,368	(13,146)
Dividends paid and redemption of Class B Senior Preferred stock	—	(23,000)	—
Redemption of Class A Junior Preferred and Class A Common stock	(25,000)	—	—
Cash received from stockholder	5,000	—	—
Payments on capital leases	(1,511)	(1,311)	(1,610)
Other financing activities	799	781	105

Net cash provided by financing activities	$138	$14,838	$40,574

During the year ended December 31, 2013, we completed our IPO and received net proceeds of $55.2 million after deducting underwriting discounts of $4.3 million and other expenses directly associated with the IPO of $2.2 million. Of this amount, $46.2 million was used to pay down outstanding balances under the Revolver and $9.0 million was paid to Gores to terminate our management services agreement with Gores.

Proceeds from the Revolver were primarily used to fund cash used by operating activities and other uses of cash from financing activities for the years ended December 31, 2011, 2012 and 2013.

In 2012, the Company paid accrued dividends of $10.6 million and redeemed 12,372 shares of Class B Senior Preferred stock for $12.4 million.

In 2011, the Company redeemed the Class A Junior Preferred and Class A Common shares owned by Wolseley for $25.0 million.

In 2011, the Company received $5.0 million from Gores Holdings, which was included in current liabilities at December 31, 2011 and in January 2012 issued 5,000 shares of Class C Convertible Preferred stock to settle this liability.

Payments on capital leases increased $0.3 million from December 31, 2012 to December 31, 2013 primarily due to a property lease incurred as part of the TBSG acquisition in December 2012.

Other financing activities, net consists primarily of secured borrowings, repayments of promissory notes from certain related parties (see Note 14 to our audited financial statements included elsewhere in this prospectus) and payment of debt issuance costs.

Capital expenditures

Capital expenditures vary depending on prevailing business factors, including current and anticipated market conditions. Historically, capital expenditures have for the most part remained at relatively low levels in comparison to the operating cash flows generated during the corresponding periods. We expect our 2014 capital expenditures to be approximately $30 to $40 million (including the incurrence of capital lease obligations) primarily related to rolling stock and equipment, including lease buyouts, and facility and technology investments to support our operations.

Revolving credit facility

On June 30, 2009, we entered into the Credit Agreement with Wells Fargo Capital Finance, which includes the Revolver. The Credit Agreement was amended during 2010, 2011, 2012, 2013 and 2014. The most recent amendment, which was entered into on February 18, 2014, increased the maximum availability under the Revolver and extended the maturity date to December 31, 2017, among other changes. We were in compliance with all debt covenants for the year ended December 31, 2013.

As of the date of the most recent amendment, the Revolver has a maximum availability of $200.0 million, subject to an asset borrowing formula based on eligible accounts receivable, credit card receivables, inventory and fixed assets.

Borrowings under the Revolver bear interest, at our option, at either the Base Rate (which means the higher of (i) the Federal Funds Rate plus 0.5% or (ii) the prime rate) plus a Base Rate Margin (which ranges from 0.50% to 1.00% based on Revolver availability) or LIBOR plus a LIBOR Rate Margin (which ranges from 1.50% to 2.00% based on Revolver availability).

The Credit Agreement provides that we can use the Revolver availability to issue letters of credit. The fees on any outstanding letters of credit issued under the Revolver include a participation fee equal to the LIBOR Rate Margin. The fee on the unused portion of the Revolver is 0.25%. The Credit Agreement contains customary nonfinancial covenants, including restrictions on new indebtedness, issuance of liens, investments, distributions to equityholders, asset sales and affiliate transactions. The Credit Agreement also includes a financial covenant that requires us to maintain a minimum Fixed Charge Coverage Ratio of 1.00:1.00, as defined in the Credit Agreement. However, the financial covenant is only applicable if the sum of availability under the Revolver plus Qualified Cash falls below $20 million at any time, and remains in effect until the sum of availability under the Revolver plus Qualified Cash exceeds $20 million for 30 consecutive days. While there can be no assurances, based upon our forecast, we do not expect the financial covenant to become applicable during the year ended December 31, 2014.

We had outstanding borrowings of $59.1 million with net availability of $71.0 million as of December 31, 2013. The interest rate on outstanding LIBOR Rate borrowings of $52.0 million was 1.9% and the interest rate on outstanding Base Rate borrowings of $7.1 million was 4.0% as of December 31, 2013. We had $8.9 million in letters of credit outstanding under the Credit Agreement as of December 31, 2013. The Revolver is collateralized by substantially all of our assets.

Contractual obligations and commercial commitments

In the table below, we set forth our enforceable and legally binding obligations as of December 31, 2013. Some of the amounts included in the table are based on management’s estimates and assumptions about these obligations, including their duration, the possibility of renewal, anticipated actions by third parties and other factors. Because these estimates and assumptions are necessarily subjective, our actual payments may vary from those reflected in the table. Purchase orders made in the ordinary course of business and commitments that are cancellable on 30 days’ notice are excluded from the table below. Any amounts for which we are liable under purchase orders are reflected on the consolidated balance sheets as accounts payable and accrued liabilities.

	Payments due by period
(in millions)	Total	2014	2015-2016	2017-2018	Thereafter
Revolver obligations(1)	$59.2	$0.1	$59.1	$—	$—
Capital lease obligations(2)	9.1	1.6	2.4	1.8	3.3
Operating lease obligations(3)	64.4	19.1	21.1	9.1	15.1
Purchase commitments(4)	8.6	8.6	—	—	—
Earnout obligations(5)	—	—	—	—	—

Total	$141.3	$29.4	$82.6	$10.9	$18.4

(1)	Represents principal of $59.1 million and interest payments outstanding on our Revolver of $0.1 million as of December 31, 2013, based on interest rates in effect on December 31, 2013, which ranged from 1.9% to 4.0%. To the extent that a decrease in eligible accounts receivable and inventory reduces the maximum availability under the Revolver below the amount then outstanding, amounts outstanding could become due sooner than reflected in the table. On February 18, 2014, we entered into Amendment Eleven to the credit agreement governing the Revolver, which extended the maturity of the Revolver to December 31, 2017. See “—Liquidity and capital resources—Revolving credit facility.”
(2)	Consists of payments under our capital leases for fleet vehicles and various equipment. For further information refer to Note 16 to our audited financial statements included elsewhere in this prospectus.

(3)	Represents payments under our operating leases, primarily for buildings, improvements and equipment. For further information, refer to Note 16 to our audited financial statements included elsewhere in this prospectus.
(4)	Consists primarily of obligations to purchase vehicles which are enforceable and legally binding on us. Excludes purchase orders made in the ordinary course of business that are short-term or cancellable.
(5)	Under the asset purchase agreement to acquire the assets of TBSG, we agreed to pay the sellers a cash earnout based on the performance of the business acquired. As of December 31, 2013, the Company estimated the undiscounted value of the earnout to be $0.9 million, which has been reduced by $0.9 million that the Company advanced to the sellers against future earnout payments. For further information, refer to Note 4 to our audited financial statements included elsewhere in this prospectus.

Off-balance sheet arrangements

At December 31, 2011, 2012 and 2013, other than operating leases described above and letters of credit issued under the Credit Agreement, we had no material off-balance sheet arrangements with unconsolidated entities.

Seasonality and other factors

Our first and fourth quarters have historically been, and are generally expected to continue to be, adversely affected by weather patterns in some of our markets, causing reduced construction activity. In addition, quarterly results historically have reflected, and are expected to continue to reflect, fluctuations from period to period arising from the following:

•	the volatility of lumber prices;

•	the cyclical nature of the homebuilding industry;

•	general economic conditions in the markets in which we compete;

•	the pricing policies of our competitors;

•	the production schedules of our customers; and

•	the effects of weather.

The composition and level of working capital typically change during periods of increasing sales as we carry more inventory and receivables, although this is generally offset in part by higher trade payables to our suppliers. Working capital levels typically increase in the second and third quarters of the year due to higher sales during the peak residential construction season. These increases have in the past resulted in negative operating cash flows during this peak season, which historically have been financed through available cash or excess availability on our Revolver. Collection of receivables and reduction in inventory levels following the peak building and construction season have in the past positively impacted cash flow. In the past, we have also utilized our borrowing availability under credit facilities to cover working capital needs.

Quantitative and qualitative disclosures about market risk

In the normal course of business, we are exposed to financial risks such as changes in interest rates and commodity price risk.

Interest rate risk

When we have loan amounts under our Revolver, we are exposed to interest rate risk arising from fluctuations in interest rates. During 2011, 2012 and 2013, we did not use any interest rate swap contracts to manage this risk. A 1% increase in interest rates on our variable-rate debt would increase our annual forecasted interest expense by approximately $0.6 million (based on our borrowings as of December 31, 2013).

Commodity price risk

Many of the products we purchase and resell are commodities whose price is determined by the market’s supply and demand for such products. Price fluctuations in our selling prices and key costs have a significant effect on our financial performance. The markets for most of these commodities are cyclical and are affected by factors such as global economic conditions, including the strength of the U.S. housing market, changes in, or disruptions to, industry production capacity and changes in inventory levels and other factors beyond our control. During 2011, 2012 and 2013, we did not manage commodity price risk with derivative instruments, except for immaterial lumber future contracts that we entered into during those years. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors affecting our operating results—Commodity nature of our products” for further discussion.

Recently issued accounting pronouncements

There were no significant new accounting pronouncements or changes to existing guidance that were applicable to us.

Critical accounting policies

Our discussion and analysis of operating results and financial condition are based upon our audited financial statements. The preparation of our financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures of contingent assets and liabilities. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. Our critical accounting policies are those that materially affect our financial statements and involve difficult, subjective or complex judgments by management. Although these estimates are based on management’s best knowledge of current events and actions that may impact us in the future, actual results may be materially different from the estimates.

We believe the following critical accounting policies are affected by significant judgments and estimates used in the preparation of our consolidated financial statements and that the judgments and estimates are reasonable.

Revenue recognition

We recognize revenue when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is reasonably assured, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. All sales recognized are net of allowances for discounts and estimated returns, based on historical experience.

We generally recognize revenues from construction contracts on the completed contract basis, as these contracts generally are completed within 30 days. Revenues from certain construction contracts,

which are generally greater than 30 days, are recognized on the percentage-of-completion method, measured by the percentage of costs incurred to date to estimated costs for each contract. For the years ended December 31, 2011, 2012 and 2013, we recognized 0.8%, 1.7% and 2.2%, respectively, of our net sales using the percentage-of-completion method. Costs of goods sold related to construction contracts include all direct material, subcontractor and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools and repairs. General and administrative costs are charged to expense as incurred. We record provisions for estimated losses on uncompleted contracts in the period in which such losses are determined, which are generally completed within 30 days.

Allowance for doubtful accounts

We maintain an allowance for doubtful accounts for estimated losses due to the failure of our customers to make required payments. Management believes the accounting estimate related to the allowance for doubtful accounts is a “critical accounting estimate” as it involves complex judgments about our customers’ ability to pay. The allowance for doubtful accounts is based on an assessment of individual past due accounts, historical write-off experience, accounts receivable aging, customer disputes and the business environment. Account balances are charged off when the potential for recovery is considered remote.

Management believes the allowance amounts recorded, in each instance, represent its best estimate of future outcomes. If there is a deterioration of a major customer’s financial condition, if the Company becomes aware of additional information related to the credit-worthiness of a major customer, or if future actual default rates on trade receivables in general differ from those currently anticipated, the Company may have to adjust its allowance for doubtful accounts, which would affect earnings in the period the adjustments were made.

Inventories

Inventories consist primarily of materials purchased for resale, including lumber and sheet goods, millwork, windows and doors as well as certain manufactured products and are carried at the lower of cost or market. The cost of substantially all of our inventories is determined by the average cost method, which approximates the first-in, first-out approach. We evaluate our inventory value at the end of each quarter to ensure that it is carried at the lower of cost or market. This evaluation includes an analysis of historical physical inventory results, a review of potential excess and obsolete inventories based on inventory aging and anticipated future demand. At least quarterly, each branch’s perpetual inventory records are adjusted to reflect any declines in net realizable value below inventory carrying cost. To the extent historical physical inventory results are not indicative of future results and if future events impact, either favorably or unfavorably, the salability of our products or our relationships with certain key suppliers, our inventory reserves could differ significantly, resulting in either higher or lower future inventory provisions.

Valuation of goodwill, long-lived assets and amortizable other intangible assets

Our long-lived assets consist primarily of property, equipment, purchased intangible assets and goodwill. The valuation and the impairment testing of these long-lived assets involve significant judgments and assumptions, particularly as they relate to the identification of reporting units, asset groups and the determination of fair market value.

We test our tangible and intangible long-lived assets subject to amortization for impairment whenever facts and circumstances indicate that the carrying amount of an asset may not be recoverable. We test goodwill for impairment annually, or more frequently if triggering events occur indicating that there may be impairment.

We have recorded goodwill and perform testing for potential goodwill impairment at a reporting unit level. A reporting unit is an operating segment, or a business unit one level below an operating segment for which discrete financial information is available, and for which management regularly reviews the operating results. Additionally, components within an operating segment are aggregated as a single reporting unit if they have similar economic characteristics. We have determined that our reporting units are equivalent to our four operating segments and consist of our East, South and West divisional regions and Coleman Floor. During the third quarter of 2011, 2012 and 2013, we performed our annual impairment assessment of goodwill, which did not indicate that an impairment existed. During each assessment, we determined that the fair value of our reporting unit containing goodwill substantially exceeded its carrying value.

For impairment testing of long-lived assets, we identify asset groups at the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the assets. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset.

As discussed above, changes in management intentions, market events or conditions, projected future net sales, operating results, cash flow of our reporting units and other similar circumstances could affect the assumptions used in the impairment tests. Although management currently believes that the estimates used in the evaluation of goodwill and other long-lived assets are reasonable, differences between actual and expected net sales, operating results and cash flow could cause these assets to be impaired. If any asset were determined to be impaired, this could have a material adverse effect on our results of operations and financial position, but not our cash flow from operations.

Equity based compensation

We account for our nonvested stock awards granted to certain employees by recording compensation expense based on the award’s fair value at the date of grant. We account for our stock options granted to employees and directors by recording compensation expense based on the award’s fair value, estimated on the date of grant using the Black-Scholes option-pricing model. Share-based compensation expense is recognized on a straight-line basis over the requisite service period of the award, which generally equals the vesting period. Our share-based compensation expense included in selling, general and administrative expenses for the years ended December 31, 2011, 2012 and 2013 was $0.4 million, $1.3 million and $1.0 million, respectively.

Determining the fair value of stock options under the Black-Scholes option-pricing model requires judgment, including estimating the fair value per share of our common stock, volatility, expected term of the awards, dividend yield and risk-free interest rate. The assumptions used in calculating the fair value of stock options represent our best estimates, based on management’s judgment and subjective future expectations. These estimates involve inherent uncertainties. If any of the assumptions used in the model change significantly, share-based compensation recorded for future awards may differ materially from that recorded for awards granted previously.

We developed our assumptions as follows:

•	Fair value of common stock. Prior to August 9, 2013, our common stock was not publicly traded, which required that we estimate the fair value of our common stock, as discussed in “Valuation of common stock prior to Initial Public Offering” below. Subsequent to August 9, 2013, we use quoted market prices to determine the fair value of our common stock.

•	Volatility. The expected price volatility for our common stock was estimated by taking the median historic price volatility for industry peers.

•	Expected term. The expected term was estimated to be the mid-point between the vesting date and the expiration date of the award. We believe use of this approach is appropriate as we have no prior history of option exercises upon which to base an expected term.

•	Risk-free interest rate. The risk-free interest rate is based on the yields of United States Treasury securities with maturities similar to the expected term of the options.

•	Dividend yield. We have never declared or paid any cash dividends on our common stock and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

We estimate potential forfeitures of stock options and adjust share-based compensation expense accordingly. The estimate of forfeitures is adjusted over the requisite service period to the extent that actual forfeitures differ from prior estimates. We estimate forfeitures based upon our historical experience with employee turnover, and, at each period, review the estimated forfeiture rate and make changes as factors affecting the forfeiture rate calculations and assumptions changes.

The fair value of employee stock options was estimated using the following weighted-average assumptions for the years ended December 31, 2011, 2012 and 2013:

	2011	2012	2013
Expected dividend yield	0%	0%	0%
Expected volatility factor	59%	58%	49%-51%
Risk-free interest rate	1.0%	0.8%-0.9%	1.8%-2.0%
Expected term (in years)	4.3	3.7-3.9	6.0-6.5

Valuation of common stock prior to Initial Public Offering

Prior to our IPO in August 2013, determining the underlying value of our common stock required significant judgment. In the absence of a public market, our Board, with input from management, determined a reasonable estimate of the then-current fair value of our common stock for purposes of granting stock-based compensation. We determined the fair value of our common stock utilizing methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Aid, “Valuation of Privately-Held-Company Equity Securities issued as Compensation.” In addition, we exercised judgment in evaluating and assessing the foregoing based on several factors including:

•	the nature and history of our business;

•	our current and historical operating performance;

•	our expected future operating performance;

•	prices for our convertible preferred stock issued to Gores Holding;

•	rights, preferences and privileges of our convertible preferred stock relative to those of our common stock;

•	our financial condition at the grant date;

•	the lack of marketability of our common stock;

•	the likelihood of achieving different liquidity event or remaining a private company;

•	industry information such as market size and growth; and

•	macroeconomic conditions

We relied upon the probability-weighted expected return method (“PWERM”), and the option pricing model (“OPM”), to allocate our company value to each of our classes of stock.

Probability-weighted expected return method.    PWERM values each class of equity based on an analysis of the range of potential future enterprise values of the Company and the manner in which those values would accrue to the owners of the different classes of equity. This method involves estimating the overall value of the subject company under various projected operating results scenarios and allocating the value to the various share classes based on their respective claim on the proceeds as of the date of each event. These different scenarios typically include a base case scenario and two to four additional scenarios of projected operating results, each resulting in a different value. For each scenario, the future value of each share class is calculated and discounted to a present value. The results of each scenario are then probability-weighted in order to arrive at an estimate of fair value for each share class as of a current date.

We used PWERM to allocate our estimated enterprise value between our preferred stock and common stock. At certain periods, we also utilized OPM as described below. Under PWERM, we analyzed the value of our Company using several scenarios, which included a base case scenario (“Base Case Scenario”), upside scenario (“Upside Scenario”) and downside scenario (“Downside Scenario”). For all scenarios, we assumed an exit date on December 31 of the fourth full fiscal year following the date being valued, and we applied an exit multiple to the projected EBITDA of the exit year.

The Base Case Scenario was based on consensus housing start forecasts and other forecasted business drivers being applied to our current operating results and financial position to determine a projection of future operating results and cash flows. The Upside Scenario applied a more optimistic set of housing start and business assumptions than the Base Case Scenario to project our future operating results and cash flows, while the Downside Scenario applied a more pessimistic set of assumptions than the Base Case Scenario to project our future operating results and cash flows.

We determined the value of our preferred stock and common stock under each scenario by allocating the equity value to each class of stock and discounting the value back to the present using a risk-adjusted discount rate. In certain scenarios, a large portion of the equity value is allocated to the convertible preferred stock to incorporate higher aggregate liquidation preferences. We then weighted the present value of the common stock under each scenario based upon the estimate of the probability of each scenario occurring in order to determine a final indication of value for the common stock.

Option pricing model.    OPM uses option theory to value the various classes of a company’s securities in light of their respective claims to the enterprise value. Total members’ equity value is allocated to the various share classes based upon their respective claims on a series of call options with strike prices at various value levels depending upon the rights and preferences of each class. A Black-Scholes closed-form option pricing model is typically employed in this analysis, with an option-term assumption that is consistent with our expected time to a liquidity event and a volatility assumption based on the estimated stock price volatility of a peer group of comparable public companies over a similar term.

Purchase of Wolseley shares and January 2012 valuation.    On November 16, 2011, we purchased 11,135,495 Class A Common shares held by Wolseley for $25.0 million or approximately $2.25 per Class A Common share. This purchase was partially financed by $5.0 million advanced by Gores Holdings, which in January 2012 was settled by the issuance of 5,000 shares of Class C Convertible Preferred shares to Gores Holdings. The Class C Convertible Preferred shares were convertible to 4,454,889 Class A Common shares, representing an equivalent price per Class A Common share of approximately $1.122 per share. We determined that the difference between the price per share paid to acquire Wolseley’s interests of $2.25 and the price per share implied in our Class C Convertible Preferred shares of $1.122 represented a beneficial conversion feature totaling $5.0 million. The Class C Convertible Preferred shares were convertible to Class A Common shares at any time by the stockholder and therefore, we immediately recognized the value of the beneficial conversion feature as a deemed dividend, which increased our 2012 loss attributable to common stockholders by $5.0 million, and our 2012 basic and diluted loss per share by approximately $0.38 per share.

In determining the fair value of our Class B Common shares in January 2012, we utilized a PWERM, using a Base Case Scenario, Upside Scenario, and Downside Scenario (as described above), an exit date of December 31, 2016 and a terminal multiple of EBITDA of 5.50x. This valuation yielded a price per Class B Common share of $1.98, which we believe was reasonable in light of the November 2011 Wolseley transaction, and after consideration of the non-voting characteristics of the Class B Common shares.

The following table summarizes the significant assumptions we used in our valuations to determine the fair value of our common stock as of the dates indicated:

	Grant Date
	November 2011	January 2012
Option pricing model	50%	0%
Probability weighted expected return method	50%	100%
Weighting of scenarios:
Base	65%	65%
Upside	10%	10%
Downside	25%	25%
Exit date	12/31/2015	12/31/2016
Terminal multiple EBITDA	5.75x	5.50x
Stock value per share-Class B Common	$1.92	$1.98

Casualty and health insurance

We are self-insured for general liability, auto liability and workers’ compensation exposures, as well as employee and eligible dependent health care claims, with specific excess insurance purchased from independent carriers to cover individual claims in excess of the self-insured limits. The expected liability for unpaid claims, including incurred but not reported losses, is determined using the assistance of third-party actuaries and is reflected on the consolidated balance sheets as a liability with current and long-term components. The amount recoverable from insurance providers is reflected on the consolidated balance sheets in prepaid expenses and other current assets. Our accounting policy includes an internal evaluation and adjustment of our reserve for all insured losses on a quarterly basis. At least on an annual basis, we engage external actuarial professionals to independently assess and estimate the total liability outstanding, which is compared to the actual reserve balance at that time and adjusted accordingly.

Deferred income taxes

In accordance with ASC 740 “Income Taxes,” we evaluate our deferred tax assets to determine if valuation allowances are required. In assessing the realizability of deferred tax assets, we consider both positive and negative evidence in determining whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The primary negative evidence considered includes the cumulative operating losses generated in prior periods. The primary positive evidence considered includes the reversal of deferred tax liabilities related to depreciation and amortization that would occur within the same jurisdiction and during the carry-forward period necessary to absorb the Federal and state net operating losses and other deferred tax assets. The reversal of such liabilities would utilize the Federal and state net operating losses and other deferred tax assets.

Based upon the positive and negative evidence considered, we believe it is more likely than not that we will realize the benefit of the deferred tax assets, net of the existing valuation allowances of $1.4 million, $1.9 million and $1.9 million as of December 31, 2011, 2012 and 2013, respectively. To the extent we generate sufficient taxable income in the future to utilize fully the tax benefits of the net deferred tax assets on which a valuation allowance was recorded, our effective tax rate may decrease as the valuation allowance is reversed. As of December 31, 2013, we are no longer able to carry back our tax net operating losses; therefore, to the extent we generate future tax net operating losses, we may be required to increase the valuation allowance on net deferred tax assets and income tax benefit would be adversely affected.

ASC 740 also prescribes a recognition threshold and certain measurement principles for the financial statements related to tax positions taken or expected to be taken on a tax return. Under ASC 740, the impact of an uncertain tax position on an income tax return must be recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, ASC 740 provides guidance on derecognition, classification, interest and penalties associated with income taxes, accounting in interim periods, disclosures and transition requirements.

Consideration received from suppliers

We enter into arrangements with many of our suppliers providing for inventory purchase rebates (“supplier rebates”) upon achievement of specified volume purchasing levels. We accrue estimated supplier rebates monthly as part of cost of goods sold based on progress toward earning the supplier rebates, taking into consideration cumulative purchases of inventory to date and projected purchases through the end of the year. We estimate the rebates applicable to inventory on-hand at each period end based on the inventory turns of the related items.

Under certain circumstances, including if market conditions were to change, suppliers may change the terms of some or all of these programs. Although these changes would not affect the amounts which we have recorded related to product already purchased, it may impact our gross margins in future periods.

BUSINESS

Overview

We are a large, diversified LBM distributor and solutions provider that sells to new construction and repair and remodeling contractors. We carry a broad line of products and have operations throughout the United States. Our primary products are lumber & lumber sheet goods, millwork, doors, flooring, windows, structural components such as EWP, trusses and wall panels and other exterior products. Additionally, we provide solution-based services to our customers, including design, product specification and installation management services. We serve a broad customer base, including large-scale production homebuilders, custom homebuilders and repair and remodeling contractors. We offer approximately 39,000 SKUs, as well as a broad range of customized products, all sourced through our strategic network of suppliers, which together with our various solution-based services, represent approximately 50% of the construction cost of a typical new home. By enabling our customers to source a significant portion of their materials and services from one supplier, we have positioned ourselves as the supply partner of choice for many of our customers.

We have operations in 14 states that accounted for approximately 56% of 2013 U.S. single-family housing permits according to the U.S. Census Bureau. Our primary operating regions include the South and West regions of the United States (as defined by the U.S. Census Bureau), with a significant portion of our net sales derived from markets within Texas, North Carolina, Utah, California and Georgia. We serve our customers from 69 locations, which include 48 distribution and retail operations, 20 millwork fabrication operations, 14 structural components fabrication operations and 15 flooring operations. Given the local nature of our business, we locate our facilities in close proximity to our key customers and often co-locate multiple operations in one facility to increase customer service and efficiency. The following map shows our current operating footprint.

We provide a balanced mix of products and services to U.S. production and custom homebuilders and repair and remodeling, multi-family and commercial contractors. The charts below summarize our 2013 revenues by product category and customer segment.

2013 revenues by product category	2013 revenues by customer segment

The following table demonstrates the favorable demographic trends in the metropolitan areas in which we operate and the capabilities of our facilities.

Market	2013 single family permits	Year over year single family permit change	December 2013 unemployment rate	2013 total employment year over year change	Distribution & retail operations	Millwork fabrication	Structural components fabrication	Flooring operations
Houston, TX	34,509	20.5%	5.5%	3.0%	4	2	2
Atlanta, GA	14,803	61.5%	6.8%	2.5%	3	2	2
Washington, DC	13,277	20.9%	4.6%	0.8%	3	2		4	(7)
Raleigh-Durham, NC(1)	10,007	24.8%	5.1%	2.4%	4	1	1	3	(8)
Austin, TX	9,240	12.3%	4.5%	2.8%	1	1	1
Charlotte, NC	8,792	31.2%	6.6%	2.6%	1		2	1
Los Angeles, CA	7,477	51.2%	7.9%	1.5%	11	2	1
Eastern PA(2)	6,857	15.1%	6.3%	0.5%	1		1	1
Salt Lake City, UT(3)	5,966	18.1%	4.3%	2.1%	5	3	2
San Antonio, TX	5,841	14.5%	5.3%	0.7%	1
Richmond, VA	3,577	26.0%	5.2%	1.5%	1	1	1
Columbia, SC	3,176	13.8%	5.5%	1.7%	2	1		2	(9)
Greenville, SC	2,576	14.7%	5.0%	1.5%	1			1
Fort Myers, FL	2,531	40.1%	5.8%	1.9%				1
Greensboro, NC(4)	2,319	15.1%	6.6%	1.3%	1			1
Northwest AR(5)	2,062	17.0%	4.9%	4.1%	1	1		1
Southern Utah(6)	1,797	36.4%	4.3%	3.6%	1	1
Albuquerque, NM	1,443	14.6%	6.5%	0.9%	1	1	1
Spokane, WA	1,001	3.9%	7.3%	1.0%	2	1
Lubbock, TX	938	24.7%	4.3%	2.9%	2	1
Amarillo, TX	549	(15.9%)	4.0%	1.5%	2

Total for Stock Building Supply markets	138,738	24.8%	6.2%	1.7%	48	20	14	15
U.S. Total	617,501	19.0%	6.5%	1.7%

Source:	U.S. Census Bureau and Bureau of Labor Statistics
(1)	Durham-Chapel Hill, NC and Raleigh-Cary, NC MSAs
(2)	Philadelphia-Camden-Wilmington, PA-NJ-DE-MD and Lancaster, PA MSAs
(3)	Salt Lake City, UT and Provo-Orem, UT MSAs
(4)	Greensboro-High Point, NC and Winston-Salem, NC MSAs
(5)	Fayetteville-Springdale-Rogers, AR-MO MSA
(6)	St. George, UT MSA
(7)	Includes flooring location in Baltimore, MD
(8)	Includes flooring location in Fayetteville, NC
(9)	Includes flooring location in Charleston, SC

Since 2010, we have acquired four businesses and, through investments in a proprietary IT and operational platform, have improved our distribution service capability. We have also integrated each of our local branches with our headquarters in Raleigh, North Carolina. Additionally, we have undertaken efforts to streamline and improve significantly our business processes by adopting a “LEAN” business philosophy to reduce waste and add value. These initiatives allowed us to minimize the increase in our selling, general and administrative expense, which rose only 3.5% from 2010 to 2013, while net sales increased 59.3% during the same time period. We believe that, as we continue to pursue these initiatives, we will further improve the service and support we provide to our customers, increase the effectiveness of our employees and contractors and improve efficiency across all aspects of our business.

In 2006, our current footprint of facilities generated approximately $1.8 billion in net sales, and we believe that we will achieve attractive growth as our markets recover to normalized levels of new home construction. From 2010 to 2013, our net sales increased $445.3 million, from $751.7 million to $1,197.0 million. Over the same period, our Adjusted EBITDA increased $85.8 million, from $(58.0) million to $27.8 million, while our net loss decreased $65.4 million, from $70.0 million to $4.6 million. For a reconciliation of net loss to Adjusted EBITDA, see “Prospectus Summary—Summary consolidated financial data.” We believe that the housing recovery in our markets will continue to drive significant increases in demand for our products and the significant growth in net sales and Adjusted EBITDA that we have experienced since 2010.

Our industry

The LBM distribution industry in the United States is highly fragmented, with a number of retailers and distributors offering a broad range of products and services. Demand for our products is principally influenced by new residential construction and residential repair and remodeling activity. From 2005 to 2011, single-family housing starts in the United States declined by approximately 75%. According to the U.S. Census Bureau, single-family housing starts in 2011 were 0.43 million, which was significantly less than the 50-year average rate of approximately 1.0 million units per year. Following several challenging years, single-family housing starts increased in 2012 and 2013 to 0.54 million and 0.62 million, respectively, and, as a result, demand for the products we distribute and for our services has also increased. We believe that there is considerable growth potential in the U.S. housing sector. As of December 2013, McGraw-Hill Construction forecasts that U.S. single-family housing starts will increase to 1.0 million in 2015. Additionally, the S&P / Case-Shiller Index, a leading measure of pricing for the U.S. residential housing market, has increased on a year-over-year basis for 19 straight months as of December 2013 and is at its highest levels since July 2008.

The products we distribute are also used in professional remodeling and home improvement projects. According to the U.S. Census Bureau, the value of private residential improvement construction put in place in 2013 was $129.9 billion, which represented an increase from the value put in place of $126.0 billion in 2012 and $120.9 billion in 2011, but remained below the value put in place of $144.9 billion in 2006. Several factors, including the overall age of the U.S. housing stock, heightened focus on energy efficiency, rising home prices and availability of consumer capital at historically low interest rates, are expected to drive long-term growth in repair and remodeling expenditures. As of March 2014, HIRI estimated U.S. sales of home maintenance, repair and improvement products to the professional market will grow at a rate of 6.8% in 2014 and 6.0% in 2015.

Our competitive strengths

We believe the following key competitive strengths have contributed to our success and will position us for significant growth as part of a multi-year recovery in our end markets.

Leading distributor of building products to U.S. residential construction markets

We believe we are one of the leading LBM distributors in the United States. We serve all segments of the residential construction industry, including large-scale production homebuilders, custom homebuilders and repair and remodeling contractors. We believe that in 2013, approximately 83% of our net sales were derived from locations in geographic markets in which we are among the top three LBM participants based on net sales. Because of our leading market position, we believe we are well-positioned to take advantage of the projected recovery in the residential construction market.

Low cost distribution platform with strong operating leverage

Through aggressive cost management and strategic restructuring activities implemented during the global economic downturn, we have driven significant productivity gains and positioned our Company for profitable growth. Since 2009, we have closed or sold over 100 facilities in locations that we determined would not provide us with sufficient scale, or where we would otherwise not be able to compete effectively and profitably.

Beginning in 2011, our management team began implementing LEAN business practices to improve customer service, reduce waste and increase productivity. These LEAN initiatives have improved our sourcing practices and streamlined our supply chain and, along with other cost reduction efforts, have reduced our selling, general and administrative expenses as a percent of net sales from 32.8% for the fiscal year ended December 31, 2010 to 21.3% for the fiscal year ended December 31, 2013. Over the same period we have significantly increased productivity and operating leverage as net sales increased by $445.3 million while selling, general and administrative expenses increased by only $8.6 million. We believe that our current low fixed cost position will help us to generate increased profitability as the market continues to recover.

We have also developed several innovative and proprietary eBusiness systems. These systems have enabled us to track our supply chain more accurately, significantly improve customer service and reduce waste. Due in part to our LEAN initiatives and focus on efficiency, our Adjusted EBITDA has increased $85.8 million, from ($58.0) million in 2010 to $27.8 million in 2013, while our net loss has decreased $65.4 million, from $70.0 million in 2010 to $4.6 million in 2013. We believe that our Adjusted EBITDA will continue to increase as a percent of net sales as the residential construction sector rebounds.

Leading local businesses in attractive geographic markets

We operate in 21 metropolitan areas in 14 states that we believe have attractive potential for economic growth, with strong LBM product capabilities in each market we serve. We believe we are one of the top three LBM suppliers in most of these markets, based on net sales, with strong customer relationships and a professional team to serve our customers as they grow. Our primary operating regions include the South and West regions of the United States (as defined by the U.S. Census Bureau), which we believe are markets that are well-positioned to grow as the residential construction market recovers. McGraw-Hill Construction forecasts that the compounded annual growth rate for single-family housing starts in our 21 markets will be approximately 21% from 2013 to 2016.

Proven ability to acquire and integrate complementary businesses

Our management has demonstrated a core competency in identifying, acquiring and successfully integrating businesses to provide us greater scale in our current markets and opportunities to grow in new markets. Since 2010, we have acquired the assets of four businesses with core LBM capabilities, three of which were in our current markets and one of which provided us with a strategic position in a new market.

While we have significant growth potential in our current operational footprint, we plan to continue to evaluate and acquire attractive businesses in our current geographic markets as well as new geographies to expand service capabilities and customer share, which we believe may accelerate increases in profitability.

Extensive offering of building materials and services

We offer a comprehensive line of residential building products that are used in the construction of homes, including windows, doors and trim, and many of the products used in the interior and exterior finishing of homes. We also provide manufactured products such as roof and floor trusses, wall panels and various millwork products. We offer approximately 39,000 SKUs, as well as a broad range of customized products, sourced through our strategic network of suppliers and have access to a wide range of special order products. Additionally, we provide solution-based services to our customers as needed, including design, product specification and installation management services. We believe that the breadth of the products we offer our customers provides us with a strategic advantage and enables us to forge deeper relationships with customers than smaller competitors who may be unable to supply a similar product range and lack access to the broad resources of a national company.

Superior customer service and value-added capabilities

We complement our line of building products with superior customer service and value-added capabilities. Our experienced customer service professionals provide a full range of services, including customized design and installation services specific to each job site and type. We believe that the breadth of our services, our focus on individual customer needs and the integration of our supply chain and fulfillment capabilities set us apart from many of our competitors.

We offer training programs and advanced service tools for our employees in order to assist them in providing solutions for our customers. Our innovative Stock Logistics Solutions capability, in which we provide real-time delivery information and confirmation via the Internet and to mobile devices, is one example of customer service capabilities that have increased customer loyalty and helped us drive growth in our markets.

Integrated supply chain that increases efficiency and benefits customers and suppliers

Although we operate facilities in 21 metropolitan areas across 14 states, we maintain an integrated, national supply chain that we believe enables us to provide our customers with superior services, timely delivery and more favorable pricing. We have integrated our sourcing and purchasing operations into a central procurement function. Over the last ten years, we have invested in an ERP system that integrates each of our local branches with our headquarters operation. Our ERP system allows us to manage customer orders and deliver efficiently across our entire organization. It also enables central product replenishment and optimizes inventory management to improve working capital requirements. Through Stock Logistics Solutions, which includes a mobile GPS application on our delivery trucks that is integrated with our ERP software, our sales and service professionals can better schedule, dispatch and manage customer deliveries.

Our integrated sourcing and purchasing operations have enabled us to develop cost-effective national sourcing agreements with key suppliers that provide us with product delivery certainty and favorable terms. Through these sourcing agreements, we are also able to realize stronger gross margins (defined as gross profit as a percentage of net sales) and achieve superior inventory management, especially during periods of market growth as product supply in the industry becomes more limited. Additionally, our broad reach, efficient operations and significant growth potential offer our suppliers an opportunity to partner strategically with us for growth, which we believe further strengthens their loyalty to us.

Experienced management team

Our senior management team has more than 145 years of combined experience in manufacturing and distribution with a track record of financial and operational excellence in both favorable and challenging market conditions.

Our strategy

We intend to capitalize on our strong market position in LBM distribution to increase revenues and profits and maximize operating cash flow as the U.S. housing market recovers. We seek to achieve this by executing on the following strategies:

Expand our business with existing customers by offering additional value

We plan to continue to grow our net sales by increasing our share of our existing customers’ business. By growing our scale and expanding the products and services we offer in each of our local markets, we believe that we can continue to enhance the value offering for, and relationships with, our existing customers and grow our revenues and profitability. Several of our existing facilities provide only a portion of the value-added solutions our customers need to optimize their construction projects. Products and services we intend to expand organically include millwork and structural components manufacturing, enhanced specification and design services, and additional “LEAN” eBusiness solutions to improve customer service, reduce waste and improve productivity. By continuing to invest systematically in our core LBM capabilities and in technologies that streamline our processes and improve customer service, we believe we can provide a broader range of products and services at each of our locations and that more customers will look to us as the key solution provider for their building needs.

Expand in existing, adjacent and new geographies

We plan to expand our business through organic and acquisitive means in order to take advantage of our national supply chain and broad LBM capabilities. We intend to expand our reach and service capabilities in our current metropolitan areas by opening new locations, relocating facilities as needed and increasing capacity at existing facilities. In addition, while we have operations in 14 states that accounted for approximately 56% of 2013 U.S. single-family housing permits, our markets within those states accounted for less than half of those permits according to the U.S. Census Bureau, providing significant opportunity for growth into markets adjacent to our current markets within these states. Growth opportunities also exist through increasing net sales to remodeling contractors. Our 2013 net sales to repair and remodeling contractors were $201.1 million, which represented less than 1% of 2013 U.S. sales of home maintenance, repair and improvement products to the professional market of $78.9 billion, as reported by HIRI. We believe that our scale, integrated supply chain, product knowledge, eBusiness solutions and professional customer service will enable us to grow significantly as we expand in our existing markets and in markets adjacent to our existing markets within the states where we currently operate, as well as into additional states as market and competitive conditions support further growth. We believe that our balance sheet and liquidity position will support our growth strategy.

Deliver leading customer service, productivity and operational excellence as our business grows

We strive for continued operational excellence. We have implemented a talent training and development program focused on specific skills training, business development and LEAN initiatives. Using these skills, our branch managers, regional management and senior leadership team continually examine customer service, operating and financial metrics and use this information to optimize regional and local strategies to increase customer service and operating expense productivity. Our management team has also implemented, and will continue to pursue, LEAN business practices to increase productivity. Implementation of these strategies has contributed to a reduction in our selling, general and administrative expense as a percent of net sales from 28.0% in 2011 to 21.3% in 2013. We believe that the customer service and productivity gains we realized from these initiatives will continue as they are implemented more broadly across our organization.

We completed an ERP implementation across all our branches, and our proprietary eBusiness system, which includes Stock Logistics Solutions, will provide the platform for continued service improvements. In addition, we are continuing to implement our Stock Installation Solutions system in 2014, which is designed to track the timing and completion of installation work and will provide further enhancements to our customer service. We will continue to leverage operational best practices and optimize our supplier network in order to improve efficiency and profitability. We believe that there is an opportunity for further margin improvement as we expand our business and continue to implement LEAN initiatives and technology solutions that bring value to our customers.

Selectively pursue strategic acquisitions

Our industry remains highly fragmented. We believe small and larger acquisition opportunities will offer attractive growth characteristics and favorable synergy potential. We intend to focus on using our operating platform and proven integration capabilities to pursue additional acquisition opportunities while minimizing execution risk. We will focus on investments in markets adjacent to our existing operations or acquisitions that enhance our presence and capabilities in our 21 existing metropolitan areas. Additionally, we will consider acquiring operations or companies to enter new geographic regions. We believe our capital structure positions us to acquire businesses we find strategically attractive.

Our customers

We serve a broad customer base that is a balanced mix of large-scale production homebuilders, custom homebuilders and repair and remodeling contractors. We believe we have a diverse geographic footprint as we serve 21 metropolitan areas in 14 states. Approximately 56% of U.S. housing permits in 2013 were issued in states in which we operate. We believe the 21 metropolitan areas we serve are in states that have attractive potential for economic growth based on population migration trends and above-average employment growth.

Our customer base is also highly diversified. As an example, for the year ended December 31, 2013, we had approximately 12,000 buying accounts and our largest 100 customers accounted for approximately 48% of our 2013 net sales, with no single customer accounting for more than 6% of our 2013 net sales.

Our largest customers are comprised primarily of the large production homebuilders, including publicly traded companies such as D.R. Horton, Inc., Hovnanian Enterprises, Inc., Lennar Corporation, PulteGroup, Inc., and Weyerhaeuser Real Estate Company (a subsidiary of Weyerhaeuser Company). In addition to these large production homebuilders, we also service and supply regional and local custom homebuilders. Many of our homebuilder customers require and value significantly higher levels of support from our employees and utilize many of the service and product offerings we provide. Our capabilities allow us also to serve residential remodeling contractors, multi-family and light commercial contractors in each of our markets, which diversifies our customer base. Our sales and service professionals must work very closely with our customers on a day-to-day basis in order to help them scope, specify, bid, construct and complete their projects in a timely and successful manner. These customers have valued and, we believe, will continue to value and utilize the offerings we provide the U.S. residential and light-commercial construction industry.

Our products and services

We provide a wide variety of building products and services directly to homebuilder and professional contractor customers. We have a comprehensive offering of approximately 39,000 SKUs, as well as a broad range of customized products, that are available through our distribution locations and, in many instances, delivered to the job site. We manufacture floor trusses, roof trusses, wall panels, stairs, specialty millwork, windows and doors. We also provide an extensive range of installation services and special order products. We believe our broad product and service offerings, combined with our scale and experienced sales force, position our Company to grow significantly as the U.S. housing market recovers.

We group our building products and services into five product categories: structural components, millwork & other interior products, lumber & lumber sheet goods, windows & other exterior products, and other building products & services.

For the year ended December 31, 2013, our combined sales of structural components, millwork & other interior products, and windows & other exterior products represented 52% of net sales. Each of these categories includes both manufactured and distributed products. Products in these categories typically carry a higher margin and provide us with opportunities to cross-sell other products and services, thereby increasing sales to each customer. Sales by product category for the years ended December 31, 2011, 2012 and 2013 can be found under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Operating results—2013 compared to 2012—Net sales” and “—2012 compared to 2011—Net sales.”

Structural components.    Structural components are factory-built substitutes for job-site framing and include floor trusses, roof trusses, wall panels, and engineered wood that in many cases we design and cut for each home. Our manufactured structural components allow builders to build higher quality homes more efficiently. Roof trusses, floor trusses and wall panels are built in a factory controlled environment. Engineered floors and beams are cut to the required size and packaged for the given application at many of our locations. Without structural components, builders construct these items on site, where weather and variable labor quality can negatively impact construction cost, quality and installation time.

In addition to increased efficiency and improved quality, a primary benefit of using structural components is shortening cycle time from start to completion, eliminating job-site waste and clutter and minimizing the amount of skilled labor that must be sourced for a job site. As the housing market recovers, we believe these factors will increase demand for structural components relative to total housing starts and provide opportunities for incremental revenue and gross profit growth.

Millwork & other interior products.    The millwork & other interior products category includes interior doors, interior trim, custom millwork, moldings, stairs and stair parts, flooring, cabinets, gypsum and other products that are used primarily inside the structure of the home. We pre-hang interior doors in many of our markets, which consists of attaching hinges and door jambs to a door slab, thereby reducing on-site installation time and providing a higher quality finished door unit than those constructed on site. We also sell and install flooring products, primarily as a subcontractor for the professional homebuilder, through our Coleman Floor and several other Company locations. These and other interior products typically require a higher degree of product knowledge and training to sell. As we continue to emphasize higher value-added product lines, we expect the millwork & other interior products category to contribute increasingly to our overall sales and profitability.

Lumber & lumber sheet goods.    Lumber & lumber sheet goods include dimensional lumber, plywood and OSB products used in on-site house framing. In 2013, this product line was approximately 36% of our net sales, and revenue dollars increased approximately 28% from 2012, partly due to increases in the cost of these goods.

Windows & other exterior products.    The windows & other exterior products category includes exterior door units, as well as exterior products such as roofing and siding. Selecting, designing and managing the procurement of the proper window package for performance and architectural reasons is a key service provided by our skilled employees. Additionally, our prehung exterior doors consist of a door slab with hinges and door jambs attached, thereby reducing on-site installation time and providing higher quality finished door units than those constructed on site.

Other building products & services.    Other building products & services consist of various products, including hardware, boards and insulation. This category also includes design assistance and professional installation services of products spanning most of our product categories. Through our installation services program, we help homebuilders realize efficiencies through improved scheduling, supplier and subcontractor management, and other services resulting in reduced cycle time, simplified administration and better cost controls.

We also provide professional estimating, product advisory and product display services that assist homebuilders and their clients in selecting the appropriate mix of products to meet their needs. We believe these services require scale, capital and sophistication that smaller competitors often do not possess.

Manufacturing

Our manufacturing facilities and related design capabilities are utilized to improve quality, cost and service to our homebuilder and repair and remodeling customers. We utilize specialized assembly and manufacturing technology, building science-based material selection and various design software packages to improve product quality, increase efficiency, reduce lead times and provide cost-effective products for our customers. We manufacture and assemble products within three of our product categories: structural components, millwork & other interior products, and windows & other exterior products. As the housing recovery continues, we expect the services provided by our manufacturing and design capabilities to become more important in helping our customers to meet their client and customer commitments and improve their operations. In 2013, manufactured products represented approximately 12.4% of our net sales.

Sales and marketing

We seek to attract and retain customers through exceptional customer service, leading product quality, broad product and service offerings and competitive pricing. This strategy is centered on building and maintaining strong customer relationships rather than traditional marketing and advertising. We strive to add value for homebuilders through solution-based selling, improved product selection and procurement processes, lower material costs and general project coordination and support. By executing this strategy, we believe we will continue to generate incremental sales volumes with new and existing customers.

Our experienced sales and service professionals are at the core of our customer growth and expansion efforts. We deploy salespeople who are skilled in housing construction to meet with a homebuilder’s construction superintendent, contractor, local purchasing agent or local executive with the goal of becoming the primary product supplier. If selected by the homebuilder or contractor, the salesperson and his or her team review blueprints for the contracted homes and advise the homebuilder or contractor in areas such as opportunities for cost optimization, increased building or project efficiencies, and regional product preferences. Next, the team determines the specific package of products that are needed to complete the project and schedules a sequence of site deliveries. Our large delivery fleet and comprehensive inventory management system enable us to provide “just-in-time” product delivery, ensuring a smoother and faster production cycle for the homebuilder. Throughout the construction process, our employees make frequent site visits to ensure timely delivery and installation and to provide general service support. We believe this level of service is highly valued by our customers and generates significant customer loyalty. At January 31, 2014, we employed approximately 467 sales professionals.

Materials and supplier relationships

We purchase inventory primarily for distribution, some of which is also utilized in our manufacturing plants. The key materials we purchase include dimensional lumber, OSB, EWP, windows, doors and millwork. Our largest suppliers are national lumber and wood products producers and distributors such as BlueLinx Holdings Inc., Boise Cascade Company, Louisiana Pacific and Weyerhaeuser Company and building products manufacturers such as JELD-WEN, inc., Moulding and Millwork Inc., MI Windows and Doors, Inc., James Hardie and Norbord, Inc. We believe there is sufficient supply in the marketplace to source most of our requirements competitively without reliance on any particular supplier and that our diversity of suppliers affords us purchasing flexibility. We also work with our suppliers to ensure that we have sufficient adaptability and flexibility to service our customers’ needs as they evolve and as their markets grow. Due to our centralized oversight of purchasing and our large lumber and OSB purchasing volumes, we believe we are better able to maximize the advantages of both our, and our suppliers’, broad footprints and negotiate purchases in multiple markets to achieve more favorable contracts with respect to price, terms of sale, and supply than our regional competitors. Additionally, for certain customers, we institute purchasing programs on raw materials such as OSB to align portions of our procurement costs with our customer pricing commitments. We balance our lumber and OSB purchases with a mix of contract and spot market purchases to ensure consistent quantities of product necessary to fulfill customer contracts, to source products at the lowest possible cost, and to minimize our exposure to the volatility of commodity lumber prices.

We currently source products from over 1,000 suppliers in order to reduce our dependence on any single company and to maximize purchasing leverage. Although no materials purchases from any single supplier represented more than 9% of our total materials purchases in 2013, we believe we are one of the largest customers for many suppliers, and therefore have significant purchasing leverage. We have found that using multiple suppliers ensures a stable source of products and the best purchasing terms as the suppliers compete to gain and maintain our business.

We seek to maintain strong relationships with our suppliers, and we believe opportunities exist to improve purchasing terms in the future, including inventory storage or “just-in-time” delivery to reduce our inventory carrying costs. We will continue to pursue additional procurement cost savings and purchasing synergies that would further enhance our gross margins (defined as gross profit as a percentage of net sales) and cash flow.

Competition

We compete in the professional building contractor segment of the U.S. residential new construction building products supply market (the “Pro Segment”). Our customers primarily consist of professional homebuilders and those that provide construction services to them. We focus on a distinctly different target market than home center retailers such as The Home Depot and Lowe’s, which currently primarily serve do-it-yourself and remodeling customers. The principal methods of competition in the Pro Segment are developing long-term relationships with professional builders and retaining such customers by delivering a full range of high-quality products on time and offering trade credit, competitive pricing, flexibility in transaction processing, and integrated service and product packages, as well as offering value-added products and services such as structural components and installation. Our leading market positions in the highly competitive Pro Segment create economies of scale that allow us to supply our customers cost-effectively, which both enhances profitability and reduces the risk of losing customers to competitors.

We have and will continue to experience competition for homebuilder business. Many of our competitors are predominantly small, privately owned companies, local and regional materials distributors, single or multi-site lumberyards, and truss manufacturing and millwork operations. Most of these companies have limited access to capital and lack sophisticated IT systems and large-scale procurement capabilities. We believe we have substantial competitive advantages over these smaller competitors due to our long-standing customer relationships, local market knowledge, integrated supply chain and competitive pricing. Our largest competitors in our markets include 84 Lumber Co., Builders FirstSource, Inc., Building Materials Holding Corporation and Pro-Build Holdings, Inc. Some of our competitors are larger than we are and may have greater financial resources. These resources may afford those competitors greater purchasing power, increased financial flexibility, and more capital resources for expansion and improvement.

Employees

At January 31, 2014, we had approximately 3,025 full-time equivalent employees, none of whom were represented by a union. We believe that we have good relations with our employees. Additionally, we believe that the training provided through our ongoing development programs to our professional employees and an entrepreneurial, performance-based culture provide significant benefits to our customers.

Information technology systems

Our primary ERP system, which we use for all of our operations, was purchased from NxTrend (now a division of Infor) and has been highly customized for our needs. The system has been designed to operate our businesses in an efficient manner. The materials required for thousands of standard builder plans are stored by the system for rapid quoting or order entry. Hundreds of price lists are maintained on thousands of SKUs, facilitating rapid price changes in a changing product cost environment. A customer’s order can be tracked at each stage of the process and billing can be customized to reduce a customer’s administrative costs and speed payment. As this ERP platform supported our business in 2006 when our sales volumes, number of locations and revenues were significantly larger, we believe this platform to be scalable and able to support our growth.

We have a single financial reporting system that has been highly customized for our business. Consolidated financial, sales and workforce reporting is integrated using Oracle Business Intelligence system and custom databases, which aggregates data from our ERP system along with workforce information from our third-party payroll administrator. This technology platform provides management with robust corporate and location level performance management capabilities by leveraging standardized metrics and analytics allowing us to plan, track and report performance and compensation measures.

We utilize proprietary software in our distribution and installation operations. Stock Logistics Solutions schedules orders from our ERP system for delivery, utilizes GPS and mobile technology in our delivery fleet and provides customers with real-time information on their order status, including notification and pictures of completed deliveries. Stock Installation Solutions is a system designed to improve the execution of our installation services and facilitate more effective communication with customers. In addition, we have purchased several software products that have been integrated with our primary ERP system. These programs assist in designing and manufacturing structural components, analyzing blueprints to generate material lists and purchasing lumber products at the lowest cost.

Seasonality and other factors

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Seasonality and other factors” for a discussion of seasonality and other factors contributing to variability in our quarterly results.

History

The Company’s predecessor was founded as Carolina Builders Corporation in Raleigh, North Carolina in 1922 and began operating under the Stock Building Supply name in 2003. In addition, certain companies acquired by us were founded as early as 1822.

In May 2009, Gores Holdings, an affiliate of Gores, acquired 51% of the voting interests of our subsidiary, Stock Building Supply Holdings, LLC, through a newly formed subsidiary, Saturn Acquisition Holdings, LLC, from an affiliate of Wolseley. Immediately after the acquisition, we entered into a prepackaged reorganization plan pursuant to Chapter 11 of the Bankruptcy Code. The prepackaged reorganization was pursuant to a pre-arranged plan with the Company’s creditors, which took effect upon filing and enabled us to terminate certain real property leases in undesirable locations in exchange for payment of a statutory amount of damages. The reorganization, which was undertaken in less than two months, did not include a compromise of any claims of any suppliers, creditors or employees. In November 2011, Gores Holdings purchased the remaining minority interest in us from Wolseley. On May 2, 2013, Saturn Acquisition Holdings, LLC converted to a corporation and changed its name to Stock Building Supply Holdings, Inc. On August 14, 2013, we completed our IPO and the Company’s common stock is now listed on The NASDAQ Stock Market under the ticker symbol “STCK”. Stock Building Supply Holdings, Inc. is a holding company that derives all of its operating income from its subsidiaries.

Intellectual property

We possess an array of intellectual property rights, including patents, trademarks, trade names, proprietary technology and know-how and other proprietary rights that are important to our brand and marketing strategy. In particular, we maintain registered trademarks for Stock Building Supply® and our logo, as well as for Fortis® and Artrim®, two of our private label lines. In addition, we maintain registered trademarks for the trade names under which many of our local branches operate. While we do not believe our business is dependent on any one of our trademarks, we believe that our trademarks are important to the development and conduct of our business as well as the marketing of our products. We vigorously protect all of our intellectual property rights.

Regulation and legislation

While we are not engaged in a “regulated industry,” we are subject to various federal, state and local government regulations applicable to the business generally in the jurisdictions in which we operate, including laws and regulations relating to our relationships with our employees, public health and safety, work place safety, transportation, zoning, business, environmental and contractor licensing and fire codes. We strive to operate each of our distribution, manufacturing, retail and service facilities in accordance with applicable laws, codes and regulations.

Our operations in domestic interstate commerce are subject to the regulatory jurisdiction of the DOT, which has broad administrative powers with respect to our transportation operations. We are subject to safety requirements governing interstate operations prescribed by the DOT. Vehicle dimensions and driver hours of service also are subject to both federal and state regulation. See “Risk Factors—Federal, state, local and other regulations could impose substantial costs and/or restrictions on our operations that would reduce our net income.” Our operations are also subject to the regulatory jurisdiction of OSHA, which has broad administrative powers with respect to workplace and jobsite safety.

Our operations and properties are also subject to federal, state and local laws and regulations relating to the use, storage, handling, generation, transportation, treatment, emission, release, discharge and disposal of hazardous materials, substances and wastes and relating to the investigation and cleanup of contaminated properties, including off-site disposal locations. We have not incurred material costs in the past to comply with environmental laws and regulations. However, we could be subject to material costs, liabilities or claims relating to environmental compliance in the future, especially in the event of changes in existing laws and regulations or in their interpretation or enforcement.

As current and former owners, lessees and operators of real property, we can be held liable for the investigation or remediation of contamination on or from such properties, in some circumstances regardless of whether we knew of or caused such contamination. Our current expenditures with respect to environmental investigation and remediation at our facilities are immaterial, although no assurance can be provided that more significant investigation and remediation will not be required in the future as a result of spills or releases of petroleum products or other hazardous substances or the discovery of currently unknown environmental conditions, or changes in legislation, laws, rules or regulations or their interpretation or enforcement.

Our suppliers are subject to various laws and regulations, including in particular laws and regulations regulating labor, forestry and the environment. We consult with our suppliers as appropriate to confirm they have determined they are in material compliance with applicable laws and regulations. Generally, our suppliers agree contractually to comply with our expectations concerning environmental, labor and health and safety matters.

Products that we import into the United States are subject to laws and regulations imposed in conjunction with such importation, including those issued and/or enforced by U.S. Customs and Border Protection. In addition, certain of our products are subject to laws and regulations relating to the importation, acquisition or sale of illegally harvested agricultural products and the emissions of hazardous materials. We work closely with our suppliers to help ensure material compliance with the applicable laws and regulations in these areas.

To date, costs to comply with applicable laws and regulations relating to the protection of the environment and natural resources have not had a material adverse effect on our financial condition or operating results. However, there can be no assurance that such laws and regulations will not become more stringent in the future or that we will not incur costs in the future in order to comply with such laws and regulations. We did not incur material capital expenditures for environmental controls in fiscal year 2013 and do not anticipate material capital expenditures in this regard in fiscal year 2014.

Properties

We have a broad network of distribution and manufacturing operations across 69 facilities in 14 states throughout the eastern, southern and western United States. These branches are supported from our headquarters in Raleigh, North Carolina. Many of our operations are co-located within a single facility: we have 48 distribution and retail operations, 20 millwork fabrication operations, 14 structural component fabrication operations, and 15 flooring distribution operations. Our distribution and manufacturing facilities and their related uses as of January 31, 2014, are summarized in the table below:

State	Total # of Properties	Approximate aggregate square footage of buildings (millions)	Facility use
			Distribution & retail operations	Millwork fabrication	Structural components fabrication	Flooring operations
Arkansas	1	0.27	1	1		1
California	13	0.34	11	2	1
Florida	1	0.00				1
Georgia	4	0.30	3	2	2
Idaho	1	0.04	1
Maryland	2	0.01				2
New Mexico	2	0.10	1	1	1
North Carolina	11	0.86	5	1	2	5
Pennsylvania	1	0.17	1		1	1
South Carolina	8	0.30	4	1	1	3
Texas	10	1.42	10	4	3
Utah	8	0.37	6	4	2
Virginia	6	0.33	4	3	1	2
Washington	1	0.05	1	1
Raleigh, NC Corporate Office	1	0.04

Total	70	4.60	48	20	14	15

Distribution and retail facilities generally include five to 25 acres of outside storage, a 30,000 to 60,000 square foot warehouse, office and product display space, and 15,000 to 30,000 square feet of covered storage. The outside area provides space for lumber storage and a staging area for delivery while the warehouse stores millwork, windows and doors. The distribution facilities are usually located in industrial areas with low cost real estate and easy access to freeways to maximize distribution efficiency and convenience. In most markets, at least one of the distribution and retail facilities is situated on a rail line to facilitate the procurement of dimensional lumber in rail car quantities and minimize our cost of goods.

Our fabrication operations produce roof and floor trusses, wall panels, pre-cut engineered wood, stairs, windows, pre-hung interior and exterior doors and custom millwork. In most cases, they are located on the same premises as our distribution and retail facilities, which facilitates the efficient distribution of product to customers. Millwork fabrication operations typically vary in size from 5,000 square feet to 50,000 square feet of warehouse space to accommodate fabrication lines and the storage of base components and finished goods. Structural component fabrication operations vary in size from 20,000 square feet to 50,000 square feet with five to 25 acres of outside storage for lumber and for finished goods.

We lease 58 facilities and own 12 facilities. Our leases typically have an initial operating lease term of five to 10 years and most provide options to renew for specified periods of time. A majority of our leases provide for fixed annual rentals. Certain of our leases include provisions for escalating rent, as an example, based on changes in the consumer price index. Most of the leases require us to pay taxes, insurance and maintenance expenses associated with the properties.

As of January 31, 2014, we operate a fleet of approximately 578 trucks to deliver products from our distribution and manufacturing centers to job sites. Through our emphasis on efficient scheduling and material handling processes and strategically placed locations, we minimize shipping and freight costs, which are largely passed onto our customers, while maintaining a high degree of local market expertise. We also employ a sales, inventory and operations planning process to forecast local customer demand and adjust product replenishment levels, thereby minimizing working capital requirements while guarding against out-of-stock products. We believe that this reliability is highly valued by our customers and reinforces customer relationships.

Legal proceedings

We are currently involved in various claims, legal proceedings and lawsuits incidental to the conduct of our business in the ordinary course. We are a defendant in various pending lawsuits, legal proceedings and claims arising from assertions of alleged product liability, warranty, casualty, construction defect, contract, tort, employment and other claims. We carry insurance in such amounts in excess of our self-insurance as we believe to be reasonable under the circumstances although insurance may or may not cover any or all of our liabilities in respect of claims and lawsuits. We do not believe that the ultimate resolution of these matters will have a material adverse effect on our consolidated financial position, cash flows or operating results.

MANAGEMENT

Below is a list of names, ages and a brief account of the business experience of our executive officers and directors, each as of March 1, 2014.

Name	Age	Position
Jeffrey G. Rea	49	President and Chief Executive Officer and Director
James F. Major, Jr.	42	Executive Vice President, Chief Financial Officer and Treasurer
Bryan J. Yeazel	38	Executive Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary
Lisa M. Hamblet	46	Executive Vice President, eBusiness
James F. Drexinger	54	Divisional President and General Manager—South Division
Walter Philip Randolph	51	Divisional President and General Manager—East Division
Duff R. Wakefield	57	Divisional President and General Manager—West Division
Steven W. Wilson	50	Divisional President and General Manager—Coleman Floor Division
Timothy P. Meyer	47	Director and Chairman of the Board
Andrew Freedman	51	Director
Barry J. Goldstein	70	Director
Robert E. Mellor	70	Director
Steven C. Yager	60	Director

Our executive officers are appointed by our Board and serve until their successors have been duly elected and qualified or their earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Executive officers

Jeffrey G. Rea—President and Chief Executive Officer and Class I Director.    Mr. Rea became our president and chief executive officer and a director in November 2010. Before joining our Company, he served as president of the specialty products group at TE Connectivity Ltd. (“TEL”) from 2008 to 2010. Prior to TEL, Mr. Rea was the senior vice president of the building products group at Johns Manville, a global manufacturer of highly engineered materials and building products, which is owned by Berkshire Hathaway Company, a position he held in 2006 and 2007. Mr. Rea joined Johns Manville in 2002 as a vice president and general manager of its building insulation business. Before joining Johns Manville, Mr. Rea served 15 years in various leadership roles at General Electric Company, including five years with its corporate audit staff. Mr. Rea received a degree in mechanical engineering from Rose-Hulman Institute of Technology. Mr. Rea’s position as our president and chief executive officer allows him to advise the Board on management’s perspective over a full range of issues affecting our Company.

James F. Major, Jr.—Executive Vice President, Chief Financial Officer and Treasurer.    Mr. Major has been an executive officer of the Company since 2005 and is currently our executive vice president, chief financial officer and treasurer, and is responsible for finance, credit and IT activities. Mr. Major has substantial expertise in financial planning, analysis and reporting, tax planning and compliance. Mr. Major joined our Company in 1998 as assistant controller. Prior to that, he was an audit manager with PricewaterhouseCoopers LLP. Mr. Major received a bachelor’s degree from Wake Forest University in 1993. He is a certified public accountant and has attended management programs at the Darden School of Business of the University of Virginia and the International Institute for Management Development in Lausanne, Switzerland.

Bryan J. Yeazel—Executive Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary.    Mr. Yeazel has been an executive officer of the Company since 2005 and is currently our executive vice president, chief administrative officer, general counsel and corporate secretary. Mr. Yeazel manages key administrative functions including legal, human resources, health and safety and integrated supply chain. Prior to joining our Company, he was with Hunton & Williams LLP in its global capital markets and mergers and acquisitions practice group, and with Capital One Financial. Mr. Yeazel holds a bachelor’s degree from Wake Forest University and a juris doctor from the University of Notre Dame. In addition, he has attended executive education programs at the International Institute for Management Development in Lausanne, Switzerland and Harvard Business School.

Duff R. Wakefield—Divisional President and General Manager—West Division.    Mr. Wakefield has been the divisional president and general manager of the Company’s West Division since 2011. In this role, Mr. Wakefield, oversees the Company’s operations in West Texas, New Mexico, Utah, Washington, Idaho and California. Mr. Wakefield joined the Company in 1985 and has served in a variety of positions of increasing responsibility, including West Division manager and district manager overseeing the Company’s operations in Utah, Idaho and Wyoming, and market manager for the Salt Lake City area. Mr. Wakefield has attended executive education programs at the Darden School of Business of the University of Virginia and the International Institute for Management Development in Lausanne, Switzerland.

James F. Drexinger—Divisional President and General Manager—South Division.    Mr. Drexinger has been the divisional president and general manager of the Company’s South Division since January 2012. In this role, Mr. Drexinger oversees the Company’s operations in Texas, Arkansas and Georgia. Prior to this position, Mr. Drexinger served as executive vice president and chief supply chain officer for the Company from 2009 to 2012. From 2007 to 2009, Mr. Drexinger served as vice president of sourcing, business groups and marketing for Wolseley Investments North America, the management group responsible for Wolseley’s North American businesses. Prior to joining Wolseley, Mr. Drexinger served as senior vice president and general manager at NIBCO, Inc., a plumbing products manufacturer, and prior to that, Mr. Drexinger spent 13 years at Armstrong World Industries, Inc. in various finance, sales management and marketing leadership positions. Mr. Drexinger received a bachelor’s degree from Lehigh University and a master’s degree in business administration from Shippensburg University. In addition, he attended the advanced management program at Harvard Business School, as well as executive education programs at the International Institute for Management Development in Lausanne, Switzerland.

Lisa M. Hamblet—Executive Vice President, eBusinesss.    Lisa Hamblet leads the eBusiness, LEAN, marketing and merchandising capabilities for the Company. Lisa joined Stock in 2013. Prior to that, she was with Staples, Inc. where she held various senior management roles including vice president of B2B eCommerce and customer support, vice president of B2B services and, most recently, vice president of facility solutions. Lisa received her undergraduate degree from the University of Massachusetts, Amherst and her master’s degree in business administration from Bentley University.

Walter Philip Randolph—Divisional President and General Manager—East Division.    Mr. Randolph has been the divisional president and general manager of the Company’s East Division since 2010. In this role, Mr. Randolph oversees the Company’s operations in Pennsylvania, Washington, D.C., Virginia, North Carolina and South Carolina. Mr. Randolph joined the Company in 2004 and has held a variety of positions of increasing responsibility since that time. Prior to joining the Company, from 1998 to 2003, Mr. Randolph was with The Lumber Yard, a division of The Wolf Organization, Inc., where he eventually served as president. Prior to that, Mr. Randolph was the regional vice president for the South and Mid-

Atlantic regions of 84 Lumber Company. Mr. Randolph received a bachelor’s degree from James Madison University and attended executive education programs at the Darden School of Business of the University of Virginia.

Steven W. Wilson—Divisional President and General Manager—Coleman Floor Division.    Mr. Wilson has been the divisional president and general manager of the Company’s Coleman Floor division since 2010. In this role, Mr. Wilson is responsible for overseeing the flooring products and installation services for residential construction provided by the Company. Prior to joining the Company, from 2004 to 2010, Mr. Wilson was a branch and district manager for Creative Touch Interiors, a division of HD Supply, Inc. Prior to HD Supply, Inc., Mr. Wilson was a consultant with Deloitte Consulting LLP and PRTM, a management consulting subsidiary of PricewaterhouseCoopers LLP. Mr. Wilson received a bachelor’s degree from the Virginia Military Institute and a master’s degree in business administration from the Kenan Flagler Business School at the University of North Carolina, Chapel Hill.

Board of directors

Jeffrey G. Rea—Class I Director.    See “—Executive officers.”

Timothy P. Meyer—Class III Director and Chairman of the Board.    Mr. Meyer has served as chairman of our Board since May 2009. Mr. Meyer is a member of the investment committee of Gores and a managing director of Glendon Partners, Inc. (“Glendon”), an affiliate of Gores. Mr. Meyer is responsible for portfolio company oversight and leading operational due diligence efforts. Mr. Meyer joined Gores in August 2005 and subsequently joined Glendon in July 2007. Prior to joining Gores, Mr. Meyer was vice president of sales operations and general manager of business services at Gateway, Inc. Prior to Gateway, Inc., Mr. Meyer spent five years with Bain & Company in the United States and Australia. From 1990 to 1996, Mr. Meyer served in various sales leadership positions with IBM and AT&T. Mr. Meyer serves on the boards of directors of Norment Security Group, Inc., Sage Automotive Group, Tiburon, Inc., Scovill Fasteners, Inc. and Cosmo Specialty Fibers, Inc. Previously, Mr. Meyer served as chairman of Lineage Power Corporation and Vincotech Gmbh and director for United Road Services, Inc. Mr. Meyer received a bachelor’s degree in finance from Texas A&M University and a master’s degree in business administration from The Wharton School of the University of Pennsylvania. Mr. Meyer provides strong executive and managerial skills to our Board and valuable experience gained from previous and current board service.

Andrew Freedman—Class II Director.    Mr. Freedman has served as one of our directors since July 2010. Mr. Freedman has been a managing director at Glendon, an affiliate of Gores, since January 2010. At Glendon, Mr. Freedman is responsible for portfolio company financial oversight and control, and leading financial due diligence activities. Mr. Freedman also served at Gores as senior vice president of finance from June 2003 until January 2010. Prior to joining Gores, Mr. Freedman was the chief financial officer of The Learning Company. From 1994 to 2002, he held various financial management positions at The Learning Company, Broderbund Software, Inc. and Mindscape Inc. From 1988 to 1994, Mr. Freedman held various financial management positions at Paramount Communications Group. Prior to that, Mr. Freedman spent four years in public accounting. Mr. Freedman serves on the boards of directors of Cosmo Specialty Fibers, Inc., Norment Security Group, Inc., ELO Touch Solutions, Inc., Sage Automotive Group and Scovill Fasteners, Inc. Mr. Freedman was also previously a director for National Envelope Company. Mr. Freedman received a bachelor’s degree in finance and accounting from the State University of New York at Binghamton. Mr. Freedman provides strong finance skills to our Board and valuable experience gained from previous and current board service.

Barry J. Goldstein—Class II Director.    Mr. Goldstein has served as one of our directors since June 2013. Mr. Goldstein retired as executive vice president and chief financial officer of Office Depot,

Inc. in October 2000. He first joined Office Depot, Inc. as chief financial officer in May 1987. Mr. Goldstein was previously with Grant Thornton LLP from 1969 through May 1987, where he was named a partner in 1976. Mr. Goldstein has public company accounting experience at the highest levels and has served as the chairman of six audit committees, four of them for public companies. Mr. Goldstein currently serves on the boards of directors of Generac Holdings, Inc. and Kraton Performance Polymers, Inc. In the past five years, Mr. Goldstein also served on the boards of directors of Brand Energy & Infrastructure Services, Inc., Interline Brands, Inc. and Noble Environmental Power, LLC. Mr. Goldstein received a bachelor’s degree in economics from the Wharton School at the University of Pennsylvania. Mr. Goldstein provides strong executive, financial and corporate governance skills to our Board and valuable experience gained from previous and current board service.

Robert E. Mellor—Class I Director.    Mr. Mellor has served as one of our directors since March 2010. Mr. Mellor served as the chief executive officer of Building Materials Holding Corporation from 1997 to January 2010 and as a director from 1991 to January 2010. As a result of the downturn in the building materials industry, Building Materials Holding Corporation went through a Chapter 11 restructuring in 2009 and emerged from the restructuring in 2010. Prior to joining Building Materials Holding Corporation, Mr. Mellor served as the executive vice president and director of Di Giorgio Corp. and as of counsel at Gibson, Dunn & Crutcher LLP, a law firm, from 1990 to February 1997. He currently serves as the non-executive chairman of Coeur d’Alene Mines Corporation and the lead director of Monro Muffler Brake Inc. He is also a director of The Ryland Group, Inc. and serves on the board of councilors of Save-the-Redwoods League. He received a bachelor’s degree in economics from Westminster College and a juris doctor from the Southern Methodist University School of Law. Mr. Mellor provides strong executive and managerial skills to our Board and valuable experience gained from previous and current board service.

Steven C. Yager—Class III Director.    Mr. Yager has served as one of our directors since December 2009. Mr. Yager is senior managing director and a member of the investment committee of Gores, and is responsible for overseeing the day-to-day management of the Gores private equity funds. Mr. Yager joined Gores in 2002. Prior to joining Gores, Mr. Yager served as the president and chief executive officer of Artemis International Solutions Corporation (“Artemis”) from 1997 to 2002. At Artemis, he led a turnaround and restructuring initiative and was responsible for the sale of Artemis to Proha Oyj, a publicly-traded Finnish software company. Mr. Yager was subsequently responsible for the reverse merger of Artemis into Opus360 Corporation and served as its chairman until 2005. From 1994 to 1996, Mr. Yager served as the executive vice president of business development for Medaphis Physician Services Corp. Mr. Yager serves on the boards of directors of Cosmo Specialty Fibers, Inc., Siemens Enterprise Communications, Tiburon, Inc., Sage Automotive Group and Therakos, Inc. Mr. Yager was also previously a director for National Envelope Company. Mr. Yager received a bachelor’s degree in business administration and economics from the University of Michigan. Mr. Yager provides strong executive and managerial skills to our Board and valuable experience gained from previous and current board service.

Corporate governance principles

The Board has adopted policies and procedures to ensure effective governance of the Company. Our corporate governance materials, including our Corporate Governance Guidelines, the charters of the audit committee, the compensation committee and the corporate governance and nominating committee of the Board, and our Code of Ethics may be viewed in the Corporate Governance section of the Investors section of our website at www.stocksupply.com. We will also provide any of the foregoing information in print without charge upon written request to the Executive Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary, 8020 Arco Corporate Drive, Suite 400, Raleigh, North Carolina 27617.

Board composition

Our certificate of incorporation provides that our Board is divided into three classes, with each director serving a three-year term, and one class of directors being elected at each year’s annual meeting of stockholders. Messrs. Mellor and Rea are the Class I directors with an initial term expiring in 2014. Messrs. Goldstein and Freedman are the Class II directors with an initial term expiring in 2015. Messrs. Meyer and Yager are the Class III directors with an initial term expiring in 2016. Any change in the number of directorships resulting from an increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

The Board held seven meetings during the 2013 fiscal year (in person, telephonically or by written consent). No director attended (whether in person, telephonically, or by written consent) less than 75% of all meetings held during the period of time he served as director during fiscal 2013.

Controlled company

Gores Holdings currently controls more than 50% of the combined voting power of our common stock, and has the right to designate a majority of the members of our Board for nomination for election. As a result, we are currently a “controlled company” under the NASDAQ rules. As a controlled company, we may elect not to comply with certain corporate governance requirements, including the requirements:

•	that a majority of our Board consists of “independent directors,” as defined under the NASDAQ rules;

•	that we have a corporate governance and nominating committee that is composed entirely of independent directors;

•	that we have a compensation committee that is composed entirely of independent directors; and

•	that we conduct annual performance evaluations of the corporate governance and nominating committee and compensation committee.

We comply with the independence requirements for our audit committee. A majority of the members of our audit committee are independent members.

Upon completion of this offering, we will cease to be a controlled company and will be required to comply with all of NASDAQ’s corporate governance requirements on the following phase in schedule: our Compensation Committee and our Corporate Governance and Nominating Committee must each be composed of at least three members, one of whom will be independent upon the completion of this offering, a majority of whom will be independent within 90 days of the completion of this offering, and each of whom will be independent within one year of the completion of this offering. Additionally, we will have 12 months from the completion of this offering to have a majority of independent directors on our Board. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of NASDAQ’s corporate governance requirements until the applicable phase-in periods expire.

Director independence

Following our IPO, we have utilized the “controlled company” exemption from certain corporate governance requirements as mandated by the NASDAQ. As a result, we neither have a majority of independent directors nor does our corporate governance and nominating committee and compensation committee consist entirely of independent directors. Further, we are not required to have an annual performance evaluation of the nominating and corporate governance committee and compensation committee. Accordingly, our stockholders do not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of NASDAQ rules. Conflicts of interest may arise because some of our directors are representatives of our controlling stockholders.

Based on the independence standards set forth under the NASDAQ rules, the Board has determined that each of Messrs. Goldstein and Mellor are independent.

Board committees

The Board has an audit committee, a compensation committee and a corporate governance and nominating committee. The Board has adopted a written charter for each of these committees, which sets out the functions and responsibilities of each committee. The charters of the audit committee, the compensation committee and the corporate governance and nominating committee are available in their entirety on the Investors section of our website, www.stocksupply.com. The information contained on our website is not part of this prospectus.

Audit Committee.    The audit committee is responsible for, among other matters: (1) selecting, terminating, determining the compensation of and overseeing our independent registered public accounting firm and approving all services to be performed by them; (2) overseeing our independent registered accounting firm’s qualifications, experience, independence and performance; (3) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC; (4) reviewing and monitoring our accounting principles, accounting policies, internal accounting controls and compliance with legal and regulatory requirements; (5) establishing procedures for the confidential, anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters; and (6) reviewing with both management and our independent registered public accounting firm certain related party transactions and dealings.

Our audit committee consists of Messrs. Goldstein, Freedman, and Mellor and Mr. Goldstein serves as the chairman of such committee. Messrs. Goldstein and Mellor meet the independence requirements and each member of the audit committee meets the financial literacy requirements of the SEC and the NASDAQ. We expect to have a fully independent audit committee within one year of the effective date of the registration statement related to our IPO. The Board has determined that Mr. Goldstein is an audit committee financial expert under SEC rules and has accounting or related financial management expertise.

Compensation Committee.    The compensation committee is responsible for, among other matters: (1) assisting the Board in discharging its responsibilities relating to compensation of our directors, chief executive officer and other executive officers; (2) reviewing and approving employment agreements and other similar arrangements between us and our chief executive officer and other executive officers; (3) reviewing and evaluating our overall compensation philosophy and overseeing our equity, incentive and other compensation and benefits plans; and (4) preparing the compensation committee report on executive officer compensation required by the SEC for inclusion in our Annual Report on Form 10-K.

Our compensation committee consists of Messrs. Mellor and Meyer, and Mr. Mellor serves as the chairman of such committee. Mr. Mellor meets the independence requirements of the NASDAQ. We are currently a controlled company within the meaning of the NASDAQ rules and, therefore, are not required to have a compensation committee composed entirely of independent directors. See “Controlled Company.”

Corporate Governance and Nominating Committee.    Subject to the rights of Gores Holdings under the director nomination agreement, the corporate governance and nominating committee is responsible for, among other matters: (1) identifying and assessing persons qualified to become Board members, consistent with the qualification standards and criteria approved by our Board; (2) recommending to the Board a slate of director nominees for election or reelection at the annual meeting of stockholders; (3) recommending to the Board the structure and membership of Board committees; (4) recommending to the Board persons to fill Board and committee vacancies; (5) overseeing annual evaluations of the Board and committees of the Board; and (6) reviewing periodically the Code of Ethics and amendments thereto.

Our corporate governance and nominating committee consists of Messrs. Goldstein, Meyer, Rea and Freedman, and Mr. Meyer serves as the chairman of such committee. None of the members of the corporate governance and nominating committee meet the independence requirements of the NASDAQ. We are currently a controlled company within the meaning of the NASDAQ rules and, therefore, are not required to have independent directors on our corporate governance and nominating committee. See “Controlled Company.”

Compensation committee interlocks and insider participation

During 2013, no officer or employee served as a member of our Compensation Committee. None of our executive officers serves as a member of the Board or compensation committee of any entity that has one or more executive officers serving on our Board or compensation committee.

Code of ethics

The Board has approved and adopted a Code of Ethics applicable to all directors, officers and employees, including our principal executive, financial and accounting officers and all persons performing similar functions. The Code of Ethics is available on the Investors section of our corporate website, www.stocksupply.com. The information contained on or accessible through our website is not part of this prospectus.

Board leadership structure

The roles of Chairman of the Board and Chief Executive Officer are separated, with Timothy P. Meyer serving as Chairman of the Board and Jeffrey G. Rea serving as Chief Executive Officer, or CEO. For descriptions of the backgrounds of Messrs. Rea and Meyer, please see “Directors and Executive Officers—Board of Directors,” respectively. The Board has determined that the current structure is appropriate at this time in that it enables Mr. Rea to focus on his role as CEO of the Company, while enabling Mr. Meyer to continue to provide leadership on policy at the Board level. Although the roles of CEO and Chairman of the Board are currently separated, the Board has not adopted a formal policy requiring such separation. The Board believes that the right Board leadership structure should, among other things, be informed by the needs and circumstances of the Company and the then current membership of the Board, and that the Board should remain adaptable to shaping the leadership structure as those needs and circumstances change.

Role of the Board in oversight of risk

The Board does not have a separate risk oversight body, but rather manages risk directly. The Board mitigates risk through discussing with management the appropriate level of risk for the Company and evaluating the risk information received by management. These risks include financial, competitive and operational risks. Further, at least annually, management reports to the audit committee regarding the Company’s various risk areas as part of the Committee’s oversight role over financial reporting in accordance with the audit committee charter. In addition, other committees of the Board consider risks within their areas of responsibility.

Director compensation

The following table sets forth the annual compensation that we paid our non-employee directors in 2013.

Name	Fees earned or paid in cash ($)	Stock awards ($)(1)(2)	Option awards ($)(2)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Timothy P. Meyer(3)	55,161	—	—	—	—	—	55,161
Andrew Freedman(3)	32,176	—	—	—	—	—	32,176
Barry J. Goldstein(4)	43,750	69,800	—	—	—	—	113,550
Robert E. Mellor	67,500	69,800	—	—	—	—	137,300
Ryan Wald(3)(5)	27,581	—	—	—	—	—	27,581
Steven C. Yager(3)	22,986	—	—	—	—	—	22,986

(1)	Reflects the aggregate grant date fair value of RSUs. These values have been determined based on the assumptions and methodologies set forth in footnote (18) to our audited consolidated financial statements filed with our Annual Report on Form 10-K for fiscal 2013. These amounts do not represent the actual amounts paid to or received by the named director during 2013.
(2)	The outstanding RSUs and option awards (whether or not exercisable) outstanding as of December 31, 2013 are as follows: Mr. Mellor, 5,000 RSUs and 64,930 options, and Mr. Goldstein, 5,000 RSUs.
(3)	The directors’ fees earned by Messrs. Meyer, Freedman, Wald and Yager were paid directly to Gores Holdings.
(4)	Compensation for Mr. Goldstein only includes compensation for the period from June 2013 to December 31, 2013, since Mr. Goldstein joined the Company as a director in June 2013.
(5)	Mr. Wald resigned from the Board on February 14, 2014.

All members of our Board that are not employed by the Company or one of its subsidiaries receive compensation for their services to the Board and related committees pursuant to the policy described below.

Description	Amount
Annual retainer	$50,000
Additional annual retainer for chair of the Board	$40,000
Additional annual retainer for committee membership	$10,000 for membership on audit committee, compensation committee or nominating and corporate governance committee
Additional annual retainer for chair of committee	$10,000 for chair of audit committee, compensation committee or nominating and corporate governance committee

All directors are entitled to be reimbursed for their reasonable expenses to attend meetings of our Board and related committees and otherwise attend to our business. In addition, our non-employee directors are entitled to the following equity awards:

Initial Restricted Stock Unit Grant.    Messrs. Goldstein and Mellor each received a grant of 5,000 RSUs upon completion of our IPO in August of 2013. These RSUs will vest 50% on each of the first and second anniversaries of the grant date.

Annual Restricted Stock Unit Grant.    On an annual basis, each of our non-employee directors unaffiliated with Gores then in office will receive a grant of $70,000 worth of RSUs on the date of our annual meeting of stockholders. These RSUs will vest on the date of the next annual meeting of stockholders.

All of our non-employee directors will have the option to defer all or any portion of their annual fees in exchange for receipt of fully vested deferred stock units, which will provide for payment of shares of common stock on a future date selected by the non-employee director at the time of the deferral election.

All of our non-employee directors unaffiliated with Gores will also be expected to comply with stock ownership guidelines, under which they are expected to hold at least two times the annual cash retainer ($100,000, or two times the $50,000 annual retainer) in stock or stock equivalents, subject to a three-year phase-in period following our IPO or from the date of appointment for newly-elected directors. We anticipate that all non-employee directors will meet this guideline.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes the compensation arrangements we have with our Named Executive Officers (“NEOs”) listed in the Summary Compensation Table. This section discusses the objectives and philosophy underlying our compensation policies for our NEOs, our compensation decisions with respect to our NEOs during 2013 and the factors relevant to an analysis of these decisions. This Compensation Discussion and Analysis contains forward-looking statements that are based on our current plans and expectations regarding future compensation plans and arrangements. The actual compensation plans and arrangements that we adopt may differ materially from the currently anticipated plans and arrangements as summarized in this discussion.

Executive compensation objectives and philosophy

The primary objectives of our executive compensation programs are to: (1) attract, engage and retain superior talent who contribute to our long-term success; (2) motivate, inspire and reward executive officers whose knowledge, skills and performance are critical to our business; (3) ensure compensation is aligned with our corporate strategies and business objectives; and (4) provide our executive officers with short- and long-term incentive compensation programs that effectively align their interests with those of our stockholders. We seek to apply a consistent philosophy to compensation for all executive officers. Our compensation philosophy is based on the following core principles:

To Pay for Performance.    Our NEOs are partially compensated based on Company performance, as measured against certain pre-established financial objectives. The amounts earned by our executive officers vary based on the extent to which the objectives are met.

To Pay Competitively.    We are committed to providing a total compensation program designed to retain our highest performing employees and executives and attract superior leaders to our Company. We have established compensation levels that we believe are competitive based on our compensation committee’s and our Board’s experience with pay practices and compensation levels of companies similar to us.

To Pay Equitably.    We believe that it is important to apply generally consistent guidelines for all executive officer compensation programs. In order to deliver equitable pay levels, our compensation committee considers depth and scope of accountability, complexity of responsibility, qualifications and executive performance, both individually and collectively as a team.

While our compensation committee considers the overall mix of compensation components in its review of compensation matters, it has not adopted any policies or guidelines for allocating compensation between cash and non-cash compensation or among different forms of non-cash compensation. In addition to the compensation objectives and philosophy discussed above, the principal factors affecting our compensation committee’s decisions regarding amounts and mix of compensation include:

•	overall corporate performance, including financial condition and available resources;

•	the executive officer’s performance against corporate level strategic goals established as part of our annual planning process; and

•	the nature and scope of the executive officer’s responsibilities.

In addition to current compensation, we have found it important in some cases to provide our NEOs with competitive post-employment compensation. Post-employment compensation consists primarily of two elements—severance pay and benefits continuation for a specified period of time. We believe that these benefits are important considerations for our executive officer compensation packages, as they afford a measure of financial security in the event of termination of their employment under certain circumstances and also enable us to secure their cooperation following termination. We have sought to ensure that each combined compensation package is competitive at the time the package is negotiated with the executive officer. We provide post-employment compensation to our executive officers on a case-by-case basis as the employment market, the qualifications of potential employees and our hiring needs dictate.

Overview and responsibilities for compensation decisions

Our compensation committee, in consultation with and upon recommendation of our CEO, reviews compensation elements and amounts for our executive officers on an annual basis and at the time of a promotion or other change in level of responsibilities, as well as when competitive circumstances or business needs may require.

Our compensation committee, in consultation with and upon recommendation of our CEO, sets financial objectives for our cash and non-cash incentive plans. Our CEO provides compensation recommendations to the compensation committee for executives other than himself based on the benchmarking data discussed below and the other considerations mentioned in this Compensation Discussion and Analysis. Our compensation committee recommends compensation packages to our Board that are consistent with our compensation philosophy, strategically positioned against our peer group and competitive with other organizations similar to ours.

Our compensation committee, our CEO and our Chief Administrative Officer, or CAO, in consultation with our compensation committee, have been responsible for the oversight, implementation and administration of all of our executive compensation plans and programs. Our Board and compensation committee determined all of the components of our CEO’s compensation and, in consultation with our CEO, the compensation of our other NEOs. Executive compensation is reviewed annually as part of our business planning for the year. During this process, our CEO and CAO are involved in the review of overall compensation for executive officers other than themselves and the recommendation to the compensation committee of corporate-level performance goals for that year.

Our compensation committee and our CEO evaluate the performance and development of our executive officers in their respective positions, recommend to the compensation committee corporate performance objectives relative to compensation, make determinations as to whether and to what extent such performance objectives have been achieved and ensure that we have effective and appropriate compensation programs in place. Our compensation committee undertakes a similar review of our CEO’s contribution to corporate goals. Our compensation committee meets to consider these recommendations and makes determinations relating to the compensation of our CEO and, in consultation with our CEO, makes determinations relating to the compensation of our other NEOs. Our compensation arrangements with our executive officers are primarily based on the consolidated financial achievements of our Company established at the beginning of the year, and reflect our commitment to compensating for the achievement of corporate or individual objectives.

Prior to the IPO, the compensation committee engaged a third-party consultant, Mercer, to assist with determining compensation levels. Mercer reported directly to the committee. The committee had the sole authority to retain and dismiss Mercer and to approve Mercer’s fees. Mercer provided objective and independent advice and analysis to the committee with respect to executive compensation. The committee retained Mercer based upon its expertise and industry experience. The committee relied on Mercer to provide a review of executive and board compensation practices of companies in our peer group including a benchmarking analysis of base salary and short- and long-term incentive targets of the companies with which we compete for executive talent.

Benchmarking

Our Chief Administrative Officer and Mercer, in consultation with our compensation committee, compiled a report of benchmark data for executive officers holding comparable positions at comparable companies, including base salary, annual cash incentive plan opportunities and awards and long-term incentive award values. For 2013, the peer group of companies we used in our benchmarking survey is comprised of the following companies:

Boise Cascade Co.	Universal Forest Products Inc.	Toll Brothers Inc.
Beacon Roofing Supply Inc.	BlueLinx Holdings Inc.	Griffon Corp.
KB Home	Hovnanian Enterprises Inc.	Standard Pacific Corp.
MDC Holdings Inc.	Meritage Homes	Builders FirstSource Inc.
Beazer Homes USA Inc.	Quanex Building Products Corp.	M/I Homes Inc.
Gibraltar Industries Inc.	Apogee Enterprises Inc.	American Woodmark Corp.
Trex Company Inc.	Simpson Manufacturing Company Inc.

We have not determined the peer group of companies we will use in our benchmarking survey in 2014.

All of these companies, in both the lumber and building materials distribution industry and the non-lumber and building materials distribution industries, were selected for the compensation peer group because they were considered to be significant competitors with respect to the individuals with the talent and experience needed to serve in our executive officer positions. Peer group data are collected for executive positions so we can determine appropriate ranges of base salary levels and annual increases to attract and retain qualified executives. In general, we consider the median pay for comparable positions in the peer group as competitive benchmarks for setting our pay structure but vary from the median at the committee’s discretion when warranted by differences in responsibility or function than similar positions in peer groups, retention considerations, cumulative performance of any particular NEO or similar considerations.

While our compensation committee will utilize this formal benchmarking in its consideration of compensation decisions, we expect it will continue to manage our compensation programs on a flexible basis that will allow it to respond to market and business developments as it views appropriate.

Risk management and assessment

Our management assesses and discusses with the Board our compensation policies and practices for our employees as they relate to our overall risk management, and based upon this assessment, we believe that any risks arising from such policies and practices are not reasonably likely to have a material adverse effect on us. In addition, our management, compensation committee and Board believe that the mix and design of the elements of executive compensation do not encourage management to assume excessive risks. These beliefs are based on the following factors:

•	we do not have a particular business unit that carries a significant portion of our overall risk profile on a stand-alone basis;

•	our compensation policies and practices are uniform across each of our functional areas and departments;

•	the mix of compensation among base salary and incentive cash bonus does not encourage excessive risk taking; and

•	our annual compensation review and performance evaluation process considers factors that do not encourage excessive risk taking, such as management skills, team building, integrity and mentoring.

Elements of compensation

Our current executive compensation program consists of the following components:

•	base salary;

•	annual cash performance-based bonus;

•	restricted stock awards;

•	stock option awards;

•	benefits payable upon an executive officer’s involuntary termination or voluntary termination in certain circumstances; and

•	other health and welfare benefits generally available to all salaried employees.

Historically, our executive compensation program has reflected our growth and development oriented corporate culture. Our executive compensation includes both fixed components (base salary and benefits) and variable components (cash bonus and long-term incentive compensation). The fixed components of compensation are designed to be competitive in order to induce talented executives to join our Company. The variable components are tied specifically to the achievement of Company-wide objectives and are designed so that above average performance is rewarded with above average rewards. Our compensation committee believes this mix of compensation components is appropriate for our NEOs because it appropriately incentivizes them to plan and work toward the achievement of our long-term success and aligns the interests of our NEOs with the interests of our stockholders, since the amount of compensation will vary depending upon our financial performance. Our compensation committee also believes that this mix is typical of companies in our industry and at our stage of development. Our compensation committee strives to achieve an appropriate mix between the various elements of our compensation program to meet our compensation objectives and philosophy; however, it does not apply any rigid allocation formula in setting our executive compensation, and we may make adjustments to this approach for various positions after giving due consideration to prevailing circumstances, the individuals involved and their responsibilities and performance.

Base Salary.    We provide a base salary to each of our NEOs that is intended to reflect the scope of their responsibilities, individual performance, labor market conditions and competitive market salary levels. Base salaries are reviewed from time to time, but no less than annually, and are adjusted where warranted based on performance, changes in responsibilities and overall budget considerations.

The base salaries for our NEOs in 2013 were established by our Board, based in large part on the salaries established for these persons when they were hired or promoted. The Board authorized an increase in the base salaries of Messrs. Major and Yeazel effective upon completion of the IPO considering that such officers’ responsibilities would increase following the IPO given the Company’s public status. The Board authorized an increase in the base salary of Mr. Wakefield in March 2013 in recognition of his leadership and contributions to the Company’s ongoing performance. The Board also considered the following factors in authorizing the salary increases: the continuing need to incentivize each NEO to improve the Company’s operational performance and to drive the strategic transformation of the corporate headquarters. The table below sets forth the current base salaries for each of our NEOs:

Name	2013 Base Salary ($)		Approximate Percentage Increase Compared to 2012
Jeffrey G. Rea	600,000		0.0%
James F. Major, Jr.	350,000	(1)	27.3%
Bryan J. Yeazel	350,000	(2)	40%
Duff Wakefield	200,000	(3)	16.6%
James F. Drexinger	262,650		0.0%

(1)	Prior to the IPO, Mr. Major had a base salary of $325,000. Prior to March 1, 2013, Mr. Major’s base salary was $275,000.
(2)	Prior to the IPO, Mr. Yeazel had a base salary of $300,000. Prior to March 1, 2013, Mr. Yeazel’s base salary was $250,000.
(3)	Prior to March 2, 2013, Mr. Wakefield had a base salary of $171,475.

Performance-Based Cash Incentives.    We pay performance-based cash incentives in order to align the compensation of our employees, including our NEOs, with our short-term operational and performance goals and to provide near-term rewards for employees to meet these goals. Our short-term, performance-based executive bonus plan is offered under our Management Incentive Plan (the “MIP”). The performance-based executive bonus plan provides our NEOs the opportunity to earn incentive payments for each fiscal year. These incentive payments are intended to motivate our NEOs to work effectively to achieve financial performance goals and reward them when these objectives are met. Each NEO’s target bonus amount is expressed as a percentage of base salary (the “Target Bonus”). Under the MIP, each NEO is eligible to receive a maximum award equal to 200% of his target award opportunity based on the Company’s achievement against financial targets established by our Board for (i) adjusted gross profit, (ii) adjusted EBITDA and (iii) ending liquidity. In addition, the Board also takes into consideration each of the following performance goals: (i) the Company’s safety performance, as measured by OSHA, recordable rate and Compliance, Safety & Accountability basic scores; (ii) the Company’s customer service rating, as measured by our On-Time, In-Full metrics; and (iii) each NEO’s individual rating, based on a nine-block grid based on performance and leadership. The performance goals were not thresholds required to be satisfied in order to receive a bonus, but were factors to be considered by the Board in determining whether an adjustment to an individual’s award should be made in the Board’s discretion.

We use adjusted gross profit, adjusted EBITDA and ending liquidity because they measure performance over the periods in which our NEOs can have significant impact, are directly linked to our long-term growth plan, and are key metrics used by management and the Board to assess our operating performance. The targets and goals are based on our operating plan for the fiscal year and are designed to achieve our objectives for sustainable, dependable growth. Our targets are intended to be realistic and reasonable, but challenging, in order to drive performance on an individual basis.

2013 Bonus Plan.    Under the MIP for 2013 (the “2013 MIP”), “adjusted gross profit” means gross profit plus an adjustment of $3.9 million to add back depreciation expense included in cost of goods sold. As used in the 2013 MIP, “ending liquidity” means excess availability on the revolving line of credit under our secured credit agreement plus cash and cash equivalents. Under the 2013 MIP, the goal for safety performance was an OSHA incident rate of less than 3.5 with no significant DOT or fleet issues, while the goal for customer service was greater than 91% of deliveries made on-time and in-full. In 2013, the Company’s OSHA incident rate was 5.11 and the Company had no significant DOT or fleet issues. In 2013, the Company made over 92% of its deliveries on-time and in-full.

In order to calculate the percentage of the target award to be paid out, or payout factor, for our NEOs (prior to any individual adjustment by the Board), the payout percentage for each performance metric is multiplied by its respective weight, the product of which is the payout factor for each performance metric. The payout factors for each performance metric are added to create the overall payout factor, which was 169.7% for 2013. The following table shows the financial metrics established for determining payouts under the 2013 MIP, and the calculation of the 2013 MIP payouts based on actual performance.

Performance Metrics (dollars in thousands)	Threshold	Target	Maximum	Actual 2013 Results	Weight	Factor
Adjusted gross profit	$241,943	$268,825	$282,266	$278,338
Payout %	25%	100%	200%	153.8%	40%	61.5%
Adjusted EBITDA	$18,315	$20,350	$29,304	$27,803
Payout %	25%	100%	200%	180.6%	40%	72.2%
Ending liquidity	$60,930	$67,700	$73,105	$72,141
Payout %	25%	100%	200%	179.5%	20%	35.9%

Payout factor						169.7%

The following table shows each NEO’s potential bonus payment as a percentage of 2013 base salary and his actual bonus payment in absolute terms and as a percentage of 2013 base salary.

Name	Target Bonus Payment as Percentage of Salary	Actual Bonus Payment as Percentage of Salary	Actual Bonus Payment
Jeffrey G. Rea	100%	125%	$750,000
James F. Major, Jr.	100%	129%	$450,000
Bryan J. Yeazel	100%	129%	$450,000
Duff Wakefield	100%	125%	$250,000
James F. Drexinger	100%	78%	$205,000

Starting with the payout factor percentage of 169.7% as a guideline, the compensation committee of the Board also considered the increases in base salary and equity awards that each NEO received in connection with the IPO and the overall amount of total NEO compensation it believed to be appropriate for the Company, and determined that Mr. Rea would receive an award of $750,000 (which results in a payout factor of 125%), Messrs. Major and Yeazel would each receive an award of $450,000 (which resulted in payout factors of 129% for each of Messrs. Major and Yeazel), Mr. Wakefield would receive an award of $250,000 (which results in a payout factor of 125%) and Mr. Drexinger would receive an award of $205,000 (which results in a payout factor of 78%).

2014 Bonus Plan.    For 2014, each NEO’s performance-based cash incentive target will again be 100% of base salary. For 2014, we are again using (i) adjusted gross profit, (ii) adjusted EBITDA and (iii) ending liquidity as the financial targets for the plan. Adjusted gross profit is weighted at 30%, adjusted EBITDA is weighted 50% and ending liquidity is weighted at 20%.

The actual percent of the Bonus paid to our NEOs in 2014 can reach a maximum of 200% of the target opportunity, based upon corporate performance against the above mentioned financial goals. We have chosen not to disclose the specific adjusted gross profit, adjusted EBITDA and ending liquidity targets for 2014 because we believe such disclosure would result in serious competitive harm and be detrimental to our operating performance. Our 2014 goals are intended to be realistic and reasonable, but challenging in order to drive performance. The compensation committee and management believe that by using these metrics we are encouraging profitable top line growth and cash generation for stockholders.

Although adjusted gross profit, adjusted EBITDA and ending liquidity were used as financial measures for 2013 and will be used as the financial measures for 2014, the compensation committee may use other objective financial performance indicators for the plan in the future, including, without limitation, the price of our common stock, stockholder return, return on equity, return on investment, return on capital, sales productivity, economic value added, operating income, gross margin, sales, cash flow, earnings per share or market share.

Equity Incentives.    In connection with the completion of our IPO, we adopted the 2013 Incentive Plan. The 2013 Incentive Plan provides for grants of stock options, stock appreciation rights, restricted stock, other stock-based awards, other cash-based compensation and performance awards. Directors, officers and other employees of us and our subsidiaries, as well as others performing consulting or advisory services for us, are eligible for grants under the 2013 Incentive Plan. The purpose of the 2013 Incentive Plan is to provide incentives that attract, retain and motivate high-performing officers, directors, employees and consultants by providing them a proprietary interest in our long-term success or compensation based on their performance in fulfilling their responsibilities to our Company.

Upon completion of the IPO, we awarded Messrs. Rea, Major and Yeazel 23,810, 9,524 and 9,524 restricted shares and we awarded Messrs. Rea, Major, Yeazel, Wakefield and Drexinger options to purchase 92,502, 38,527, 38,527, 25,000 and 17,500 shares of our common stock, respectively, pursuant to the 2013 Incentive Plan. Including the restricted stock and options awarded to Messrs. Rea, Major, Yeazel, Wakefield and Drexinger upon completion of the IPO, the total shares issued or underlying options and RSUs granted to all participants under the 2013 Incentive Plan as of February 28, 2014 was 550,511, and there were 1,249,489 additional shares available for future awards under the 2013 Incentive Plan. The restricted stock and options granted upon completion of the IPO to Messrs. Major and Yeazel and employees other than Mr. Rea will vest at the rate one-third per year over three years beginning on the first anniversary of the grant date, subject to the recipient continuously providing services to us through each such date. The restricted shares and options granted upon completion of the IPO to Mr. Rea will vest over four years with one-third vesting on the second, third and fourth anniversaries, respectively, subject to Mr. Rea continuously providing services to us through each such date. The exercise price of the options granted upon completion of the IPO is $14.00 per share, which was the IPO price per share.

Additional Executive Benefits.    We provide our NEOs with benefits that our Board believes are reasonable and in the best interests of our Company and our stockholders. Consistent with our compensation philosophy, we intend to continue to maintain our current benefits for our NEOs, including retirement plans, life insurance benefits, paid vacation and other benefits described below. The compensation committee, in its discretion, may revise, amend or add to an officer’s benefits if it deems it advisable. We believe these benefits are generally equivalent to benefits provided by comparable companies.

•	Retirement Plan Benefits. We maintain a qualified 401(k) savings plan, which allows participants to defer from 0% to 50% of cash compensation up to the maximum amount allowed under Internal Revenue Service guidelines. From time to time, we make contributions to our employees’ individual 401(k) accounts as a performance incentive. Participants are always vested in their own contributions to the plan and are fully vested in contributions by us generally after a five-year vesting period.

•	Health and Welfare Benefits. We offer medical, dental, vision, life insurance, short-term and long-term disability insurance and accidental death and dismemberment insurance for all eligible employees, including our NEOs.

Accounting and tax considerations

In determining which elements of compensation are to be paid, and how they are weighted, we also take into account whether a particular form of compensation will be deductible under Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). Section 162(m) generally limits the deductibility of compensation paid to our NEOs to $1 million during any fiscal year unless such compensation is “performance-based” under Section 162(m). However, under a Section 162(m) transition rule for compensation plans or agreements of corporations which are privately held and which become publicly held in an IPO, compensation paid under a plan or agreement that existed prior to the IPO will not be subject to Section 162(m) until the earlier of: (1) the expiration of the plan or agreement; (2) a material modification of the plan or agreement; (3) the issuance of all employer stock and other compensation that has been allocated under the plan or (4) the first meeting of stockholders at which directors are to be elected that occurs after the close of the third calendar year following the year of the IPO, or the “Transition Date.” After the Transition Date, rights or awards granted under the plan, will not qualify as “performance-based compensation” for purposes of Section 162(m) unless such rights or awards are granted or vest upon pre-established objective performance goals, the material terms of which are disclosed to and approved by our stockholders.

We may rely on the exemption from Section 162(m) afforded to us by the transition rule described above for compensation paid pursuant to our pre-existing plans.

Many other Code provisions, SEC regulations and accounting rules affect the payment of executive compensation and are generally taken into consideration as programs are developed. Our goal is to create and maintain plans that are efficient, effective and in full compliance with these requirements.

Tax gross-ups

We generally do not provide tax gross-ups other than for taxes related to reimbursements for expenses incurred for Company-requested relocation. None of our NEOs received a tax gross-up in 2013.

Recoupment policy

We are subject to the recoupment requirements under the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act and other applicable laws. The 2013 Incentive Plan provides that awards granted under the 2013 Incentive Plan are subject to recoupment, including the clawback of “incentive-based compensation” under the Exchange Act, or under any applicable rules and regulations promulgated by the SEC.

2013 Incentive Plan

We adopted the 2013 Incentive Plan in connection with our IPO. The 2013 Incentive Plan provides for grants of stock options, stock appreciation rights, restricted stock, other stock-based awards, other cash-based compensation and performance awards. Directors, officers and other employees of us and our subsidiaries, as well as others performing consulting or advisory services for us, are eligible for grants under the 2013 Incentive Plan. The purpose of the 2013 Incentive Plan is to provide incentives that attract, retain and motivate high-performing officers, directors, employees and consultants by providing them a proprietary interest in our long-term success or compensation based on their performance in fulfilling their responsibilities to our Company. This summary does not include all of the provisions of the 2013 Incentive Plan. For further information about the 2013 Incentive Plan, we refer you to the complete copy of the form of the 2013 Incentive Plan, which we filed as an exhibit to the registration statement filed in connection with our IPO.

Administration.    The 2013 Incentive Plan is administered by a committee designated by our Board. The committee’s powers include: (i) determining the form, amount and other terms and conditions of awards; (ii) construing or interpreting any provision of the 2013 Incentive Plan or any award agreement; (iii) amending the terms of outstanding awards and (iv) adopting such rules, guidelines and practices for administering the 2013 Incentive Plan as it deems advisable. The committee has full authority to administer and interpret the 2013 Incentive Plan, to grant discretionary awards under the 2013 Incentive Plan, to determine the persons to whom awards will be granted, to determine the types of awards to be granted, to determine the terms and conditions of each award, to determine the number of shares of common stock to be covered by each award, to make all other determinations in connection with the 2013 Incentive Plan and the awards thereunder as the committee deems necessary or desirable and to delegate authority under the 2013 Incentive Plan to our executive officers.

Available shares.    The aggregate number of shares of common stock which may be issued or used for reference purposes under the 2013 Incentive Plan or with respect to which awards may be granted may not exceed 1,800,000 shares. The maximum number of shares of our common stock with respect to which any stock option, stock appreciation right, shares of restricted stock or other stock-based awards that are subject to the attainment of specified performance goals and intended to satisfy Section 162(m) of the Code and may be granted under the 2013 Incentive Plan during any fiscal year to any eligible individual will be 500,000 (or, with respect to non-employee directors, 100,000) shares (per type of award); provided that the maximum number of shares of our common stock with respect to all such awards that may be granted under the 2013 Incentive Plan during any fiscal year to any eligible individual will be 500,000 (or, with respect to non-employee directors, 100,000) shares. There are no annual limits on the number of shares of our common stock with respect to an award of restricted stock that are not subject to the attainment of specified performance goals to eligible individuals. The maximum number of shares of our common stock subject to any performance award which may be granted under the 2013 Incentive Plan during any fiscal year to any eligible individual will be 500,000 (or, with respect to non-employee directors, 100,000) shares. The maximum value of a cash payment made under a performance award which may be granted under the 2013 Incentive Plan during any fiscal year to any eligible individual will be $5,000,000 (or, with respect to non-employee directors, $1,000,000).

The number of shares available for issuance under the 2013 Incentive Plan may be subject to adjustment in the event of a reorganization, stock split, merger or similar change in our corporate structure or the number of outstanding shares of our common stock. In the event of any of these occurrences, we will make any adjustments we consider appropriate to, among other things, the number and kind of shares, options or other property available for issuance under the plan or covered by grants previously made under the plan. The shares available for issuance under the plan may be, in whole or in part, either authorized and unissued shares of our common stock or shares of common stock held in or acquired for our treasury. In general, if awards under the 2013 Incentive Plan are for any reason cancelled, or expire or terminate unexercised, the shares covered by such awards may again be available for the grant of awards under the 2013 Incentive Plan.

Eligibility for participation.    Members of our Board, as well as employees of, and consultants to, us or any of our subsidiaries and affiliates will be eligible to receive awards under the 2013 Incentive Plan.

Award agreement.    Awards granted under the 2013 Incentive Plan will be evidenced by award agreements, which need not be identical, and that provide additional terms, conditions, restrictions or limitations covering the grant of the award, including, without limitation, additional terms providing for the acceleration of exercisability or vesting of awards in the event of a change in control or conditions regarding the participant’s employment, as determined by the committee.

Stock options.    The committee may grant nonqualified stock options to any individuals eligible to participate in the 2013 Incentive Plan and incentive stock options to purchase shares of our common stock only to eligible employees. The committee will determine: (i) the number of shares of our common stock subject to each option; (ii) the term of each option, which may not exceed ten years, or five years in the case of an incentive stock option granted to a 10% or greater stockholder; (iii) the exercise price; (iv) the vesting schedule, if any and (v) the other material terms of each option. No incentive stock option or nonqualified stock option may have an exercise price less than the fair market value of a share of our common stock at the time of grant or, in the case of an incentive stock option granted to a 10% or greater stockholder, 110% of such share’s fair market value. Options will be exercisable at such time or times and subject to such terms and conditions as determined by the committee at grant and the exercisability of such options may be accelerated by the committee.

Stock appreciation rights.    The committee may grant stock appreciation rights, or “SARs,” either with a stock option, which may be exercised only at such times and to the extent the related option is exercisable (a “Tandem SAR”) or independent of a stock option (a “Non-Tandem SAR”). A SAR is a right to receive a payment in shares of our common stock or cash, as determined by the committee, equal in value to the excess of the fair market value of one share of our common stock on the date of exercise over the exercise price per share established in connection with the grant of the SAR. The term of each SAR may not exceed ten years. The exercise price per share covered by a SAR will be the exercise price per share of the related option in the case of a Tandem SAR and will be the fair market value of our common stock on the date of grant in the case of a Non-Tandem SAR. The committee may also grant limited SARs, either as Tandem SARs or Non-Tandem SARs, which may become exercisable only upon the occurrence of a change in control, as defined in the 2013 Incentive Plan, or such other event as the committee may designate at the time of grant or thereafter.

Restricted stock.    The committee may award shares of restricted stock. Except as otherwise provided by the committee upon the award of restricted stock, the recipient generally will have the rights of a stockholder with respect to the shares, including the right to receive dividends, the right to vote the shares of restricted stock and, conditioned upon full vesting of shares of restricted stock, the right to tender such shares, subject to the conditions and restrictions generally applicable to restricted stock or specifically set forth in the recipient’s restricted stock agreement. The committee may determine at the time of award that the payment of dividends, if any, will be deferred until the expiration of the applicable restriction period. Recipients of restricted stock will be required to enter into a restricted stock agreement with us that states the restrictions to which the shares are subject, which may include satisfaction of pre-established performance goals, and the criteria or date or dates on which such restrictions will lapse. If the grant of restricted stock or the lapse of the relevant restrictions is based on the attainment of performance goals, the committee will establish for each recipient the applicable performance goals, formulae or standards and the applicable vesting percentages with reference to the attainment of such goals or satisfaction of such formulae or standards while the outcome of the performance goals are substantially uncertain. Such performance goals may incorporate provisions for disregarding, or adjusting for, changes in accounting methods, corporate transactions, including, without limitation, dispositions and acquisitions, and other similar events or circumstances. Section 162(m) of the Code requires that performance awards be based upon objective performance measures. The performance goals for performance-based restricted stock will be based on one or more of the objective criteria discussed in general below.

Other stock-based awards.    The committee may, subject to limitations under applicable law, make a grant of such other stock-based awards, including, without limitation, performance units, dividend equivalent units, stock equivalent units, restricted stock and deferred stock units under the 2013 Incentive Plan that are payable in cash or denominated or payable in or valued by shares of our common stock or factors that influence the value of such shares. The committee may determine the terms and conditions of any such other awards, which may include the achievement of certain minimum performance goals for purposes of compliance with Section 162(m) of the Code and a minimum vesting period. The performance goals for performance-based other stock-based awards will be based on one or more of the objective criteria discussed in general below.

Other cash-based awards.    The committee may grant awards payable in cash. Cash-based awards shall be in such form, and dependent on such conditions, as the committee shall determine, including, without limitation, being subject to the satisfaction of vesting conditions or awarded purely as a bonus and not subject to restrictions or conditions. If a cash-based award is subject to vesting conditions, the committee may accelerate the vesting of such award in its discretion.

Performance awards.    The committee may grant a performance award to a participant payable upon the attainment of specific performance goals. The committee may grant performance awards that are intended to qualify as performance-based compensation under Section 162(m) of the Code as well as performance awards that are not intended to qualify as performance-based compensation under Section 162(m) of the Code. If the performance award is payable in cash, it may be paid upon the attainment of the relevant performance goals either in cash or in shares of restricted stock, based on the then current fair market value of such shares, as determined by the committee. Based on service, performance or other factors or criteria, the committee may, at or after grant, accelerate the vesting of all or any part of any performance award.

Performance goals.    The committee may grant awards of restricted stock, performance awards, and other stock-based awards that are intended to qualify as performance-based compensation for purposes of Section 162(m) of the Code. These awards may be granted, vest and be paid based on attainment of specified performance goals established by the committee. These performance goals may be based on the attainment of a certain target level of, or a specified increase or decrease in, one or more of the following measures selected by the committee: (1) earnings per share; (2) operating income; (3) gross income; (4) net income, before or after taxes; (5) cash flow; (6) gross profit; (7) gross profit return on investment; (8) gross margin return on investment; (9) gross margin; (10) operating margin; (11) working capital; (12) earnings before interest and taxes; (13) earnings before interest, tax, depreciation and amortization; (14) return on equity; (15) return on assets; (16) return on capital; (17) return on invested capital; (18) net revenues; (19) gross revenues; (20) revenue growth, as to either gross or net revenues; (21) annual recurring net or gross revenues; (22) recurring net or gross revenues; (23) license revenues; (24) sales or market share; (25) total shareholder return; (26) economic value added; (27) specified objectives with regard to limiting the level of increase in all or a portion of our bank debt or other long-term or short-term public or private debt or other similar financial obligations, which may be calculated net of cash balances and other offsets and adjustments as may be established by the committee; (28) fair market value of a share of common stock; (29) the growth in the value of an investment in the common stock assuming the reinvestment of dividends; (30) reduction in operating expenses or (31) other objective criteria determined by the committee in accordance with the 2013 Incentive Plan.

To the extent permitted by law, the committee may also exclude the impact of an event or occurrence which the committee determines should be appropriately excluded, such as: (i) restructurings, discontinued operations, extraordinary items and other unusual or non-recurring charges; (ii) an event either not directly related to our operations or not within the reasonable control of management or (iii) a change in tax law or accounting standards required by GAAP. Performance goals may also be based on an individual participant’s performance goals, as determined by the committee. In addition, all performance goals may be based upon the attainment of specified levels of our performance, or the performance of a subsidiary, division or other operational unit, under one or more of the measures described above relative to the performance of other corporations. The committee may designate additional business criteria on which the performance goals may be based or adjust, modify or amend those criteria.

Change in control.    In connection with a change in control, as defined in the 2013 Incentive Plan, the committee may accelerate vesting of outstanding awards under the 2013 Incentive Plan. In addition, such awards may be, in the discretion of the committee, (i) assumed and continued or substituted in accordance with applicable law; (ii) purchased by us for an amount equal to the excess of the price of a share of our common stock paid in a change in control over the exercise price of the awards or (iii) cancelled if the price of a share of our common stock paid in a change in control is less than the exercise price of the award. The committee may also provide for accelerated vesting or lapse of restrictions of an award at any time.

Stockholder rights.    Except as otherwise provided in the applicable award agreement, and with respect to an award of restricted stock, a participant will have no rights as a stockholder with respect to shares of our common stock covered by any award until the participant becomes the record holder of such shares.

Amendment and termination.    Notwithstanding any other provision of the 2013 Incentive Plan, our Board may at any time amend any or all of the provisions of the 2013 Incentive Plan, or suspend or terminate it entirely, retroactively or otherwise; provided, however, that, unless otherwise required by law or specifically provided in the 2013 Incentive Plan, the rights of a participant with respect to awards granted prior to such amendment, suspension or termination may not be adversely affected without the consent of such participant.

Transferability.    Awards granted under the 2013 Incentive Plan generally will be nontransferable, other than by will or the laws of descent and distribution, except that the committee may provide for the transferability of nonqualified stock options at the time of grant or thereafter to certain family members.

Recoupment of awards.    The 2013 Incentive Plan will provide that awards granted under the 2013 Incentive Plan are subject to any recoupment policy we may have, including the clawback of “incentive-based compensation” under the Securities Exchange Act of 1934, as amended, or under any applicable rules and regulations promulgated by the SEC.

Effective date.    The 2013 Incentive Plan was adopted and became effective in connection with the completion of our IPO.

Compensation tables

The purpose of the following tables is to provide information regarding the compensation earned by our NEOs during the fiscal years indicated.

Summary compensation table

The following table shows the compensation earned by our NEOs during fiscal 2012 and fiscal 2013, as applicable:

Name and principal position	Year	Salary ($)	Bonus ($)		Stock Awards ($)(1)	Option awards ($)(2)	Nonequity incentive plan compensation ($)(3)		All other compensation ($)(6)	Total ($)
Jeffrey G. Rea	2013	600,000	—		332,388	656,764	750,000		544,631	2,883,783
President and Chief Executive Officer	2012	600,000	—		279,572	362,082	750,000		—	1,991,654

James F. Major, Jr.	2013	324,326	—		132,955	266,607	450,000		21,374	1,195,262
Executive Vice President, Chief Financial Officer and Treasurer	2012	275,000	—		52,540	30,362	450,000		—	807,902

Bryan J. Yeazel	2013	308,269	—		132,955	266,607	450,000		21,374	1,179,135
Executive Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary	2012	250,000	32,500	(4)	52,540	30,362	417,500		—	782,902

Duff Wakefield Divisional President—West Division	2013	194,514	—		—	173,000	250,000		22,217	639,731

James F. Drexinger Divisional President—South Division	2013	262,650	—		—	121,100	205,000	(5)	23,734	612,484

(1)	The amounts reported in this column represent the grant date fair value of the restricted stock awards granted to NEOs in the applicable year, as computed in accordance with ASC 718. The underlying valuation assumptions for these awards are further discussed in footnote (18) to our audited consolidated financial statements included elsewhere in this prospectus. During 2012, we cancelled 78,046 vested options and 156,040 options scheduled to vest on November 15, 2012 held by Mr. Rea, and issued, in replacement, 234,086 Class B Common shares to Mr. Rea (the “Replacement Shares”) for a purchase price of $90.13. The amounts reported in this column for fiscal 2012 include the repricing-date incremental fair value of the Replacement Shares, as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (“ASC 718”). During 2012, Mr. Rea, Mr. Major and Mr. Yeazel purchased 103,888, 51,944 and 51,944 shares of Class B Common stock, respectively, for $0.97 per share. These shares were estimated to have a fair value at issuance of $1.98 per share. The amounts reported in this column for 2012 include the fair value of the shares purchased in excess of the purchase price. Upon completion of our IPO in 2013, Mr. Rea, Mr. Major and Mr. Yeazel received 23,810, 9,524 and 9,524 restricted shares, respectively. These shares were estimated to have a fair value at issuance of $13.96 per share.
(2)	The amounts reported in this column represent the grant date fair value and repricing-date incremental fair value of the stock options granted or repriced in the applicable year, as computed in accordance with ASC 718. The amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received by the NEOs for the stock options. During 2012, Mr. Rea was granted 47,399 stock options with a fair value of $0.42 per share, Mr. Major was granted 24,674 stock options with a fair value of $0.42 per share and Mr. Yeazel was granted 24,674 stock options with a fair value of $0.42 per share. During 2012, we also repriced 780,329 options held by Mr. Rea. The incremental fair value of the stock options repriced for Mr. Rea was $0.19 per share. The option award amounts have been adjusted as part of the restatement of financial statements at December 31, 2012. Upon completion of our IPO in 2013, Mr. Rea, Mr. Major, Mr. Yeazel, Mr. Wakefield and Mr. Drexinger received 92,502, 38,527, 38,527, 25,000 and 17,500 stock options, respectively. The options granted to Mr. Rea were estimated to have a grant date fair value of $7.10 per share. The options granted to Messrs. Major, Yeazel, Wakefield and Drexinger were estimated to have a grant date fair value at issuance of $6.92 per share. The underlying valuation assumptions for these awards are further discussed in footnote (18) to our audited consolidated financial statements included elsewhere in this prospectus.
(3)	The amounts reported in this column represent the actual payout earned by each of our NEOs under our MIP for the applicable year.
(4)	Represents the amount paid to Mr. Yeazel under the 2012 MIP in excess of the amount earned pursuant to the formula under the 2012 MIP.
(5)	For 2013, the Compensation Committee of the Board awarded Mr. Drexinger a bonus of $205,000 under the 2013 MIP, of which $150,000 will be payable when the Company pays bonuses under the 2013 MIP to all of the NEOs and an additional $50,000 may be paid at the discretion of the Company’s Chief Executive Officer on or about June 30, 2014.

(6)	All other compensation for 2013 is itemized in the table set forth below.

Name	Insurance Premiums(a)	Auto Allowance(b)	Executive Health(c)	401(k) Company match(d)	Forgiveness of Indebtedness(e)	Total ($)
Jeffrey G. Rea	6,738	—	2,364	400	535,129	544,631
James F. Major, Jr.	4,826	10,680	5,468	400	—	21,374
Bryan J. Yeazel	4,756	10,680	5,468	400	—	21,304
Duff Wakefield	8,189	8,160	5,468	400	—	22,217
James F. Drexinger	7,186	10,680	5,468	400	—	23,734

(a)	These amounts represent payments by us on behalf of the applicable NEO for long-term care insurance premiums and disability premiums
(b)	These amounts represent payments by us to the applicable NEO of a fixed automobile allowance.
(c)	These amounts represent the cost to the Company of annual physicals for each of our NEOs provided through a third party.
(d)	These amounts represent matching contributions allocated by us to the applicable NEO under our qualified and nonqualified retirement plans.
(e)	Represents the principal and accrued interest on a loan to Mr. Rea that was forgiven in connection with the IPO. See “Certain Relationships and Related Party Transactions—Promissory Notes.”

Grants of plan-based awards

During fiscal 2013, Messrs. Rea, Major, Yeazel, Wakefield and Drexinger participated in the 2013 MIP and the 2013 Incentive Plan and were eligible for the awards set forth under “Payouts Under Non-Equity Incentive Plan Awards” below. The actual payout for the NEOs is set forth above under the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table.

Name	Grant Date	Date of Board of Directors Action	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Stock Awards: Number of Shares or Stock Units (#)(2)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($)	Grant Date Fair Value of Stock and Option Awards ($)(2)
			Threshold ($)	Target ($)	Maximum ($)
Jeffrey G. Rea Restricted Stock	08/14/2013	08/13/2013				23,810			332,388
Stock Options	08/14/2013	08/13/2013					92,502	14.00	656,764
2013 MIP(1)			150,000	600,000	1,200,000
James F. Major, Jr. Restricted Stock	08/14/2013	08/13/2013				9,524			132,955
Stock Options	08/14/2013	08/13/2013					38,527	14.00	266,607
2013 MIP(1)			87,500	350,000	700,000
Bryan J. Yeazel Restricted Stock	08/14/2013	08/13/2013				9,524			132,955
Stock Options	08/14/2013	08/13/2013					38,527	14.00	266,607
2013 MIP(1)			87,500	350,000	700,000
Duff Wakefield Stock Options	08/14/2013						25,000	14.00	173,000
2013 MIP(1)			50,000	200,000	400,000
James F. Drexinger Stock Options	08/14/2013						17,500	14.00	121,100
2013 MIP(1)			65,663	262,650	525,300

(1)	Actual payouts earned under the non-equity incentive plans are reported in the Summary Compensation Table under the heading “Non-Equity Incentive Plan Compensation.”
(2)	Amounts disclosed in this column represent the grant-date fair market value of the restricted stock and stock options granted to the NEOs, computed in accordance with FASB ASC Topic 718. The underlying valuation assumptions for these awards are further discussed in footnote (18) to our audited consolidated financial statements included elsewhere in this prospectus.

Outstanding equity awards at fiscal year-end

The table below provides information on the NEOs’ outstanding equity awards, which consisted of restricted stock awards and option awards that were made at any time and that had not vested as of December 31, 2013.

	Option awards						Stock awards
Name	Vesting commencement date(1)	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity Incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)		Market value of shares or units of stock that have not vested(5) ($)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)
Jeffrey G. Rea Stock Options	1/26/2012	4,740	42,659		0.97	3/1/2022
	8/14/2013		92,502		14.00	8/14/2023
Restricted Stock							351,141	(2)	6,397,789
							23,810	(3)	433,818

James F. Major, Jr. Stock Options	1/26/2012	2,467	22,207		0.97	4/11/2022
	8/14/2013		38,527		14.00	8/14/2023
Restricted Stock							9,524	(4)	173,527

Bryan J. Yeazel Stock Options	1/26/2012	2,467	22,207		0.97	4/16/2022
	8/14/2013		38,527		14.00	8/14/2023
Restricted Stock							9,524	(4)	173,527

Duff Wakefield Stock Options	4/1/2011	19,479	45,451		0.97	11/7/2021
	8/14/2013		25,000		14.00	8/14/2023

James F. Drexinger Stock Options	8/14/2013		17,500		14.00	8/14/2023

(1)	Options granted in 2012 vest over a four-year period: as to 10% of the shares underlying the option award on the first anniversary of the vesting commencement date, 20% on the second anniversary, 25% on the third anniversary and the remaining 45% on the fourth anniversary, subject to such NEO’s continued employment with us. Options granted to Mr. Rea in 2013 vest over a four-year period with one-third vesting on the second, third and fourth anniversaries, respectively, subject to Mr. Rea continuously providing services to us through each such date. The options granted to our other NEOs in 2013 vest over a three-year period at the rate one-third per year beginning on the first anniversary of the grant date, subject to the recipient continuously providing services to us through each such date.
(2)	These shares vest on November 15, 2014.
(3)	Restricted shares granted on August 14, 2013, which vest over a four-year period with one-third vesting on the second, third and fourth anniversaries of the grant date, subject to the recipient continuously providing services to us through each such vesting date.
(4)	Restricted shares granted on August 14, 2013, which vest over a three-year period with one-third vesting on the first, second and third anniversaries of the grant date, subject to the recipient continuously providing services to us through each such date.
(5)	Based on the closing price of our common stock of $18.22 per share as of December 31, 2013, the last business day of fiscal 2013.

Restricted stock vested

The table below provides information with respect to the number and value of shares acquired during fiscal year 2013 by our NEOs from the vesting of restricted stock.

	Stock awards
Name	Number of shares acquired on vesting (#)	Value realized upon vesting ($)
Jeffrey G. Rea	195,102	2,731,428	(1)
James F. Major, Jr.	116,874	1,636,236	(2)
Bryan J. Yeazel	116,874	1,636,236	(2)
Duff Wakefield	—
James F. Drexinger	116,874	1,636,236	(2)

(1)	The value realized is based on the closing price of $17.21 on November 15, 2013, the vesting date.
(2)	These shares vested on May 5, 2013 prior to the IPO. At that time, there was no public market for our stock. Accordingly, we have used the IPO price of $14.00 per share for purposes of this table as the value of such shares as of the date of vesting.

Pension benefits

We did not sponsor any qualified or nonqualified defined benefit plans for our NEOs during fiscal 2013. Our Board or compensation committee may elect to adopt qualified or nonqualified benefit plans in the future if it determines that doing so is in our best interest.

Deferred compensation

We do not currently provide any deferred compensation program or benefits but may elect to do so in the future.

Compensation committee interlocks and insider participation

During 2013, no officer or employee served as a member of our compensation committee. None of our executive officers currently serves, or in the past year has served, as a member of the Board or compensation committee of any entity that has one or more executive officers serving on our Board or compensation committee.

Employment agreements

We have employment agreements with Messrs. Rea, Major, Yeazel and Drexinger, which include provisions requiring us to make post-termination payments upon certain qualifying termination events. The employment agreements with Messrs. Rea, Major and Yeazel are for indefinite terms but may be terminated by either party at any time subject to the terms and conditions of each agreement. Each agreement sets forth a compensation package that includes an annual base salary and an annual bonus. The employment agreements provide for a base salary of at least $600,000, $350,000, $350,000 and $262,650, for Messrs. Rea, Major, Yeazel and Drexinger, respectively, and a target bonus of 100% of base salary. The actual amount of the annual bonus is to be determined by the Board based upon percentage achievement of certain Company-wide and individual performance goals for each respective calendar year. Under the employment agreements, each of Mr. Rea, Major,

Yeazel and Drexinger is eligible to participate in applicable benefit plans, policies or contracts that we adopt for U.S. employees, including our 401(k) plan, and other benefits and fringe benefits generally available for executive personnel. The employment agreements also provide that we are obligated to reimburse each executive for all reasonable expenses incurred in connection with performing his or her respective duties.

If Mr. Rea’s employment is terminated without “cause” or due to death or disability, any unvested portion of Mr. Rea’s options and restricted shares will be forfeited and we have the right to redeem any vested portion. If his employment is terminated by us for “cause,” the entire equity award will be forfeited.

Upon termination without “cause” or for “good reason,” each of Messrs. Rea, Major and Yeazel will be entitled to (i) an amount equal to the product of (a) 2.0 in the case of Mr. Rea and 1.5 in the case of Messrs. Major and Yeazel and (b) the sum of (x) the highest annual base salary rate for such NEO in effect over the prior two years and (y) the highest target annual bonus over the prior two years, which shall be paid over the 24 month period in the case of Mr. Rea and the 18 month period in the case of Messrs. Major and Yeazel following the separation and (ii) reimbursement for the marginal cost of COBRA benefits for 18 months following the separation. In the event of their disability, the Company shall accelerate the vesting of all unvested restricted stock and stock options or any other equity compensation awards, to the extent that such awards would have vested solely upon their continued employment, such that 100% of such awards become vested in full.

Upon termination without “cause” or for “good reason,” Mr. Drexinger will be entitled to (i) an amount equal to 1.0 times his base annual salary and (ii) reimbursement for the marginal cost of COBRA benefits for 12 months following the separation.

In addition, in the event that such termination occurs within 90 days preceding or 12 months following a “change in control,” or is due to death or disability, the Company will accelerate the vesting of each of Messrs. Rea’s, Major’s and Yeazel’s then-outstanding and unvested stock options or any other equity compensation award, to the extent that such awards would have vested solely upon the NEO’s continued employment, such that 100% of such awards become vested in full. The term “change in control” includes the following events: (i) approval by the Board of a plan of liquidation, dissolution or winding-up of the Company, (ii) the consummation of a sale or other disposition of all or substantially all of the assets of the Company and its subsidiaries, (iii) any person (other than the Company, Gores Holdings or its affiliates, or any company owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of common stock of the Company), becoming the beneficial owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities, and (iv) subject to certain exceptions, a merger or consolidation of the Company. Under the employment agreements, the decrease of the equity holdings of Gores Holdings or any of its affiliates in the Company, does not constitute a “change in control,” unless such reduction in equity holdings is part of a transaction that constitutes a “change in control” pursuant to clause (iii) above.

Under the employment agreements, termination for “cause” requires that Messrs. Rea, Major, Yeazel or Drexinger, as applicable: (i) has been convicted of, or has entered a pleading of guilty or nolo contendere to, a felony (other than DUI or a similar felony) or any crime involving fraud, theft, embezzlement or other act of dishonesty involving the Company; (ii) has knowingly and intentionally participated in fraud, embezzlement or other act of dishonesty involving the Company; (iii) materially fails to attempt in good faith to perform duties required of his employment; (iv) fails to attempt in good faith to comply with a lawful directive of the Board, or in the case of Messrs. Major, Yeazel and Drexinger, the chief executive officer; (v) engages in willful misconduct as a result of which he receives a material and improper personal benefit at the expense of the Company, or accidental misconduct resulting in such a benefit which he does not promptly report and redress; (vi) in carrying out duties, engages in willful misconduct or omissions constituting gross negligence or willful misconduct resulting in substantial economic harm to the Company; (vii) has failed for any reason to correct, cease or alter any action or omission that constitutes (A) a material breach of the agreement or (B) a material breach of his or her duty of loyalty to the Company or (viii) has improperly disclosed any material proprietary information without authorization.

Under the employment agreements, resignation for “good reason” requires that, without the NEO’s prior written consent, there has been: (i) a material diminution of each NEO’s base salary or target annual bonus; (ii) a material diminution in title or authority, duties or responsibilities of the NEO, including, in the case of Mr. Rea, the Company becoming a subsidiary or division of any other entity and the NEO not having his current position in that entity; provided, however, in the case of Messrs. Major and Yeazel, that resignation for “good reason” will not include resignation, at any time before the second anniversary of the consummation of the IPO, resulting from diminution of any expanded duties and responsibilities derived from the Company’s status as a public company if the NEO has failed to adequately perform such public company duties; (iii) in the case of Mr. Rea, any requirement that Mr. Rea report to anyone but the Board, and in the case of Messrs. Major and Yeazel, any requirement that they report to anyone but the chief executive officer or the Board; (iv) any material breach by the Company of the employment agreement or other agreements with the Company or (v) in the case of Messrs. Major and Yeazel, any requirement that the NEO relocate his personal residence to any city more than 50 miles from Raleigh, North Carolina, or in the case of Mr. Drexinger, any requirement that he relocate his personal residence to any city more than 50 miles from Austin, Texas.

The employment agreements with Messrs. Rea, Major, Yeazel and Drexinger also contain intellectual property and non-disclosure provisions and non-competition provisions that extend for 12 months after a termination of employment.

Pursuant to various equity agreements with each of Messrs. Rea, Major and Yeazel, if their employment is terminated without “cause” or due to death or disability, any unvested portion of their restricted stock and stock options will be forfeited and we will have the right to redeem any vested portion. If any of Messrs. Rea, Major and Yeazel’s employment is terminated by us for “cause,” both the vested and unvested restricted stock and stock options of such executive will be forfeited for no consideration. However, if a “change in control” occurs and within 12 months any of Messrs. Rea’s, Major’s or Yeazel’s employment is terminated by us without “cause” or by Messrs. Rea, Major or Yeazel “for good reason,” then Messrs. Rea’s, Major’s and Yeazel’s, as applicable, restricted stock and stock options will vest as if he had worked for an additional 12 months following such change in control. In the event of a liquidity event that constitutes a change in the ownership or effective control of the Company, all of the outstanding options of each of Messrs. Rea, Major and Yeazel will become fully vested and exercisable.

Potential payments upon termination and change in control

In the event of the termination of the employment of Messrs. Rea, Major, Yeazel and Drexinger, they are entitled to receive the amounts and benefits specific in their employment agreements described above and as disclosed in the table below.

The table below reflects amounts that would have been payable to each of our NEOs assuming their employment was terminated on December 31, 2013. The information assumes that the NEO executed a general release of claims against us.

In the event we undergo a change of control as defined in the 2013 Incentive Plan and within 90 days preceding or 12 months following termination of an NEO’s employment by us without “cause” or by such NEO for “good reason,” all unvested restricted stock and stock options or any other equity compensation awards granted will accelerate and become vested as if such NEO had worked for an additional 12 months following such change of control. The 2013 fiscal year end values of restricted stock and stock options that would vest upon a change of control are shown in the table below.

Under the employment agreements for each of Mr. Rea, Major and Yeazel, “change in control” includes the following events: (i) approval by the Board of a plan of liquidation, dissolution or winding-up of the Company, (ii) the consummation of a sale or other disposition of all or substantially all of the assets of the Company and its subsidiaries, (iii) any person (other than the Company, Gores Holdings or its affiliates, or any company owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of common stock of the Company), becoming the beneficial owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities, and (iv) subject to certain exceptions, a merger or consolidation of the Company. Under the employment agreements for each of Mr. Rea, Major and Yeazel, the decrease of the equity holdings of Gores Holdings or any of its affiliates in the Company, will not constitute a “change in control,” unless such reduction in equity holdings is part of a transaction that constitutes a “change in control” pursuant to clause (iii) above.

Upon termination without “cause” or for “good reason” or for death or disability, each of Messrs. Rea, Major and Yeazel will be entitled to (i) an amount equal to the product of (a) 2.0 in the case of Mr. Rea and 1.5 in the case of Messrs. Major and Yeazel and (b) the sum of (x) the highest annual base salary rate for such NEO in effect over the prior two years and (y) the highest target annual bonus over the prior two years, which shall be paid over the 24 month period in the case of Mr. Rea and the 18 month period in the case of Messrs. Major and Yeazel following the separation and (ii) reimbursement for the marginal cost of COBRA benefits for 18 months following the separation. In the event of the disability, the Company shall accelerate the vesting of all unvested restricted stock and stock options or any other equity compensation awards to each of Mr. Rea, Major and Yeazel, to the extent that such awards would have vested solely upon their continued employment, such that 100% of such awards become vested in full.

Name	Benefit	Termination Without Cause or for Good Reason ($)	Termination for Death and Disability ($)		Termination Without Cause or For Good Reason Following Change in Control ($)
Jeffrey G. Rea	Base salary continuation	1,200,000	—		1,200,000
	Bonus	1,200,000	—		1,200,000
	Continuation of benefits	20,480	—		20,480
	Value of accelerated vesting of restricted stock grants	—	6,831,607	(1)	6,831,607	(1)
	Value of accelerated vesting of stock options	—	1,126,226	(2)	1,126,226	(2)

James F. Major, Jr.	Base salary continuation	525,000	—		525,000
	Bonus	525,000	—		525,000
	Continuation of benefits	23,162	—		23,162
	Value of accelerated vesting of restricted stock grants	—	173,527	(1)	173,527	(1)
	Value of accelerated vesting of stock options	—	545,655		545,655	(2)

Bryan J. Yeazel	Base salary continuation	525,000	—		525,000
	Bonus	525,000	—		525,000
	Continuation of benefits	23,005	—		23,005
	Value of accelerated vesting of restricted stock grants	—	173,527	(1)	173,527	(1)
	Value of accelerated vesting of stock options	—	545,655	(2)	545,655	(2)

James F. Drexinger	Base salary continuation	262,650	—		262,500
	Bonus	—	—		—
	Continuation of benefits	12,654	—		—
	Value of accelerated vesting of restricted stock grants	—	—		—
	Value of accelerated vesting of stock options	—	—		—

Duff Wakefield	Base salary continuation	—	—		—
	Bonus	—	—		—
	Continuation of benefits	—	—		—
	Value of accelerated vesting of restricted stock grants	—	—		—
	Value of accelerated vesting of stock options	—	—		—

(1)	The closing price for our common stock on December 31, 2013 was $18.22. As of December 31, 2013, Messrs. Rea, Major and Yeazel had 374,951, 9,524 and 9,524 unvested restricted stock shares, respectively.
(2)	On December 31, 2013, (A) Mr. Rea had (i) 42,659 stock options with an exercise price of $0.97 per share and (ii) 92,502 stock options with an exercise price of $14 per share and (B) Messrs. Major and Yeazel each had (i) 22,207 unvested stock options at an exercise price of $0.97 per share and (ii) 38,527 stock options with an exercise price of $14 per share.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table contains information about the beneficial ownership of our common stock as of February 28, 2014, after giving effect to the consummation of this offering, by:

•	each person, or group of persons, who beneficially owns more than 5% of our capital stock, including one of the selling stockholders;

•	each of our Named Executive Officers;

•	each of our directors;

•	all directors and executive officers as a group; and

•	the other selling stockholders.

For further information regarding material transactions between us and certain of our stockholders, see “Certain Relationships and Related Party Transactions.”

Percentages of common stock owned are based on 26,112,007 shares outstanding as of February 28, 2014. The selling stockholders have granted the underwriters an option to purchase up to 990,000 additional shares of our common stock.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Common stock subject to options that are currently exercisable or exercisable within 60 days of February 28, 2014 are deemed to be outstanding and beneficially owned by the person holding the options. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder.

Unless otherwise indicated, the address of each of the individuals named below is c/o Stock Building Supply Holdings, Inc., 8020 Arco Corporate Drive, Suite 400, Raleigh, North Carolina 27617.

Name	Shares Beneficially Owned Prior to This Offering		Shares to be Sold in This Offering Assuming no Exercise of Option	Shares to be Sold in This Offering Assuming Full Exercise of Option	Shares Beneficially Owned After This Offering Assuming no Exercise of Option		Shares Beneficially Owned After This Offering Assuming Full Exercise of Option
	Number	Percent	Number	Number	Number	Percent	Number	Percent
5% stockholder:
Gores Building Holdings, LLC(1)	15,988,767	61.23%	6,286,000	7,276,000	9,702,767	37.16%	8,712,767	33.37%
Named Executive Officers and Directors:
Jeffrey G. Rea(2)	891,753	3.41%	100,000	100,000	791,753	3.03%	791,753	3.03%
James F. Major, Jr.(3)	309,330	1.18%	75,000	75,000	234,330	*	234,330	*
Bryan J. Yeazel(4)	309,330	1.18%	75,000	75,000	234,330	*	234,330	*
Duff R. Wakefield(5)	61,684	*	9,000	9,000	52,684	*	52,684	*
James F. Drexinger	270,455	1.04%	50,000	50,000	220,455	*	220,455	*
Timothy Meyer(6)	15,988,767	61.23%	6,286,000	7,276,000	9,702,767	37.16%	8,712,767	33.37%
Andrew Freedman(6)	712,866	2.73%	280,264	324,404	432,602	1.66%	388,462	1.49%
Barry J. Goldstein	—	*	—	—	—	*	—	*
Robert E. Mellor(7)	103,525	*	—	—	103,525	*	103,525	*
Steven C. Yager(6)	15,988,767	61.23%	6,286,000	7,276,000	9,702,767	37.16%	8,712,767	33.37%
All executive officers and directors as a group (13 Persons)(8)	18,056,514	68.81%	6,600,000	7,590,000	11,456,514	43.66%	10,466,514	39.89%
Other selling stockholder:
Steven W. Wilson	25,972	*	5,000	5,000	20,972	*	20,972	*

*	Represents beneficial ownership of less than 1% of our outstanding shares of common stock.
(1)	Represents (i) 15,275,901 shares of common stock held of record by Gores Holdings and (ii) 712,866 shares of common stock held of record by Glendon Saturn Holdings, LLC (“Glendon Saturn”). Gores is the manager of Gores Holdings and Glendon Saturn and Alec E. Gores is the manager of Gores. Gores Capital Partners II, L.P. (“Gores II”) is the controlling member of Gores Holdings. Gores Capital Advisors II, LLC (“Gores Advisors”) is the general partner of Gores II. Gores is the manager of Gores Advisors. Gores has a seven member investment committee that has voting and dispositive authority over the common stock. The members of the investment committee include Alec E. Gores, Mark R. Stone, Joseph P. Page, Vance W. Diggins, Timothy Meyer and Steven C. Yager. Each of the foregoing persons may be deemed to share voting and dispositive power with respect to the shares held of record by Gores Holdings and Glendon Saturn. Andrew Freedman is a Managing Director at Glendon, an affiliate of Gores, and may be deemed to share voting and dispositive power with respect to the shares held of record by Glendon Saturn. The address of each of the foregoing persons is c/o The Gores Group, LLC, 10877 Wilshire Blvd, 18th Floor, Los Angeles, California 90024.
(2)	Includes 14,220 shares of common stock issuable upon exercise of existing options that have vested and 23,810 restricted shares.
(3)	Includes 7,402 shares of common stock issuable upon exercise of existing options that have vested and 9,524 restricted shares.
(4)	Includes 7,402 shares of common stock issuable upon exercise of existing options that have vested and 9,524 restricted shares.
(5)	Includes 35,712 shares of common stock issuable upon exercise of existing options that have vested or will vest within 60 days.
(6)	Messrs. Meyer and Yager are members of the investment committee of Gores and as such each may be deemed to share voting and dispositive power with respect to the shares held of record by Gores Holdings and Glendon Saturn. Mr. Freedman is a Managing Director of Glendon, and as such, he may be deemed to share voting and dispositive power with respect to the shares held of record by Glendon Saturn.
(7)	Includes 64,930 shares of common stock issuable upon exercise of existing options that have vested.
(8)	Includes 129,646 shares of common stock issuable upon exercise of existing options that have vested.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Approval policies

Our Board has adopted a written policy regarding the review, approval or ratification of transactions involving certain persons that SEC regulations require to be disclosed in proxy statements, which are commonly referred to as “related person transactions.” Under SEC rules, a related person is an officer, director, nominee for director or beneficial holder of more than of 5% of any class of our voting securities since the beginning of the last fiscal year or an immediate family member of any of the foregoing. Under the written policy, our audit committee is responsible for the review, approval and ratification of “related-person transactions” between us and any related person. In the course of its review and approval or ratification of a related-person transaction, the audit committee will consider:

•	the nature of the related person’s interest in the transaction;

•	the material terms of the transaction, including the amount involved and type of transaction;

•	the importance of the transaction to the related person and to our Company;

•	whether the transaction would impair the judgment of a director or executive officer to act in our best interest and the best interest of our stockholders; and

•	any other matters the audit committee deems appropriate.

Other than compensation agreements and other arrangements which are described under “Executive Compensation,” and the transactions described below, since January 1, 2011, there has not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $120,000 and in which any related person had or will have a direct or indirect material interest.

Plan of conversion

On May 2, 2013, we entered into a Plan of Conversion with Gores Holdings, pursuant to which we and Gores Holdings agreed to convert the Company from a limited liability company to a corporation. Pursuant to the terms of the Company’s former Second Amended and Restated Limited Liability Company Agreement, the Company could be converted to a corporation with the consent of Gores Holdings. In connection with the conversion, the Company adopted a certificate of incorporation and bylaws, which replaced the Second Amended and Restated Limited Liability Company Agreement, other than the provisions granting Gores Holdings and other holders of the Company’s securities registration rights as described below.

Pursuant to the Plan of Conversion, we have granted Gores Holdings and our other stockholders prior to the IPO (each, a “Holder of Registrable Securities”) certain registration rights. The holders of a majority of the Registrable Securities will be entitled to request that the Company register their shares on a long-form or short-form registration statement on one or more occasions in the future, which registrations may be “shelf registrations.” Holders of Registrable Securities will also be entitled to participate in certain registered offerings by the Company, subject to the restrictions in the registration rights agreement. The Company will pay the expenses of the Holders of Registrable Securities in connection with their exercise of their rights under the Registration Rights Agreement. The registration rights described in this paragraph apply to (i) shares of our common stock held by Gores Holdings and its affiliates, (ii) shares of common stock held by any holder of Registrable Securities other than Gores Holdings as of the date of the Plan of Conversion, (iii) any shares of common stock issued or issuable upon conversion of our preferred stock and (iv) any of our capital stock (or that of our subsidiaries)

issued or issuable with respect to the common stock described in clauses (i) through (iii) with respect to any dividend, distribution, recapitalization, reorganization or certain other corporate transactions (“Registrable Securities”). These registration rights are also for the benefit of any subsequent holder of Registrable Securities; provided that any particular securities will cease to be Registrable Securities when they have been sold in a registered public offering, sold in compliance with Rule 144 of the Securities Act or repurchased by us or our subsidiaries. In addition, at the Company’s election and with the consent of the holders of a majority of Registrable Securities, any Registrable Securities held by a person other than Gores Holdings and its affiliates will cease to be Registrable Securities if they can be sold without limitation under Rule 144 of the Securities Act. This offering is pursuant to the registration rights provisions of the Plan of Conversion.

Fees paid to Wolseley

In accordance with the Second Amended and Restated Limited Liability Company Agreement, affiliates of Wolseley provided management services to us until 2011. We paid fees to Wolseley for management services of $0.4 million in 2011.

Management services agreement with Gores

On May 4, 2009, in connection with Gores Holdings’ investment in our Company, we entered into a management services agreement with Gores. Under the management services agreement, Gores provides consulting, administrative services, oversight, advice and support. In exchange for these services, we agreed to pay Gores an annual fee of $1.0 million. We also agreed to reimburse Gores for certain out-of-pocket expenses incurred in connection with the provision of services pursuant to the management services agreement. The management agreement provided that it would terminate on March 31, 2010 but would automatically renew annually for an additional one-year term unless we and Gores agreed not to renew the agreement prior to the expiration of the then-current term. For each of the years ended December 31, 2011, 2012 and 2013, the fees we paid under the management services agreement were $1.0 million, $1.0 million and $0.6 million, respectively.

On June 13, 2013, we entered into an agreement with Gores to terminate the management services agreement effective upon consummation of our IPO. In connection with the termination, and in accordance with the management services agreement, Gores received a termination fee of $9.0 million from us.

Amended and restated professional services agreement with Glendon

On May 5, 2009, in connection with Gores Holdings’ investment in our Company, we entered into a professional services agreement with Glendon, an affiliate of Gores. The agreement was amended and restated on June 13, 2013. Under the professional services agreement, Glendon provides consulting services related to operations, mergers and acquisitions and financial matters. In exchange for these services, we have agreed to pay Glendon consulting fees based on the hours spent by Glendon employees providing the consulting services. We have also agreed to reimburse Glendon for out-of-pocket expenses incurred in connection with the provision of services pursuant to the professional services agreement. The professional services agreement as amended and restated provides for a one-year term subject to automatic annual renewals for additional one-year terms unless we and Glendon agree not to renew the agreement prior to expiration of the prior one-year term. In addition, Glendon may terminate the agreement prior to its expiration in the event of any sale of all or substantially all of the assets of the Company or if Gores and its affiliates cease to beneficially own at least 50% of the Company’s outstanding voting securities. For the years ended December 31, 2011, 2012 and 2013, the fees and out-of-pocket expenses we paid under the professional services agreement were $0.9 million, $0.4 million and $0.7 million, respectively.

Restructuring and investment agreement

On May 5, 2009, an affiliate of Wolseley, as seller, Saturn Acquisition Holdings, LLC, then, a newly formed subsidiary wholly-owned by Gores Holdings, as purchaser, and our predecessor, entered into a restructuring and investment agreement pursuant to which Saturn Acquisition Holdings, LLC acquired substantially all of our assets and 51% of our voting interests from Wolseley and Wolseley retained a 49% voting interest. The closing of the transaction occurred on May 5, 2009.

Pursuant to the restructuring and investment agreement, Wolseley and its affiliates released us and our subsidiaries from any and all guarantees or liens associated with all loans and indebtedness between us or our subsidiaries and Wolseley or its affiliates, and certain credit agreements arranged for Wolseley that were outstanding at May 5, 2009. All other agreements and transactions between us and Wolseley were also terminated, except that concurrently with the closing of the transaction, we entered into a transition services agreement whereby Wolseley and Saturn Acquisition Holdings, LLC agreed to continue to provide certain management services that such parties had been providing at the time of execution of the agreement.

Pursuant to the restructuring and investment agreement, Wolseley agreed to indemnify us for, among other things, losses arising from any third-party claim (i) existing as of May 5, 2009 or (ii) brought or asserted against the Company arising from actions taken by Wolseley or the Company prior to May 5, 2009. In accordance with the agreement Wolseley was not liable for any claim for indemnification until the aggregate amount to be recovered by us exceeded $3 million, which occurred in 2011.

In addition, under the agreement, Wolseley agreed that, subject to certain exceptions, for a period of three years following the closing, neither it, nor its affiliates would engage in the business of supplying building materials and construction services to professional builders and contractors in the United States, other than through the ownership of our securities.

Contribution agreement

On November 16, 2011, we purchased all of Wolseley’s remaining interests in us, for cash consideration of $25 million. The purchase was financed by $15 million in borrowings under the Revolver, $5 million of cash and $5 million of cash contributed by Gores Holdings pursuant to a contribution agreement dated November 16, 2011. In exchange for Gores Holding’s contribution, we issued to Gores Holdings 5 million shares of our Class C Convertible Preferred stock. At December 31, 2011, we had accrued $5 million in accrued expenses and other liabilities on the consolidated balance sheets related to this contribution. The shares of Class C Convertible Preferred stock were issued in January 2012.

Director Nomination Agreement

In connection with our IPO, we entered into a Director Nomination Agreement with Gores Holdings that provides Gores Holdings the right to designate nominees for election to our Board for so long as Gores Holdings beneficially owns 10% or more of the total number of shares of our common stock then outstanding.

The number of nominees that Gores Holdings is entitled to designate under this agreement bears the same proportion to the total number of members of our Board as the number of shares of common stock beneficially owned by Gores Holdings bears to the total number of shares of common stock outstanding, rounded up to the nearest whole number. In addition, Gores Holdings is entitled to designate the replacement for any of its board designees whose board service terminates prior to the end of the director’s term regardless of Gores Holdings’ beneficial ownership at such time. Gores Holdings also has the right to have its designees participate on committees of our Board proportionate to its stock ownership, subject to compliance with applicable law and stock exchange rules. This director nomination agreement will terminate at such time as Gores Holdings owns less than 10% of our outstanding common stock.

Promissory notes

On May 5, 2009, we made a $213,627 loan to Glendon Saturn in the form of a secured promissory note, which matures on or before May 5, 2018 and bears interest at 2.05%, compounded annually. The loan was made to Glendon Saturn in connection with its purchase of shares of our Class B Common stock. Messrs. Meyer and Freedman, directors of the Company, are members of Glendon Saturn. Glendon Saturn repaid the loan prior to the filing of the registration statement in connection with the IPO.

On July 1, 2012, we made a $531,058 loan to Mr. Rea in the form of a secured promissory note, which matures on or before June 30, 2021 and bears interest at 0.92%, compounded annually. The loan was made to Mr. Rea in connection with his purchase of shares of our Class B Common stock. Pursuant to a pledge agreement dated July 1, 2012, Mr. Rea pledged the Class B Common stock purchased with the loan as collateral for the loan. This loan was forgiven by the Company prior to the filing of the registration statement in connection with the IPO.

Redemption of Class B Senior Preferred stock

On December 19, 2012, we redeemed $12.4 million of Class B Senior Preferred stock held by Gores Holdings, and also paid out $10.6 million of accrued and unpaid dividends on the redeemed shares.

The Group Health Plan

The Company was part of a group health plan with Gores. The Company has terminated its relationship with the Gores Group Health Plan and entered into a separate Stock Building Supply Group Health Plan prior to the IPO. As of December 31, 2012, the Company had $0.8 million on deposit as a reserve with Gores for the payment of run-off health care claims in the event of a plan termination. This reserve was released to the Company throughout 2013, with the final amounts released in December 2013.

Software, services, license and maintenance services agreement with United Road Services Inc.

On February 22, 2010 the Company entered into a Software, Services, License and Maintenance Services Agreement with United Road Services Inc. and its subsidiary Vehix Transvision, LLC (collectively “URS”) for the development, implementation, maintenance and support of customized software related to our Stock Logistics Solutions (“SLS”) capability. The agreement with URS was subsequently amended and restated on March 3, 2013 to update certain services and deliverables. When we entered into the original agreement in 2010, URS was also owned by our sponsor, Gores, as one of its portfolio companies. Gores divested its ownership interest in URS on December 14, 2012 and URS is no longer under common ownership with the Company. The agreement gives us the exclusive right to use the software services related to our SLS capability throughout the United States in the residential and commercial construction supply and services industry. The agreement does not have a fixed term but URS may terminate it if we fail to pay amounts due thereunder. We are entitled to terminate the agreement in the event of a material breach by URS, upon certain insolvency and bankruptcy events with respect to URS, upon a change of control (including an IPO) affecting URS or us, and at our convenience by providing a 30-days’ prior written notice and by paying a termination fee. Under the agreement, we have the option to acquire the license at any point during the term of the agreement upon written notice to URS and payment of a one-time license fee. The Company paid URS approximately $0.8 million in 2012 and $0.8 million in 2011.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of our capital stock and provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, and certain provisions of Delaware law. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed with the SEC as exhibits to the registration statement we filed in connection with our IPO and are incorporated by reference in the registration statement of which this prospectus is a part. References in this section to the “Company,” “we,” “us” and “our” refer to Stock Building Supply Holdings, Inc. and not to any of its subsidiaries.

Authorized capitalization

Our amended and restated certificate of incorporation provides that our authorized capital stock consists of 300,000,000 shares of common stock, par value $0.01 per share and 50,000,000 shares of undesignated preferred stock, par value $0.01 per share. As of February 28, 2014, we had 26,112,007 shares of common stock outstanding and no shares of preferred stock outstanding.

Common stock

Voting rights

Each share of common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Our common stock votes as a single class on all matters relating to the election of directors on our Board and as provided by law. Holders of our common stock do not have cumulative voting rights. Except in respect of matters relating to the election and removal of directors on our Board and as otherwise provided in our amended and restated certificate of incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of the election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by all shares of common stock.

Dividend rights

The holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from time to time by our Board out of legally available funds. See “Dividend Policy.” Because we are a holding company, our ability to pay dividends on our common stock is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness.

Liquidation rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of our debts and other liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Other rights

Our stockholders have no preemptive, conversion or other rights to subscribe for additional shares. All outstanding shares are validly issued, fully paid and nonassessable. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Listing

Our common stock is listed on the NASDAQ under the symbol “STCK.”

Transfer agent and registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Preferred stock

Our amended and restated certificate of incorporation authorizes our Board to provide for the issuance of shares of preferred stock in one or more series and to fix the preferences, powers and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference and to fix the number of shares to be included in any such series without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any preferred stock.

Composition of the Board

We are currently deemed to be a “controlled company” under the rules of the NASDAQ because more than 50% of our outstanding voting power is held by Gores Holdings. See “Principal and Selling Stockholders.” We have relied upon the “controlled company” exception to the NASDAQ board of directors and committee independence requirements. Pursuant to this exception, we are exempt from the rules that would otherwise require that our Board consist of a majority of independent directors and that our compensation committee and corporate governance and nominating committee be composed entirely of independent directors. The “controlled company” exception does not modify the independence requirements for the audit committee, and we comply, and intend to comply with the requirements of the Sarbanes-Oxley Act and the NASDAQ rules, which require that our Audit Committee consist exclusively of independent directors within one year of our IPO. Upon completion of this offering, we will cease to be a “controlled company” and we will have one year from the date we cease to be a controlled company to comply with all of NASDAQ’s corporate governance requirements.

Our Board is divided into three classes, with each class serving three-year staggered terms and one class being elected at each year’s annual meeting of stockholders. Messrs. Mellor and Rea are in the class of directors whose term expires at our first annual meeting of stockholders following the date of our IPO. Messrs. Goldstein and Freedman are in the class of directors whose term expires at the second annual meeting of stockholders following the date of our IPO. Messrs. Meyer and Yager are in the class of directors whose term expires at the third annual meeting of stockholders following the date of our IPO. At each annual meeting of our stockholders, successors to the class of directors whose term expires at such meeting are elected to serve for three-year terms or until their respective successors are elected and qualified.

Corporate opportunity

Messrs. Freedman, Meyer and Yager, who are officers or employees of Gores or its affiliates, serve on our Board. Gores is the ultimate principal equityholder of Gores Holdings, our current majority stockholder. Gores and entities controlled by it may hold equity interests in entities that directly or indirectly compete with us, and companies in which they currently invest may begin competing with us. As a result of these relationships, when conflicts between the interests of Gores, on the one hand, and of other stockholders, on the other hand, arise, these directors may not be disinterested. Although our directors and officers have a duty of loyalty to us under Delaware law and our amended and restated certificate of incorporation, transactions that we enter into in which a director or officer has a conflict of interest are generally permissible so long as (i) the material facts relating to the director’s or officer’s relationship or interest as to the transaction are disclosed to our Board and a majority of our disinterested directors approves the transaction, (ii) the material facts relating to the director’s or officer’s relationship or interest as to the transaction are disclosed to our stockholders and a majority of our disinterested stockholders approve the transaction or (iii) the transaction is otherwise fair to us. Our amended and restated certificate of incorporation also provides that any principal, officer, member, manager and/or employee of Gores or any entity that controls, is controlled by or under common control with, Gores (other than the Company or any company that is controlled by the Company) or any investment funds managed by Gores will not be required to offer any transaction opportunity of which they become aware to us and could take any such opportunity for themselves or offer it to other companies in which they have an investment.

Anti-takeover effects of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws

Our amended and restated certificate of incorporation and our amended and restated bylaws also contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our Board the power to discourage acquisitions that some stockholders may favor.

Undesignated preferred stock

The ability to authorize undesignated preferred stock will make it possible for our Board to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our Company.

Classified Board

Our amended and restated certificate of incorporation provides that our Board be divided into three classes, with each class serving three-year staggered terms. In addition, under our amended and restated certificate of incorporation, on and after the date that Gores Holdings and its affiliates cease to beneficially own a majority of the voting power of our then outstanding capital stock entitled to vote generally in the election of directors (the “Trigger Date”), our directors may only be removed for cause and only upon the affirmative vote of the majority of our outstanding voting stock, at a meeting of our stockholders called for that purpose. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our Company.

Special meetings of stockholders

Our amended and restated certificate of incorporation provides that special meetings of the stockholders may be called only upon a resolution approved by a majority of the total number of directors that we would have if there were no vacancies or, prior to the Trigger Date, at the request of the holders of a majority of the voting power of our then outstanding shares of voting capital stock.

Requirements for nominations and proposals at stockholder meetings

Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. Our amended and restated bylaws also provide that nominations of persons for election to our Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to the notice of meeting (i) by or at the direction of our Board or (ii) provided that our Board has determined that directors shall be elected at such meeting, by any stockholder who (1) is a stockholder of record both at the time the notice is delivered and on the record date for the determination of stockholders entitled to vote at the special meeting, (2) is entitled to vote at the meeting and upon such election and (3) complies with the notice procedures set forth in our amended and restated bylaws. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our Company. These provisions do not apply to nominations by Gores Holdings pursuant to the Director Nomination Agreement.

Stockholder action by written consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our Company’s amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation provides that, prior to the Trigger Date, any action required or permitted to be taken by our stockholders may be effected by written consent. From and after the Trigger Date, any action required or permitted to be taken by the stockholders may be effected only at a duly called annual or special meeting.

Business combinations with interested stockholders

We have elected in our amended and restated certificate of incorporation not to be subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we are not subject to any anti-takeover effects of Section 203. However, our amended and restated certificate of incorporation contains provisions that have the same effect as Section 203, except that they provide that (i) Gores and any of its affiliates or associates, including any investment funds managed by Gores, (ii) any other person with whom any of the foregoing are acting as a group or in concert for the purpose of acquiring, holding, voting or disposing of shares of our stock and (iii) any person who would otherwise be an interested stockholder because of a transfer of 5% or more of our outstanding voting stock by any person described in clause (i) or (ii) to such person will be excluded from the “interested stockholder” definition in our amended and restated certificate of incorporation and will therefore not be subject to the restrictions therein that have the same effect as Section 203.

Requirements for amendments to our amended and restated certificate of incorporation and amended and restated bylaws

Prior to the Trigger Date, our amended and restated certificate of incorporation provides that our amended and restated bylaws may be adopted, amended, altered or repealed by the vote of a majority of the voting power of our then outstanding voting stock, voting together as a single class. After the Trigger Date, our amended and restated bylaws may be adopted, amended, altered or repealed by either (i) a vote of a majority of the total number of directors that the Company would have if there were no vacancies or (ii) in addition to any other vote otherwise required by law, the affirmative vote of the holders of at least 66  2⁄3% of the voting power of our then outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class.

Following the Trigger Date, our amended and restated certificate of incorporation provides that the provisions of our amended and restated certificate of incorporation relating to the size and composition of our Board, limitation on liabilities of directors, stockholder action by written consent, the ability of stockholders to call special meetings, business combinations with interested persons, amendment of our amended and restated bylaws or amended and restated certificate of incorporation and the Court of Chancery as the exclusive forum for certain disputes, may only be amended, altered, changed or repealed by the affirmative vote of the holders of at least 66  2⁄3% of the voting power of all of our outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. Prior to the Trigger Date, our amended and restated certificate of incorporation provides that such provisions may be amended, altered, changed or repealed by the affirmative vote of the holders of a majority of the voting power of our then outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class. Our amended and restated certificate of incorporation also provides that the provision of our amended and restated certificate of incorporation that deals with corporate opportunity may only be amended, altered or repealed by a vote of 80% of the voting power of our then outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class.

Exclusive jurisdiction of certain actions

Our amended and restated certificate of incorporation provides that the exclusive forum for derivative actions brought on behalf of the Company, actions against directors, officers and employees for breach of fiduciary duty and other similar actions will be a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware). Although we believe this provision benefits the Company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar exclusive jurisdiction provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the exclusive jurisdiction provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in such action.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time. The sale of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common stock.

Sale of restricted shares

As of February 28, 2014, we had 26,112,007 shares of common stock outstanding. Following this offering, 14,550,000 shares of common stock, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable without restriction under the Securities Act, except for any such shares held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining 11,562,007 shares of common stock, or 10,587,007 shares if the underwriters exercise their option to purchase additional shares in full, will be “restricted securities,” as that phrase is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rules 144 and 701 under the Securities Act, which rules are summarized below. These remaining shares of common stock held by our existing stockholders upon completion of this offering will be available for sale in the public market after the expiration of the lock-up agreements described in “Underwriting,” taking into account the provisions of Rules 144 and 701 under the Securities Act.

Rule 144

In general, under Rule 144 of the Securities Act as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to sell freely such shares of our common stock subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144.

Registration rights

Gores Holdings and certain other holders of our equity securities prior to our IPO are entitled to various rights with respect to the registration of shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable under the Securities Act immediately upon the effectiveness of the registration, except for shares held by affiliates. See “Certain Relationships and Related Party Transactions—Plan of conversion—Certificate of incorporation.” Shares covered by a registration statement will be eligible for sales in the public market upon the expiration or release from the terms of the lock-up agreement referred to below.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our Company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our Company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144.

Stock plans

We have registered on a registration statement on Form S-8 under the Securities Act covering all of the shares of our common stock reserved for issuance under the 2013 Incentive Plan. Shares registered under the registration statement on Form S-8 are available for sale in the open market, subject to the Rule 144 limitations applicable to affiliates.

Lock-up agreements

In connection with this offering, we, our directors and executive officers and the selling stockholders will enter into 90-day lock-up agreements with the underwriters of this offering under which neither we nor they may, for a period of 90 days after the date of this prospectus, directly or indirectly sell, dispose of or hedge any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock without the prior written consent of Goldman, Sachs & Co., Barclays Capital Inc. and Citigroup Global Markets Inc. on behalf of the underwriters, subject to certain exceptions. The 90-day restricted period described in the preceding paragraph will be automatically extended if (i) during the last 17 days of the 90-day restricted period the Company issues an earnings release or announces material news or a material event; or (ii) prior to the expiration of the 90-day restricted period, the Company announces that it will release earnings results during the 15-day period following the last day of the 90-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event. See “Underwriting.”

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS

The following is a discussion of certain U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock to a non-U.S. holder that purchases shares of our common stock in this offering. This discussion applies only to a non-U.S. holder that holds our common stock as a capital asset, within the meaning of Section 1221 of the Code. For purposes of this discussion, a “non-U.S. holder” means any beneficial owner of our common stock that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust other than:

•	an individual citizen or resident of the United States, as defined for U.S. federal income tax purposes;

•	a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust if it (i) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in place to be treated as a U.S. person for U.S. federal income tax purposes.

In the case of a beneficial owner that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. If you are a partner in a partnership considering an investment in our common stock, then you should consult your tax advisor.

This discussion is based upon the provisions of the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law, possibly with retroactive application, will not alter significantly the tax considerations that we describe herein. We have not sought and do not plan to seek any ruling from the U.S. Internal Revenue Service, which we refer to as the IRS, with respect to statements made and the conclusions reached in the following discussion, and there can be no assurance that the IRS or a court will agree with our statements and conclusions.

This discussion does not address all aspects of U.S. federal income taxes that may be relevant to non-U.S. holders in light of their personal circumstances, and does not deal with federal taxes other than the U.S. federal income tax (such as U.S. federal estate and gift tax laws or the Medicare tax on certain investment income) or with non-U.S., state or local tax considerations. Special rules, not discussed here, may apply to certain non-U.S. holders, including:

•	former citizens or residents of the United States;

•	brokers, dealers or traders in securities;

•	persons who hold our common stock as a position in a “straddle,” “conversion transaction” or other risk reduction transaction;

•	controlled foreign corporations, passive foreign investment companies; and

•	tax exempt organizations.

Such non-U.S. holders should consult their tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

If you are considering the purchase of our common stock, you should consult your tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Dividends

As discussed under the section entitled “Dividend Policy” above, we do not currently anticipate paying dividends. In the event that we do make a distribution of cash or property (other than certain stock distributions) with respect to our common stock (or that we engage in certain redemptions that are treated as distributions with respect to common stock), any such distribution or redemption will be treated as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends paid to you generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by you within the United States are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net-income basis at applicable graduated individual or corporate rates, unless an applicable income tax treaty provides otherwise. Certain certification and disclosure requirements, including delivery of a properly executed IRS Form W-8ECI, must be satisfied for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If the amount of a distribution paid on our common stock exceeds our current and accumulated earnings and profits, such excess will be allocated ratably among your shares of common stock with respect to which the distribution is paid and treated first as a tax-free return of capital to the extent of your adjusted tax basis in each such share, and thereafter as capital gain from a sale or other taxable disposition of such share of common stock that is taxed to you as described below under the heading “Gain on disposition of common stock.” Your adjusted tax basis in a share is generally the purchase price of such share, reduced by the amounts of any such tax-free returns of capital.

If you wish to claim the benefit of an applicable treaty rate to avoid or reduce withholding of U.S. federal income tax for dividends, then you must (a) provide the withholding agent with a properly completed IRS Form W-8BEN (or other applicable form) and certify under penalties of perjury that you are not a U.S. person and are eligible for treaty benefits, or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that act as intermediaries (including partnerships).

If you are eligible for a reduced rate of U.S. federal income tax pursuant to an income tax treaty, then you may obtain a refund or credit of any excess amounts withheld by filing timely an appropriate claim with the IRS.

Gain on disposition of common stock

You generally will not be subject to U.S. federal income tax with respect to gain realized on the sale or other taxable disposition of our common stock, unless:

•	the gain is effectively connected with a trade or business you conduct in the United States, and, where a tax treaty applies, is attributable to a U.S. permanent establishment or fixed base;

•	if you are an individual, you are present in the United States for 183 days or more in the taxable year of the sale or other taxable disposition and certain other conditions are met; or

•	we are or have been during a specified testing period a “U.S. real property holding corporation” for U.S. federal income tax purposes, and certain other conditions are met.

We believe that we are not, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes. Even if we are or become a U.S. real property holding corporation, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain in respect of our common stock as long as our common stock is traded on an established securities market and such non-U.S. holder actually or constructively owned no more than 5% of our common stock during the specified testing period. If we are or become a U.S. real property holding corporation and you actually or constructively owned more than 5% of our common stock at any time during the specified testing period, you will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. If you are a person described in the first bullet point above, you will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. In addition, a non-U.S. holder that is a corporation may be subject to the branch profits tax at a 30% rate on its effectively connected earnings and profits or such lower rate as may be specified by an applicable income tax treaty. If you are an individual described in the second bullet point above, you will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S.-source capital losses.

Information reporting and backup withholding

The applicable withholding agent must file information returns with the IRS in connection with dividends paid to you on shares of our common stock. The IRS may make this information available to the tax authorities in the country in which you are resident. In addition, you may be subject to backup withholding (currently at a rate of 28%) with respect to dividends paid on shares of common stock, unless, generally, you certify under penalties or perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption.

Additional rules relating to information reporting requirements and backup withholding with respect to payments of the proceeds from the disposition of shares of our common stock are as follows:

•	If the proceeds are paid to or through the U.S. office of a broker, the proceeds generally will be subject to backup withholding and information reporting, unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption.

•	If the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections (a “U.S.-related person”), information reporting and backup withholding generally will not apply.

•	If the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or a U.S.-related person, the proceeds generally will be subject to information reporting and may be subject to backup withholding, unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished by you to the IRS.

Legislation affecting taxation of common stock held by or through foreign entities

In addition to the withholding discussed above, provisions commonly referred to as “FATCA” will impose withholding of 30% on dividend income from our common stock (beginning in July 2014) and the gross proceeds of a disposition of our common stock (beginning in 2017) paid to “foreign financial institutions” and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied or an exemption applies. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). Investors are encouraged to consult their tax advisors regarding the implications of this legislation on their investment in our common stock.

POTENTIAL PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK.

UNDERWRITING

The Company, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Barclays Capital Inc. and Citigroup Global Markets Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co
Barclays Capital Inc.
Citigroup Global Markets Inc.
Robert W. Baird & Co. Incorporated
Stephens Inc.
Wells Fargo Securities, LLC

Total	6,600,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 990,000 shares from certain of the selling stockholders to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 990,000 additional shares.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The Company and its officers, directors and the selling stockholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the representatives. However, the foregoing will not apply to, among other things, (i) the sale or issuance of securities of the Company pursuant to employee benefit plans and stock option, restricted stock and other equity plans described in this prospectus, (ii) the filing of any registration statement on Form S-8 and (iii) offers, sales and issuances of up to 10% of the Company’s stock outstanding at the time of the issuance as consideration or partial consideration for acquisitions of businesses, properties or assets or in connection with the formation of joint ventures. In addition, our directors and executive officers and the selling stockholders may make transfers of our common stock during the 90-day restricted period, among other things, (i) as a bona fide gift or gifts, (ii) by will or other testamentary document or intestate succession, (iii) to any trust, partnership, limited liability Company or other entity for the direct or indirect benefit of such director, officer or selling stockholder or the immediate family of such person, (iv) to any immediate family member or other dependent, (v) for bona fide tax planning purposes, (vi) to such director’s, officer’s or selling stockholder’s direct or indirect affiliates, provided that such transferee agrees to be bound in writing by such restrictions, (vii) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (vi) above, (viii) pursuant to an order of a court or regulatory agency, (ix) in connection with transactions by any person other than the Company relating to shares acquired in open market transactions after the completion of this offering, or (x) from an executive officer to the Company or its parent entities (A) upon death, disability or termination of employment, in each case, of such executive officer or (B) to satisfy tax withholding and other obligations in connection with the exercise of stock options awarded under to executive; provided that in the case of each transfer or distribution pursuant to clauses (i) through (vii) above, (a) each donee, trustee, distributee or transferee, as the case may be, agrees to be bound in writing by such restrictions and (b) any such transfer or distribution shall not involve a disposition for value, and, in the case of each transfer or distribution pursuant to clauses (i), (ii), (iii), (iv), (v), (vi), (vii), (ix) and (x) above, no public reports or filings reporting a reduction in beneficial ownership of stock shall be required or shall be voluntarily made during the 90-day period (other than a filing on Form 5 made after the expiration of the 90-day period). See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 90-day restricted period described in the preceding paragraph will be automatically extended if (i) during the last 17 days of the 90-day restricted period the Company issues an earnings release or announces material news or a material event; or (ii) prior to the expiration of the 90-day restricted period, the Company announces that it will release earnings results during the 15-day period following the last day of the 90-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

The Company’s common stock is listed on the NASDAQ Global Select Market under the symbol “STCK.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on NASDAQ or another relevant exchange, in the over-the-counter market or otherwise.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

The Company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $620,000.

The Company has agreed to reimburse the underwriters for all expenses relating to the clearance of this offering with FINRA up to $35,000.

The Company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Other relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the Company and to persons and entities with relationships with the Company, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the Company (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the Company. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Selling restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any shares which are the subject of the offering contemplated by this Prospectus (the “shares”) may not be made in that

Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall result in a requirement for the publication by the Company or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA would not, if the Issuer was not an authorised person, apply to the Issuer; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (referred to as “SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (referred to as “FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (referred to as “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (referred to as “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP (a partnership that includes professional corporations), Chicago, Illinois. The underwriters are being represented by Davis Polk & Wardwell LLP, New York, New York. Kirkland & Ellis LLP has from time to time represented and may continue to represent, Gores and some of its affiliates in connection with various legal matters.

EXPERTS

The consolidated financial statements as of December 31, 2013 and 2012, and for each of the three years in the period ended December 31, 2013 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith, we file reports, proxy and information statements and other information with the SEC. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8- K, proxy and information statements and other information and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are, or will be, available through the investor relations section of our website under the links to “SEC Filings.” Our Internet address is www.stocksupply.com. Reports are available on our website free of charge as soon as reasonably practicable after we electronically file them with, or furnish them to, the SEC. In addition to our website, you may read and copy public reports we file with or furnish to the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains our reports, proxy and information statements, and other information that we electronically file with, or furnish to, the SEC at www.sec.gov. Our reports and other information that we have filed, or may in the future file, with the SEC are not incorporated by reference into and do not constitute part of this prospectus.

We have filed with the SEC a registration statement under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement. This prospectus summarizes provisions that we consider material of certain contracts and other documents to which we refer you. Because the summaries may not contain all of the information that you may find important, you should review the full text of those documents.

We have not authorized anyone to give you any information or to make any representations about us or the transactions we discuss in this prospectus other than those contained in this prospectus. If you are given any information or representations about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Stock Building Supply Holdings, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of Stock Building Supply Holdings, Inc. and its subsidiaries at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Raleigh, North Carolina

March 3, 2014

STOCK BUILDING SUPPLY HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2013	December 31, 2012
	(in thousands of dollars, except share and per share amounts)
Assets
Current assets
Cash and cash equivalents	$1,138	$2,691
Restricted assets	460	3,821
Accounts receivable, net	111,285	90,297
Inventories, net	91,303	73,918
Costs in excess of billings on uncompleted contracts	7,921	5,176
Assets held for sale	2,363	6,198
Prepaid expenses and other current assets	9,332	8,682
Deferred income taxes	3,332	3,562

Total current assets	227,134	194,345
Property and equipment, net of accumulated depreciation	56,039	55,076
Intangible assets, net of accumulated amortization	24,789	25,865
Goodwill	7,186	6,511
Restricted assets	1,359	2,202
Other assets	2,033	2,013

Total assets	$318,540	$286,012

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$64,984	$74,231
Accrued expenses and other liabilities	30,528	25,277
Revolving line of credit	—	72,218
Income taxes payable	2,989	2,939
Current portion of restructuring reserve	1,594	1,513
Current portion of capital lease obligation	1,240	1,329
Billings in excess of costs on uncompleted contracts	1,599	1,239

Total current liabilities	102,934	178,746
Revolving line of credit	59,072	—
Long-term portion of capital lease obligation	6,011	5,635
Deferred income taxes	15,496	16,983
Other long-term liabilities	7,346	9,007

Total liabilities	190,859	210,371

Commitments and contingencies (Note 16)
Redeemable Class A Junior Preferred stock, $0.01 par value, no shares authorized, issued and outstanding at December 31, 2013, 10,000 shares authorized and issued, 5,100 shares outstanding at December 31, 2012	—	—
Redeemable Class B Senior Preferred stock, $0.01 par value, no shares authorized, issued and outstanding at December 31, 2013, 500,000 shares authorized, 75,000 shares issued, 36,388 shares outstanding at December 31, 2012	—	36,477
Class C Convertible Preferred stock, $0.01 par value, no shares authorized, issued and outstanding at December 31, 2013, 5,000 shares authorized, issued and outstanding at December 31, 2012	—	5,000
Stockholders’ equity
Class A Common stock, $0.01 par value, no shares authorized, issued and outstanding at December 31, 2013, 22,725,500 shares authorized and issued, 11,590,005 shares outstanding at December 31, 2012	—	116
Class B Common stock, $0.01 par value, no shares authorized, issued and outstanding at December 31, 2013, 3,246,500 shares authorized, 2,870,712 shares issued and outstanding at December 31, 2012	—	29
Preferred stock, $0.01 par value, 50,000,000 shares authorized, no shares issued and outstanding at December 31, 2013, no shares authorized, issued and outstanding at December 31, 2012	—	—
Common stock, $0.01 par value, 300,000,000 shares authorized, 26,112,007 shares issued and outstanding at December 31, 2013, no shares authorized, issued and outstanding at December 31, 2012	261	—
Additional paid-in capital	144,570	46,534
Retained deficit	(17,150)	(12,515)

Total stockholders’ equity	127,681	34,164

Total liabilities and stockholders’ equity	$318,540	$286,012

The accompanying notes are an integral part of these consolidated financial statements.

STOCK BUILDING SUPPLY HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
	2013	2012	2011
	(in thousands of dollars, except share and per share amounts)
Net sales	$1,197,037	$942,398	$759,982
Cost of goods sold	922,634	727,670	591,017

Gross profit	274,403	214,728	168,965

Selling, general and administrative expenses	254,935	221,192	213,036
Depreciation expense	5,890	7,759	11,844
Amortization expense	2,236	1,470	1,457
Impairment of assets held for sale	432	361	580
IPO transaction-related costs	10,008	—	—
Restructuring expense	141	2,853	1,349

	273,642	233,635	228,266

Income (loss) from operations	761	(18,907)	(59,301)
Other income (expenses)
Interest expense	(3,793)	(4,037)	(2,842)
Other income (expense), net	870	278	(2,120)

Loss from continuing operations before income taxes	(2,162)	(22,666)	(64,263)
Income tax (expense) benefit	(2,874)	8,084	22,332

Loss from continuing operations	(5,036)	(14,582)	(41,931)
Income (loss) from discontinued operations, net of tax expense of $243, $52, and $658, respectively	401	49	(202)

Net loss	(4,635)	(14,533)	(42,133)
Class B Senior Preferred stock deemed dividend	(1,836)	(4,480)	(4,188)
Accretion of beneficial conversion feature on Class C Convertible Preferred stock	—	(5,000)	—

Loss attributable to common stockholders	$(6,471)	$(24,013)	$(46,321)

Weighted average common shares outstanding, basic and diluted	18,205,892	13,153,446	22,262,337
Basic and diluted income (loss) per share
Loss from continuing operations	$(0.38)	$(1.83)	$(2.07)
Income (loss) from discontinued operations	0.02	—	(0.01)

Net loss per share	$(0.36)	$(1.83)	$(2.08)

The accompanying notes are an integral part of these consolidated financial statements.

STOCK BUILDING SUPPLY HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Class A Common stock		Class B Common stock		Common stock		Additional paid-in capital	Retained earnings (deficit)	Total
	Shares	Amount	Shares	Amount	Shares	Amount
	(in thousands of dollars, except share amounts)
Stockholders’ equity as of December 31, 2010	22,725,500	$227	1,973,509	$20	—	$—	$73,643	$48,339	$122,229
Dividends accrued on Class B Senior Preferred stock	—	—	—	—	—	—	—	(4,188)	(4,188)
Purchase of shares from existing stockholders	(11,135,495)	(111)	—	—	—	—	(24,889)	—	(25,000)
Stockholder loans related to tax withholding on stock issuance	—	—	—	—	—	—	134	—	134
Issuance of nonvested stock awards, net of forfeitures	—	—	(272,706)	(3)	—	—	3	—	—
Stock compensation expense	—	—	—	—	—	—	384	—	384
Net loss	—	—	—	—	—	—	—	(42,133)	(42,133)

Stockholders’ equity as of December 31, 2011	11,590,005	116	1,700,803	17	—	—	49,275	2,018	51,426
Recognition of beneficial conversion feature on Class C Convertible Preferred stock	—	—	—	—	—	—	5,000	—	5,000
Deemed dividend on Class C Convertible Preferred stock	—	—	—	—	—	—	(5,000)	—	(5,000)
Dividends accrued on Class B Senior Preferred stock	—	—	—	—	—	—	(4,480)	—	(4,480)
Issuance of common stock to related party (Note 14)	—	—	110,381	1	—	—	106	—	107
Issuance of shares to existing stockholders	—	—	337,636	3	—	—	325	—	328
Stockholder loans related to tax withholding on stock issuance	—	—	—	—	—	—	11	—	11
Issuance of nonvested stock awards, net of forfeitures	—	—	175,648	2	—	—	(2)	—	—
Exercise of stock options (Note 18)	—	—	546,244	6	—	—	(6)	—	—
Stock compensation expense	—	—	—	—	—	—	1,305	—	1,305
Net loss	—	—	—	—	—	—	—	(14,533)	(14,533)

Stockholders’ equity as of December 31, 2012	11,590,005	116	2,870,712	29	—	—	46,534	(12,515)	34,164
Dividends accrued on Class B Senior Preferred stock	—	—	—	—	—	—	(1,836)	—	(1,836)
Issuance of common stock, net of offering costs	—	—	—	—	4,411,765	44	55,181	—	55,225
Conversion of Class A Common stock to common stock	(11,590,005)	(116)	—	—	11,590,005	116	—	—	—
Conversion of Class B Common stock to common stock	—	—	(2,870,712)	(29)	2,870,712	29	—	—	—
Reclassification and conversion of preferred stock to common stock in connection with the IPO (Note 2)	—	—	—	—	7,191,891	72	43,241	—	43,313
Issuance of nonvested stock awards, net of forfeitures	—	—	—	—	47,634	—	—	—	—
Repayment of stockholder loans	—	—	—	—	—	—	401	—	401
Stock compensation expense	—	—	—	—	—	—	1,049	—	1,049
Net loss	—	—	—	—	—	—	—	(4,635)	(4,635)

Stockholders’ equity as of December 31, 2013	—	$—	—	$—	26,112,007	$261	$144,570	$(17,150)	$127,681

The accompanying notes are an integral part of these consolidated financial statements.

STOCK BUILDING SUPPLY HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2013	2012	2011
	(in thousands of dollars)
Cash flows from operating activities
Net loss	$(4,635)	$(14,533)	$(42,133)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation expense	9,827	10,299	15,257
Amortization of intangible assets	2,236	1,470	1,457
Amortization of debt issuance costs	596	902	1,553
Deferred income taxes	(1,257)	(3,633)	(5,926)
Non-cash stock compensation expense	1,049	1,305	384
Impairment of assets held for sale	432	481	610
(Loss) gain on sale of property, equipment and real estate	(60)	169	(2,609)
Gain on reduction of earnout liability (Note 4)	(195)	—	—
Bad debt expense	1,051	2,333	1,753
Change in assets and liabilities
Accounts receivable	(21,008)	(27,026)	(677)
Inventories, net	(16,858)	(22,712)	14,593
Costs in excess of billings on uncompleted contracts	(2,745)	(1,288)	(1,165)
Prepaid expenses and other current assets	(650)	(784)	1,022
Current income taxes receivable/payable	50	12,110	8,920
Other assets	(13)	2,314	(5,771)
Accounts payable	(10,795)	24,821	(1,162)
Accrued expenses and other liabilities	3,736	1,798	(699)
Restructuring reserve	(1,522)	1,125	(462)
Billings in excess of costs on uncompleted contracts	360	131	47
Other long-term liabilities	137	(1,525)	8,007

Net cash used in operating activities	(40,264)	(12,243)	(7,001)

Cash flows from investing activities
Change in restricted assets	4,204	3,069	2,555
Purchases of businesses	(2,373)	(5,732)	—
Loan to seller of Total Building Services Group, LLC (Note 4)	—	(850)	—
Proceeds from sale of property, equipment and real estate	3,754	1,393	6,106
Purchases of property and equipment	(7,448)	(2,741)	(1,339)

Net cash (used in) provided by investing activities	(1,863)	(4,861)	7,322

Cash flows from financing activities
Proceeds from revolving line of credit	1,301,290	1,042,850	787,394
Repayments of proceeds from revolving line of credit	(1,314,436)	(1,004,482)	(766,544)
Redemption of Class B Senior Preferred stock	—	(12,372)	—
Redemption of Class A Junior Preferred stock and Class A Common stock	—	—	(25,000)
Cash received from stockholder	—	—	5,000
Proceeds from issuance of common stock, net of offering costs	55,225	—	—
Loans from related parties	401	11	134

	Year ended December 31,
	2013	2012	2011
	(in thousands of dollars)
Sale of Class B Senior Preferred stock	—	328	—
Dividends paid on Class B Senior Preferred stock	—	(10,628)	—
Payments of debt issuance costs	(298)	(555)	—
Payments on capital leases	(1,610)	(1,311)	(1,511)
Secured borrowings	2	997	665

Net cash provided by financing activities	40,574	14,838	138

Net (decrease) increase in cash and cash equivalents	(1,553)	(2,266)	459
Cash and cash equivalents
Beginning of period	2,691	4,957	4,498

End of period	$1,138	$2,691	$4,957

Supplemental disclosure of cash flow information
Interest paid	$3,424	$3,046	$1,165
Income taxes paid	4,535	244	2,049
Income tax refunds received	206	16,399	24,782
Non-cash investing and financing transactions
Accrued purchases of property and equipment	1,651	—	—
Sale of assets in exchange for note receivable	305	—	—
Capital lease obligations	1,951	6,135	1,401
Disposals of capital lease assets	54	—	198
Reclassification and conversion of preferred stock to common stock in connection with the IPO (Note 2)	43,313	—	—
Dividends accrued on Class B Senior Preferred stock (Note 17)	1,836	4,480	4,188
Issuance of Class C Convertible Preferred stock (Note 17)	—	5,000	—
Dividends on Class C Convertible Preferred stock (Note 17)	—	5,000	—
Beneficial conversion feature on Class C Convertible Preferred stock (Note 17)	—	5,000	—
Issuance of Class B Common stock (Note 14)	—	107	—
Fair value of earnout agreement (Note 4)	—	1,075	—

The accompanying notes are an integral part of these consolidated financial statements.

STOCK BUILDING SUPPLY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts are presented in thousands except share and per share amounts.)

1.    Organization

Stock Building Supply Holdings, Inc., formerly known as Saturn Acquisition Holdings, LLC (“Saturn”), and its subsidiaries (the “Company,” “we,” “us” and “our” ) distributes lumber and building materials to new construction and repair and remodel contractors. Additionally, we provide solution-based services to our customers, including component design, production specification and installation management services.

On May 2, 2013, Saturn filed a Certificate of Conversion with the Secretary of State of the State of Delaware to effect a conversion from a Delaware limited liability company to a Delaware corporation and change the name of Saturn to Stock Building Supply Holdings, Inc. In connection with the conversion to a corporation, each one share of Class A Common stock, Class B Common stock, Class A Junior Preferred stock and Class C Convertible Preferred stock converted into one share of the same class of the converted entity. Each share of Class B Senior Preferred stock converted into 1.02966259 shares of the same class of the converted entity (with the additional shares representing the accumulated dividends thereon to the date of the conversion).

On July 29, 2013, the Company filed an amendment to its Certificate of Incorporation effecting a 25.972-for-1 stock split of the Company’s common stock. The consolidated financial statements give retroactive effect to the stock split.

2.    Initial Public Offering

On August 14, 2013, the Company completed its Initial Public Offering (“IPO”) of 7,000,000 shares of common stock at a price of $14.00 per share. A total of 4,411,765 shares were offered by the Company and a total of 2,588,235 shares were sold by Gores Building Holdings, LLC and other selling stockholders of the Company. In connection with the IPO, the underwriters exercised in full their option to purchase an additional 1,050,000 shares of common stock from certain selling stockholders. As a result, the total IPO size was 8,050,000 shares. The Company received net proceeds of $55,225 after deducting underwriting discounts of $4,324 and other expenses directly associated with the IPO of $2,216, including legal, accounting, printing and roadshow expenses. The underwriting discounts and other expenses directly associated with the IPO have been recorded in additional paid-in-capital as a reduction of the IPO proceeds on the condensed consolidated balance sheets as of December 31, 2013. The Company used $46,225 of the net proceeds to pay down outstanding balances under its revolving line of credit and $9,000 was paid to The Gores Group, LLC (“Gores”) to terminate our management services agreement with Gores.

Upon the closing of the IPO, all outstanding shares of the Company’s Class A Common stock and Class B Common stock were reclassified and converted into an equal number of shares of a single class of common stock, all outstanding options to purchase Class B Common stock held by certain members of management were reclassified and converted into options to purchase an equal number of shares of common stock and all outstanding Class A Junior Preferred stock, Class B Senior Preferred stock and Class C Convertible Preferred stock were reclassified and converted into an aggregate of 7,191,891 shares of the Company’s common stock.

As a result of the IPO, the Company expensed certain costs associated with the offering that were not directly attributable to the securities offered. The following table summarizes these costs for the year ended December 31, 2013:

Year ended December 31, 2013
Management services agreement termination fee paid to Gores	$9,000
Other IPO transaction-related costs	1,008

$10,008

3.    Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared by management in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principles of Consolidation

The consolidated financial statements include all accounts of Stock Building Supply, Inc., and its wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company evaluates these estimates and judgments on an ongoing basis and bases its estimates on historical experience, current conditions and various other assumptions that are believed to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities as well as identifying and assessing the accounting treatment with respect to commitments and contingencies. The significant estimates which could change by a material amount in the near term include accounts receivable reserves, inventory reserves, supplier rebates and goodwill impairment. Actual results may differ materially from these estimates under different assumptions or conditions.

Business and Credit Concentrations

The Company maintains cash at financial institutions in excess of federally insured limits. Accounts receivable potentially expose the Company to concentrations of credit risk. Mitigating this credit risk is collateral underlying certain accounts receivable (perfected liens or lien rights) as well as the Company’s analysis of a customer’s credit history prior to extending credit. Concentrations of credit risk with respect to accounts receivable are limited due to the Company’s large number of customers and their dispersion across various regions of the United States. At December 31, 2013 and 2012, no customer represented more than 10% of accounts receivable. For the years ended December 31, 2013, 2012 and 2011, no customer represented more than 10% of revenue.

The Company’s future results could be adversely affected by a number of factors including: competitive pressure on sales and pricing, weather conditions, consumer spending and debt levels, interest rates, existing residential home sales and new home construction, lumber prices and product mix.

Cash and Cash Equivalents

Cash equivalents are highly liquid investments that are readily convertible to known amounts of cash and have a maturity of three months or less from the time of purchase.

Restricted Assets

Restricted assets consisted of the following at December 31, 2013 and 2012:

	2013	2012
Deposits for payment of casualty & health insurance claims	$1,306	$5,690
Other deposits	513	333

	$1,819	$6,023

Restricted assets are classified as current or non-current assets based on their designated purpose.

Fair Value of Financial Instruments

ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1	Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2	Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3	Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

If a financial instrument uses inputs that fall in different levels of the hierarchy, the instrument will be categorized based upon the lowest level of input that is significant to the fair value calculation.

Accounts Receivable

Accounts receivable result from the extending of credit to trade customers for the purchase of goods and services. The terms generally provide for payment within 30 days of being invoiced. On occasion, when necessary to compete in certain circumstances, the Company will sell product under extended payment terms. Accounts receivable are stated at estimated net realizable value. The allowance for doubtful accounts is based on an assessment of individual past due accounts, historical write-off experience, accounts receivable aging, customer disputes and the business environment. Account balances are charged off when the potential for recovery is considered remote. The Company grants trade discounts on a percentage basis. The Company records an allowance against accounts receivable for the amount of discounts it estimates will be taken by customers. The discounts are recorded as a reduction to revenue when products are sold.

Consideration Received from Suppliers

The Company enters into agreements with many of its suppliers providing for inventory purchase rebates (“supplier rebates”) upon achievement of specified volume purchasing levels. Supplier rebates are accrued as part of cost of goods sold based on progress towards earning the supplier rebates, taking into consideration cumulative purchases of inventory to date and projected purchases through the end of the year. The Company estimates the rebates applicable to inventory on-hand at each period end based on the inventory turns of the related items. Total rebates receivable at December 31, 2013 and 2012 are $4,885 and $2,599, respectively, included in prepaid expenses and other current assets.

Revenue Recognition

The Company recognizes revenue when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is reasonably assured, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. All sales recognized are net of allowances for discounts and estimated returns, based on historical experience, and sales tax.

Revenues from construction contracts generally are recognized on the completed contract basis, as these contracts generally are completed within 30 days. Revenues from certain construction contracts, which are generally greater than 30 days, are recognized on the percentage-of-completion method, measured by the percentage of costs incurred to date to estimated costs for each contract. Costs of goods sold related to construction contracts include all direct material, subcontractor and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools and repairs. General and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

Shipping and Handling Costs

The Company includes shipping and handling costs in selling, general and administrative expenses on the consolidated statements of operations. Shipping and handling costs were $62,517, $50,943 and $48,139 for the years ended December 31, 2013, 2012 and 2011, respectively.

Property and Equipment

Property and equipment are stated at cost. Expenditures for renewals and betterments, which extend the useful lives of assets, are capitalized while maintenance and repairs are charged to expense as incurred. Property and equipment obtained through acquisition are stated at estimated fair market value as of the acquisition date, and are depreciated over their estimated remaining useful lives, which may differ from our stated policies for certain assets. Gains and losses related to the sale of property and equipment are recorded as selling, general and administrative expenses.

Property and equipment are depreciated using the straight-line method and are generally depreciated over the following estimated service lives:

Buildings and improvements	40 years
Leasehold improvements	Lesser of life of the asset or remaining
lease term, and not to exceed 10 years
Furniture, fixtures and equipment	2–10 years
Vehicles	4–7 years

Property and equipment acquired in connection with business combinations may be assigned remaining estimated service lives outside of these ranges.

Assets are classified as held for sale if the Company commits to a plan to sell the asset within one year and actively markets the asset in its current condition for a price that is reasonable in comparison to its estimated fair value. Assets held for sale are stated at the lower of depreciated cost or estimated fair value less expected disposition costs. The majority of assets classified as held for sale as of December 31, 2013 are under contract to be sold during 2014.

Goodwill and Other Intangible Assets

At least annually, or more frequently as changes in circumstances indicate, the Company tests goodwill for impairment. To the extent that the carrying value of the net assets of any of the reporting units having goodwill is greater than their estimated fair value, the Company may be required to record impairment charges. The Company’s reporting units are its East, South and West geographic divisions and Coleman Flooring. The Company is required to make certain assumptions and estimates regarding the fair value of the reporting units containing goodwill when assessing for impairment. Changes in the fact patterns underlying such assumptions and estimates could ultimately result in the recognition of additional impairment losses.

During the third quarter of 2013, 2012 and 2011, the Company performed its annual impairment assessment of goodwill which did not indicate that an impairment existed. During each assessment, the Company determined that the fair value of its reporting units containing goodwill substantially exceeded their carrying value. The Company estimated the fair value of the reporting units using the income approach. The income approach uses a reporting unit’s projection of estimated future cash flows that is discounted at a market derived weighted average cost of capital. The projection uses management’s best estimates of economic and market conditions over the projected period including growth rates in sales, costs, estimates of future expected changes in operating margins and cash expenditures. As part of the 2013 assessment, the aggregate fair values of the reporting units were compared and reconciled to the Company’s market capitalization. There was no active trading market for our equity or debt in 2012 and 2011.

Acquired intangible assets other than goodwill are amortized over their weighted average amortization period unless they are determined to be indefinite. Acquired intangible assets are carried at cost, less accumulated amortization. For intangible assets purchased in a business combination, the estimated fair values of the assets received are used to establish the carrying value. The fair value of acquired intangible assets is determined using common valuation techniques, and the Company employs assumptions developed using the perspective of a market participant.

Impairment of Long-Lived Assets

Long-lived assets, such as property, equipment and purchased intangible assets subject to amortization are reviewed for impairment whenever facts and circumstances indicate that the carrying amount of an asset may not be recoverable. For impairment testing of long-lived assets, the Company identifies asset groups at the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the assets. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset.

Income Taxes

The Company computes income taxes using the asset and liability method in accordance with ASC 740, Income Taxes(“ASC 740”). Deferred taxes represent the difference between the tax basis of assets or liabilities, calculated under tax laws, and the reported amounts in the Company’s consolidated financial statements. The Company will establish a valuation allowance for deferred tax assets if it is more likely than not that these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain. Periodically, the valuation allowance is reviewed and adjusted based on management’s assessments of realizable deferred tax assets.

ASC 740 also prescribes a recognition threshold and certain measurement principles for the financial statements related to tax positions taken or expected to be taken on a tax return. Under ASC 740, the impact of an uncertain tax position on an income tax return must be recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, ASC 740 provides guidance on derecognition, classification, interest and penalties associated with income taxes, accounting in interim periods, disclosures and transition requirements.

The Company’s policy is to recognize interest and penalties related to income tax liabilities and unrecognized tax benefits in income tax expense.

Casualty and Health Insurance

The Company is self insured for general liability, auto liability and workers’ compensation exposures, as well as health care claims, with specific excess insurance purchased from independent carriers to cover individual claims in excess of the self-insured limits. The expected liability for unpaid claims, including incurred but not reported losses, is reflected on the consolidated balance sheets as a liability with current and long-term components. The amount recoverable from insurance providers is reflected on the consolidated balance sheets in prepaid expenses and other current assets. Provisions for losses are developed from valuations that rely upon the Company’s past claims experience, which considers both the frequency and settlement of claims. The casualty and health insurance liabilities are recorded at their undiscounted value.

Retirement Savings Program

The Company sponsors a defined contribution retirement savings plan. Employees who have attained the age of 18 and have completed 90 days of service prior to the plan entry date are eligible to participate in the plan. The Company has recorded expense of $1,200, $904 and $0 related to its retirement savings programs for the years ended December 31, 2013, 2012 and 2011, respectively, which is included in selling, general and administrative expenses on the consolidated statements of operations.

Lease Obligations

The Company recognizes lease obligations with fixed escalations of rental payments on a straight-line basis over the lease term, with the amount of rental expense in excess of lease payments recorded as a deferred rent liability. As of December 31, 2013 and 2012, the Company had a deferred rent liability of $1,614 and $1,927, respectively, included in accrued expenses and other liabilities and other long-term liabilities on the consolidated balance sheets.

Advertising and Promotion

Costs associated with advertising and promoting products and services are expensed in the period incurred and totaled $1,631, $1,323 and $399 for the years ended December 31, 2013, 2012 and 2011, respectively. These costs are included in selling, general and administrative expenses on the consolidated statements of operations.

Stock-Based Compensation

In accordance with the requirements of ASC 718, Compensation—Stock Compensation (“ASC 718”), the Company measures and recognizes compensation expense for all share-based payment awards made to employees using a fair value based pricing model. The compensation expense is recognized over the requisite service period.

Restructuring and Related Expenses

The Company accounts for costs associated with exit or disposal in accordance with ASC 420, Exit or Disposal Cost Obligations (“ASC 420”), which requires that: (i) liabilities associated with exit and disposal activities be measured at fair value; (ii) one-time termination benefits be expensed at the date the entity notifies the employee, unless the employee must provide future service, in which case the benefits are expensed ratably over the future service period; (iii) liabilities related to an operating lease/contract be recognized and measured at its fair value when the contract does not have any future economic benefit to the entity (i.e., the entity ceases to utilize the rights conveyed by the contract); and (iv) for typically all other costs related to an exit or disposal activity to be expensed as incurred.

Debt Issuance Costs

Costs incurred in connection with the Company’s secured credit agreement are capitalized and amortized over the term of the agreement. Total debt issuance costs, net of accumulated amortization, included in other assets on the consolidated balance sheets were $1,640 and $1,937 as of December 31, 2013 and 2012, respectively. Amortization of debt issuance costs for the years ended December 31, 2013, 2012 and 2011 was $596, $902 and $1,553, respectively, and is included in interest expense on the consolidated statements of operations.

Derivatives

The Company recognizes all derivative instruments as assets or liabilities in the Company’s balance sheets at fair value. Changes in the fair value of derivative instruments that are not designated as hedges or that do not meet the hedge accounting criteria are reported in earnings. The Company elected not to designate any new derivative instruments as hedges for the years 2013, 2012 or 2011, and therefore all changes in the fair market value of the hedge contracts have been reported in cost of goods sold, on the consolidated statements of operations.

The Company may decide to designate these instruments as hedges in future periods. The Company does not enter into any derivatives for speculative or trading purposes; all derivatives are used to offset existing or expected risks associated with fluctuations in interest rates or commodities.

Warranty Expense

We have warranty obligations with respect to most manufactured products; however, the liability for the warranty obligations is not significant as a result of third-party inspection and acceptance processes.

Comprehensive Loss

Comprehensive loss is equal to the net loss for all periods presented.

Recently Issued Accounting Pronouncements

There were no significant new accounting pronouncements or changes to existing guidance that were applicable to us.

4.    Acquisitions

For all acquisitions, the Company allocates the purchase price to the estimated fair values of the assets acquired and liabilities assumed as of the date of the acquisition. The market approach, which indicates value based on available market pricing for comparable assets, is utilized to estimate the fair value of inventory, property and equipment. The income approach, which indicates value based on the present value of future cash flows, is primarily used to value intangible assets. The cost approach, which estimates values by determining the current cost of replacing an asset with another of equivalent utility, is used, as appropriate, for certain assets for which the market and income approaches could not be applied due to the nature of the asset.

Total Building Services Group, LLC

On December 22, 2012, the Company purchased certain assets and liabilities of Total Building Services Group, LLC (“TBSG”) for $6,807. TBSG consists of one location in Georgia and sells framing, millwork and building materials and services primarily to residential contractors. The purchase of TBSG includes an earnout agreement (“Earnout”) in which the seller of TBSG participates in earnings over certain thresholds during the three fiscal years beginning January 1, 2013. At the acquisition date, the Company estimated the value of the Earnout to be $1,075 using discounted future cash flows. The Earnout has been classified as a Level 3 measurement in accordance with ASC 820. The Company advanced $850 against future Earnout payments and earns 9% interest on the advanced amount. As of December 31, 2013, the net value of the Earnout and related advance was $0, based on cash flow projections as of that date. The Company recognized a gain of $195 for the year ended December 31, 2013 within selling, general and administrative expenses on the consolidated statements of operations related to the reduction of the Earnout liability. The Company incurred transaction costs of $106 and $183 during the years ended December 31, 2013 and 2012, respectively, which are included in selling, general and administrative expenses on the consolidated statements of operations. Net sales of TBSG for the year ended December 31, 2013 were $20,419. As the acquisition occurred on December 22, 2012, net sales of TBSG from the date of acquisition through December 31, 2012 is not significant. The impact of this acquisition on our operating results was not considered material for the reporting of pro forma financial information.

The following table summarizes the final allocation of the purchase price to the estimated fair values of the assets acquired and liabilities assumed on December 22, 2012.

Accounts receivable	$398
Inventories	1,524
Property and equipment	6,128
Intangible assets-trademarks	1,132
Intangible assets-supply agreement	4,484
Intangible assets-customer relationships	1,967

Total assets acquired	15,633

Accounts payable	(3,395)
Accrued expenses and other liabilities	(56)
Current portion of capital lease obligation	(423)
Long-term portion of capital lease obligation	(4,952)

Total liabilities assumed	(8,826)

Net assets acquired	$6,807

Chesapeake Structural Systems

On April 8, 2013, Commonwealth Acquisition Holdings, LLC, a wholly-owned subsidiary of the Company, purchased certain assets and assumed certain liabilities of Chesapeake Structural Systems, Inc., Creative Wood Products, LLC and Chestruc, LLC (collectively “Chesapeake”) for an adjusted purchase price of $2,623. This amount includes an initial holdback amount of $250 due to the sellers on April 8, 2014. The holdback amount may be reduced under certain circumstances, including the Company’s inability to collect upon acquired accounts receivable. The acquisition provides the Company with component manufacturing capability to serve customers in the Central and Northern Virginia markets. The Company incurred transaction costs of $151 during the year ended December 31, 2013 which are included in selling, general and administrative expenses on the consolidated statements of operations. Net sales of Chesapeake for the period from April 8, 2013 through December 31, 2013 were $7,929. The impact of this acquisition on our operating results was not considered material for the reporting of pro forma financial information.

The Company acquired total assets of $3,108 and assumed liabilities of $1,410. The assets acquired include a customer relationship intangible asset of $1,160. Goodwill of $675 arising from the acquisition consists of expected synergies and cost savings from excess purchase price over identifiable intangible net assets, as well as intangible assets that do not qualify for separate recognition, such as assembled workforce. All of the goodwill from this transaction is expected to be deductible for income tax purposes.

5.    Discontinued Operations

During the years ended December 31, 2012 and 2011, the Company ceased operations in certain geographic markets due to declines in residential home building throughout the U.S. and other strategic reasons. The Company will have no further significant continuing involvement in the sold operations and exited geographic markets. The cessation of operations in these markets has been treated as discontinued operations as the markets had distinguishable cash flows and operations that have been eliminated from ongoing operations. To determine if cash flows have been (or will be) eliminated from ongoing operations, we evaluate a number of qualitative and quantitative factors, including, but not limited to, proximity of a closing store to any remaining open stores and the potential sales migration from the closed store to any stores remaining open.

The operating results of the discontinued operations for the years ended December 31, 2013, 2012 and 2011 are as follows:

	Year ended December 31,
	2013	2012	2011
Net sales	$—	$1,103	$14,670
Restructuring charges	(31)	(55)	(1,033)
Income from discontinued operations before income taxes	644	101	456
Income tax expense	(243)	(52)	(658)
Net income (loss)	401	49	(202)

The assets and liabilities of discontinued operations reflected on the consolidated balance sheets at December 31, 2013 and 2012 are as follows:

	2013	2012
Inventories, net	$—	$20
Real estate held for sale	700	700
Prepaid expenses and other current assets	8	35

Current assets of discontinued operations	708	755

Property and equipment, net of accumulated depreciation	—	28

Noncurrent assets of discontinued operations	—	28

Accounts payable	—	2
Accrued expenses and other liabilities	37	167
Restructuring reserve	295	277

Current liabilities of discontinued operations	332	446

Long-term restructuring reserve	89	384
Other long-term liabilities	—	4

Noncurrent liabilities of discontinued operations	$89	$388

6.    Restructuring Costs

In addition to discontinuing operations in certain markets, the Company has instituted store closures and reductions in headcount in continuing markets (collectively, the “Restructurings”) in an effort to: (i) strengthen the Company’s competitive position; (ii) reduce costs and (iii) improve operating margins within existing markets that management believes have favorable long-term growth demographics.

No additional costs, other than interest accretion, are expected to be incurred related to the Restructurings.

The following table summarizes the restructuring expenses incurred in connection with the Restructurings and the remaining reserves as of and for the years ended December 31, 2013, 2012 and 2011:

	Work force reductions	Store closures	Total
Restructuring reserves, December 31, 2010	$671	$3,791	$4,462
Restructuring charges incurred	97	2,285	2,382
Cash payments	(703)	(2,141)	(2,844)

Restructuring reserves, December 31, 2011	65	3,935	4,000
Restructuring charges incurred	353	2,555	2,908
Cash payments	(65)	(1,718)	(1,783)

Restructuring reserves, December 31, 2012	353	4,772	5,125
Restructuring charges incurred	—	209	209
Cash payments	(163)	(1,569)	(1,732)

Restructuring reserves, December 31, 2013	$190	$3,412	$3,602

The restructuring charges incurred for store closures for the year ended December 31, 2012 primarily relate to management’s determination that subleasing closed properties was no longer reasonably assumed which resulted in revised estimates.

The remaining accrual for work force reduction of $190 is expected to be fully paid by January 2015. The remaining accrual for store closures of $3,412 is expected to be fully paid by January 2017 as the related leases expire.

The restructuring reserve at December 31, 2013 consists of a current portion of $1,594 and a long-term portion of $2,008, which is included in other long-term liabilities on the consolidated balance sheets.

7.    Accounts Receivable

Accounts receivable consist of the following at December 31, 2013 and 2012:

	2013	2012
Trade receivables	$115,876	$94,962
Allowance for doubtful accounts	(2,707)	(3,095)
Allowance for sales returns and discounts	(1,884)	(1,570)

	$111,285	$90,297

The following table shows the changes in our allowance for doubtful accounts:

	2013	2012	2011
Balance at January 1	$3,095	$2,669	$4,826
Additions charged to expense	1,051	2,333	1,753
Deductions (write-offs)	(1,439)	(1,907)	(3,910)

Balance at December 31	$2,707	$3,095	$2,669

Recoveries of amounts previously written off were $1,785, $3,402 and $9,084 for the years ended December 31, 2013, 2012 and 2011, respectively.

8.    Inventories

Inventories consist principally of materials purchased for resale, including lumber, sheet goods, millwork, windows and doors, as well as certain manufactured products and are valued at the lower of cost or market, with cost being measured using an average cost approach, which approximates the first-in, first-out approach. A provision for excess and obsolete inventory of $2,174 and $1,833 is recorded as of December 31, 2013 and 2012, respectively.

9.    Property and Equipment

Property and equipment consists of the following at December 31, 2013 and 2012:

	2013	2012
Land	$18,210	$18,210
Buildings and improvements	25,279	24,992
Leasehold improvements	7,721	7,178
Furniture, fixtures and equipment	51,713	51,554
Vehicles	27,918	25,387
Construction-in-progress	2,719	293

	133,560	127,614
Less: Accumulated depreciation	(77,521)	(72,538)

	$56,039	$55,076

Depreciation expense for the years ended December 31, 2013, 2012 and 2011 was $9,827, $10,299 and $15,257, respectively, including amortization expense related to capital leases. Depreciation expense of $3,936, $2,489 and $2,887 was included in cost of goods sold, in 2013, 2012 and 2011, respectively.

As of December 31, 2013, the Company had real estate held for sale of $1,663 and $700 included in continuing operations and discontinued operations, respectively, related to closed branches. As of December 31, 2012, the Company had real estate held for sale of $5,117 and $700 included in continuing operations and discontinued operations, respectively, related to closed branches. During the years ended December 31, 2013 and 2012, the Company reclassified $0 and $970, respectively, of property and equipment to assets held for sale, as the assets met the held for sale criteria as set forth in ASC 360, Property, Plant and Equipment (“ASC 360”).

As of December 31, 2013 and 2012, the Company had other assets held for sale of $0 and $381, respectively, in continuing operations, consisting primarily of information technology equipment.

For the years ended December 31, 2013, 2012 and 2011, the Company recorded impairment charges related to assets held for sale of $432, $481 and $610, respectively. The impairment charges arose primarily from declining commercial real estate values. The Company estimated the fair value of the assets classified as held for sale using recent sales data for similar properties in the area and analyzed the expected cash flows from different sales scenarios.

During the years ended December 31, 2013, 2012 and 2011, the Company had proceeds from the sale of property and equipment of $553, $952 and $5,220, respectively, and proceeds from the sales of real estate held for sale of $3,201, $441 and $886, respectively. These disposals were primarily related to assets of stores closed as part of the restructuring events discussed in Note 6.

10.    Goodwill and Intangible Assets, Net

Goodwill

The following table shows changes in goodwill for the year ended December 31, 2013. All of the Company’s goodwill as of December 31, 2013 is recorded in the Geographic divisions reportable segment (Note 19).

December 31, 2012	$6,511
Acquisition of Chesapeake (Note 4)	675

December 31, 2013	$7,186

Intangible Assets

Intangible assets represent the value assigned to trademarks, customer relationships and a supply agreement in connection with acquired companies. The trademarks, customer relationships and supply agreement are being amortized over weighted-average periods of 17.3 years, 11.6 years and 13.0 years, respectively. The following table provides the gross carrying amount and related accumulated amortization of definite-lived intangible assets.

	Trademarks		Customer Relationships		Supply Agreement		Total
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
December 31, 2011	$15,853	$(2,221)	$6,982	$(862)	$—	$—	$19,752
Acquisitions	1,132	—	1,967	—	4,484	—	7,583
Amortization	—	(909)	—	(552)	—	(9)	(1,470)

December 31, 2012	16,985	(3,130)	8,949	(1,414)	4,484	(9)	25,865
Acquisitions	—	—	1,160	—	—	—	1,160
Amortization	—	(990)	—	(896)	—	(350)	(2,236)

December 31, 2013	$16,985	$(4,120)	$10,109	$(2,310)	$4,484	$(359)	$24,789

Aggregate amortization expense was $2,236, $1,470 and $1,457 for the years ended December 31, 2013, 2012 and 2011, respectively. Based upon current assumptions, the Company expects that its definite-lived intangible assets will be amortized according to the following schedule:

2014	$2,253
2015	2,253
2016	2,253
2017	2,253
2018	2,253
Thereafter	13,524

$24,789

11.    Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consists of the following at December 31, 2013 and 2012:

	2013	2012
Accrued payroll and other employee related expenses	$12,595	$6,940
Accrued taxes	5,421	4,156
Self-insurance reserves	3,236	3,365
Advances from customers	3,725	2,981
Accrued professional fees	1,366	1,214
Accrued rebates payable	853	826
Accrued short-term deferred rent	586	593
Accrued related party management fees (Note 14)	130	119
Accrued interest and lending fees	178	778
Litigation reserve (Note 16)	140	2,146
Other	2,298	2,159

	$30,528	$25,277

12.    Secured Credit Agreement

On June 30, 2009, the Company entered into a Secured Credit Agreement (the “Credit Agreement”) with Wells Fargo Capital Finance (“WFCF”), which includes a revolving line of credit (the “Revolver”). The Revolver was amended during 2012 and 2013 for changes in financial covenants, maximum availability, maturity date and interest rate. The following is a summary of the significant terms of the Revolver as of December 31, 2013:

Maturity	December 31, 2016

Interest/Usage Rate	Company’s option of Base Rate(a) plus a Base Rate Margin (ranges from 0.50%–1.00% based on Revolver availability) or LIBOR plus a LIBOR Rate Margin (ranges from 1.50%–2.00% based on Revolver availability)

Maximum Availability	Lesser of $150,000 or the borrowing base(b)

Periodic Principal Payments	None

(a)	Base Rate is the higher of (i) the Federal Funds Rate plus 0.5% or (ii) the prime rate.
(b)	The Revolver’s borrowing base is calculated as the sum of (i) 85% of the Company’s eligible accounts receivable plus (ii) the lesser of 90% of the eligible credit card receivables and $5,000, plus (iii) the lesser of $125,000, 65% of the eligible inventory or 85% of the net liquidation value of eligible inventory as defined in the Credit Agreement minus (iv) reserves from time to time set by the administrative agent. The eligible accounts receivable and inventories are further adjusted as specified in the Credit Agreement. The Company’s borrowing base can also be increased pursuant to certain terms outlined in the Credit Agreement.

The Credit Agreement provides that the Company can use the Revolver availability to issue letters of credit. The fees on any outstanding letters of credit issued under the Revolver include a participation fee equal to the LIBOR Rate Margin. The fee on the unused portion of the Revolver is 0.375% if the average daily usage is $75,000 or below, and 0.25% if the average daily usage is above $75,000. The Revolver includes a financial covenant that requires the Company to maintain a minimum Fixed Charge Coverage Ratio of 1.00:1.00 as defined by the Credit Agreement. The Fixed Charge Coverage Ratio requirement is only applicable if the sum of (i) availability under the Revolver and (ii) qualified cash (“Adjusted Liquidity”) is less than $15,000, and remains in effect until the date on which Adjusted Liquidity has been greater than or equal to $15,000 for a period of 30 consecutive days. The Company has incurred operating losses for the years ended December 31, 2012 and 2011 and has used cash for operating activities for the years ended December 31, 2013, 2012 and 2011. While there can be no assurances, based upon the Company’s forecast, the Company does not expect the financial covenants to become applicable during the year ended December 31, 2014.

The Company had outstanding borrowings of $59,072 and $72,218 with net availability of $71,002 and $31,344 as of December 31, 2013 and 2012, respectively. The interest rate on outstanding LIBOR Rate borrowings of $52,000 was 1.9% and the interest rate on outstanding Base Rate borrowings of $7,072 was 4.00% as of December 31, 2013. The interest rate on outstanding LIBOR Rate borrowings of $65,000 ranged from 3.1%-3.3% and the interest rate on outstanding Base Rate borrowings of $7,218 was 5.0% as of December 31, 2012. The Company had $8,900 and $7,550 in letters of credit outstanding under the Credit Agreement as of December 31, 2013 and 2012, respectively. The Revolver is collateralized by substantially all assets of the Company. The carrying value of the Revolver at December 31, 2013 and December 31, 2012 approximates fair value as the Revolver contains a variable interest rate. As such, the fair value of the Revolver was classified as a Level 2 measurement in accordance with ASC 820.

The Revolver is classified as a long-term liability as of December 31, 2013 as the Company is no longer required to maintain a lockbox sweep arrangement with WFCF, due to net availability exceeding a minimum threshold defined in the Credit Agreement.

The Company entered into Amendment Eleven to the Credit Agreement on February 18, 2014. See Note 22 for the significant provisions included in the amendment.

13.    Other Long-Term Liabilities

Other long-term liabilities consists of the following at December 31, 2013 and 2012:

	2013	2012
Self-insurance reserve (Note 3)	$4,310	$3,866
Long-term restructuring reserve (Note 6)	2,008	3,612
Long-term deferred rent (Note 3)	1,028	1,334
Other	—	195

	$7,346	$9,007

14.    Related Party Transactions

During the years ended December 31, 2013, 2012 and 2011, the Company incurred expenses related to management services provided by Gores and Glendon Saturn Holdings, LLC (“Glendon”), an affiliate of Gores. For the years ended December 31, 2013, 2012 and 2011, these expenses were $1,306, $1,379 and $1,963, respectively, and are included in selling, general and administrative expenses on the consolidated statements of operations. The management services agreement with Gores was terminated on August 14, 2013 in connection with the IPO, and the Company paid Gores a $9,000 termination fee on that date (Note 2).

During the year ended December 31, 2013, the Company incurred fees related to services provided by members of the Company’s Board of Directors who are employed by Gores and Glendon of $113. These fees are included in selling, general and administrative expenses on the consolidated statements of operations.

The Company incurred expenses related to management services provided by Wolseley plc (“Wolseley”) through November 16, 2011. For the year ended December 31, 2011, these expenses were $443 and are included in selling, general and administrative expenses on the consolidated statements of operations.

As of December 31, 2012, the Company had related party promissory note balances of $401, which represented advances, and accrued interest thereon, due from Glendon and other shareholders of the Company. These notes were repaid in full during the second quarter of 2013.

On July 1, 2012, the Company made a $531 loan to an executive of the Company related to an exercise of stock options. This loan was forgiven by the Company on June 14, 2013 (Note 18).

On March 1, 2012, the Company issued Glendon 110,381 Class B Common shares.

The Company leases an operating facility from a partnership that is partially owned by an employee. Rental payments of $114 were made during the year ended December 31, 2013 related to this lease. No rental payment were made during the years ended December 31, 2012 and 2011 related to this lease.

Prior to July 1, 2013, the Company was part of a group health care plan with Gores. As of December 31, 2013 and December 31, 2012, the Company had $0 and $750, respectively, on deposit with Gores as a reserve for the payment of run-off health care claims in the event of a Plan termination, which is included in restricted assets on the consolidated balance sheets. As of July 1, 2013, the Company is no longer part of the group health care plan with Gores and maintains an independent health care plan.

On February 22, 2010, the Company entered into a Software, Services, License and Maintenance Services Agreement with United Road Services Inc. and its subsidiary Vehix Transvision, LLC (collectively “URS”) for the development, implementation, maintenance and support of customized software related to our Stock Logistics Solutions capability. The agreement with URS was subsequently amended and restated on March 3, 2013 to update certain services and deliverables. When we entered into the original agreement in 2010, URS was also owned by Gores as one of its portfolio companies. Gores divested its ownership interest in URS on December 14, 2012 and URS is no longer under common ownership with the Company. Accordingly, the Company does not consider URS a related party subsequent to December 14, 2012. The Company paid URS $773 and $883 during the year ended December 31, 2012 and 2011, respectively.

15.    Income Taxes

The components of income tax expense (benefit) for the years ended December, 31 2013, 2012 and 2011 are as follows:

	2013	2012	2011
Current
Federal	$3,961	$(4,596)	$(16,300)
State	413	197	552

	4,374	(4,399)	(15,748)

Deferred
Federal	(1,859)	(2,759)	(4,513)
State	602	(874)	(1,413)

	(1,257)	(3,633)	(5,926)

	$3,117	$(8,032)	$(21,674)

The 2013 income tax expense of $3,117 consists of $2,874 related to continuing operations and $243 related to discontinued operations. The 2012 income tax benefit of $8,032 consists of $8,084 related to continuing operations and ($52) related to discontinued operations. The 2011 income tax benefit of $21,674 consists of $22,332 related to continuing operations and ($658) related to discontinued operations.

A reconciliation of differences between the statutory U.S. Federal income tax rate of 35% and the Company’s effective tax rate from continuing operations for the years ended December 31, 2013, 2012, and 2011 follows:

	2013	2012	2011
Income tax expense at statutory rate	35.0%	35.0%	35.0%
State taxes, net of federal tax	(0.4)	1.7	2.5
Nondeductible termination fee on management services agreement	(157.6)	—	—
Nondeductible capitalized transaction costs	(3.8)	—	—
Nondeductible compensation expense	(8.1)	—	—
Nondeductible (permanent) items- other	(1.3)	(1.0)	(0.2)
IRC Section 199 manufacturing deduction	17.0	—	—
Changes in tax rates	(11.2)	0.5	0.2
Indemnity tax asset	—	(0.5)	(1.1)
Uncertain tax positions	—	1.5	3.0
Other items	(3.7)	0.8	(2.5)
Valuation allowance	1.2	(2.3)	(2.1)

	(132.9)%	35.7%	34.8%

Significant components of the Company’s deferred tax assets and liabilities are as follows at December 31, 2013 and 2012:

	2013	2012
Deferred tax assets related to
Accounts receivable	$1,385	$516
Inventory	1,322	1,763
Accrued expenses	3,375	5,218
Other reserves and liabilities	5,464	3,913
Net operating loss and credit carryforwards	2,160	3,325

	13,706	14,735
Valuation allowance	(1,919)	(1,946)

Total deferred tax assets	11,787	12,789

Deferred tax liabilities related to
Real estate held for sale	(903)	(2,296)
Intangible assets	(4,523)	(4,391)
Property and equipment	(17,474)	(18,735)
Other assets	(1,051)	(788)

Total deferred tax liabilities	(23,951)	(26,210)

Net deferred tax liability	$(12,164)	$(13,421)

At December 31, 2013, the Company had $53,854 of state net operating loss carryforwards expiring at various dates through 2032. During 2013, the Company fully utilized its prior year Federal net operating loss carryforward and credits to reduce its current year federal income tax liability.

Section 382 of the Internal Revenue Code (“IRC”) imposes annual limitations on the utilization of net operating loss carry-forwards, other tax carry-forwards, and certain built-in losses upon an ownership change as defined under that section. In general terms, an ownership change may result from transactions that increase the aggregate ownership of certain stockholders in the Company’s stock by more than 50 percentage points over a three year testing period. If the Company were to experience an IRC section 382 ownership change, an annual limitation could be imposed on certain of the Company’s tax attributes, including its net operating losses, capital loss carry-forwards, and certain other losses, credits, deductions or tax basis.

The Company recognized a current income tax payable of $2,989 and $2,939 at December 31, 2013 and 2012, respectively.

During 2013 and 2012, the Company paid $4,535 and $244 in Federal and state income tax payments, respectively. During 2013 and 2012, the Company carried back certain state tax net operating losses as a tax deduction to offset taxable income in prior taxable periods. As a result of this tax loss carry back, the Company received tax refunds of $206 in 2013 and $16,399 in 2012. As of December 31, 2012, the Company is no longer able to carry back its tax net operating losses; therefore, to the extent the Company generates future tax net operating losses, the Company may be required to increase the valuation allowance on net deferred tax assets and income tax benefit would be adversely affected.

In accordance with ASC 740, the Company evaluates its deferred tax assets to determine if valuation allowances are required. In assessing the realizability of deferred tax assets, the Company considers both positive and negative evidence in determining whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The primary negative evidence considered includes the cumulative operating losses generated in prior periods. The primary positive evidence considered includes the reversal of deferred tax liabilities related to depreciation and amortization that would occur within the same jurisdiction and during the carry forward period necessary to absorb the Federal and state net operating losses and other deferred tax assets. The reversal of such liabilities would utilize the state net operating losses and other deferred tax assets.

Based upon the positive and negative evidence considered, the Company believes it is more likely than not that it will realize the benefit of the deferred tax assets, net of the existing state tax valuation allowances of $1,919 and $1,946 as of December 31, 2013 and 2012, respectively. To the extent the Company generates sufficient taxable income in the future to fully utilize the tax benefits of the net deferred tax assets on which a valuation allowance was recorded, the Company’s effective tax rate would be impacted as the valuation allowance is reversed.

The following table shows the changes in the amount of the Company’s valuation allowance:

	2013	2012	2011
Balance at January 1,	$1,946	$1,418	$50
Additions charged to expense	—	528	1,368
Deductions—other	(27)	—	—

Balance at December 31,	$1,919	$1,946	$1,418

During 2013, several state tax jurisdictions in which the Company conducts business enacted new laws to change their respective income tax rates prospectively. As a result of the change in tax rates, the Company reduced its net deferred tax liabilities and assets as well as the respective valuation allowances.

At December 31, 2013 and 2012, the Company has recognized no material uncertain tax positions. During 2012, the statute of limitations expired for certain tax periods where the Company had previously recognized a long-term liability related to uncertain tax positions. As a result, the Company increased current income tax benefit for the year ended December 31, 2012 by $347 and decreased the long-term liability related to the uncertain tax positions. The Company also recognized

$347 within other income (expense), net, on the consolidated statement of operations due to the reduction in a corresponding related Wolseley indemnity asset.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits (exclusive of the effect of interest and penalties) is as follows:

	2013	2012	2011
Balance at January 1,	$—	$266	$2,027
Tax positions taken in prior periods:
Gross increases	—	—	—
Gross decreases	—	—	—
Tax positions taken in current period:
Gross increases	—	—	—
Settlements with taxing authorities	—	—	—
Lapse of applicable statute of limitations	—	(266)	(1,761)

Balance at December 31,	$—	$—	$266

Certain state tax returns are under examination by various regulatory authorities. The Company’s state tax returns are open to examination for an average of three years. However, certain jurisdictions remain open to examination longer than three years due to the existence of net operating losses and statutory waivers. The Company’s Federal returns are open to examination for three years; however, due to statutory waivers, the Company’s tax years ended July 31, 2008 and May 5, 2009 remain open until December 31, 2014 with the Federal tax authorities. The Company is currently under examination by the IRS for its tax years ended July 31, 2008, May 5, 2009, March 31, 2010, March 31, 2011 and March 31, 2012. At December 31, 2013 and 2012, the Company has recognized $2,859 and $2,923, respectively, related to expected tax, penalties and interest payments as a result of the IRS audits in its current income tax payable.

The Company’s policy is to recognize interest and penalties related to income tax liabilities and unrecognized tax benefits in income tax expense and to the extent the liability relates to pre-Acquisition Date tax periods, the Company recognizes a corresponding benefit related to the indemnity agreement from a subsidiary of Wolseley. As of December 31, 2013 and 2012, the Company has neither material unrecognized tax benefits nor any associated interest and penalties. During the years ended December 31, 2013, 2012 and 2011, the Company recognized penalties and interest related to income tax liabilities and uncertain tax benefits of $64, $73 and $213 in income tax expense, respectively. As of December 31, 2013 and 2012, the Company recognized penalties and interest of $248 and $180, respectively, within its current income tax payable.

16.    Commitments and Contingencies

The Company is obligated under capital leases covering fleet vehicles and certain equipment, as well as one facility. The fleet vehicles and equipment leases generally have terms ranging from three to six years and the facility lease has a term of eleven years. The carrying value of property and equipment under capital leases was $7,218 and $6,999 at December 31, 2013 and 2012, respectively, net of accumulated depreciation of $3,942 and $2,799, respectively. Amortization of assets held under capital leases is included with depreciation expense on the consolidated statements of operations.

The Company also has several noncancellable operating leases, primarily for buildings, improvements, and equipment. These leases generally contain renewal options for periods ranging from one to five years and require the Company to pay all executory costs such as property taxes, maintenance and insurance.

Future minimum lease payments under noncancellable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments as of December 31, 2013 are as follows:

	Capital leases	Operating leases
2014	$1,628	$19,103
2015	1,371	10,978
2016	1,019	10,135
2017	926	5,946
2018	856	3,147
Thereafter	3,340	15,120

	9,140	$64,429	(a)

Less: Amounts representing interest	(1,889)

Total obligation under capital leases	7,251

Less: Current portion of capital lease obligation	(1,240)

Long term capital lease obligation	$6,011

(a)	Minimum operating lease payments have not been reduced by minimum sublease rentals of $1,431 due in the future under noncancelable subleases.

Total rent expense under these operating leases for the years ended December 31, 2013, 2012 and 2011 was $19,066, $18,616 and $21,070, respectively, which are included in selling, general and administrative expenses on the consolidated statements of operations. Future payments for certain leases will be adjusted based on increases in the consumer price index.

As of December 31, 2013, the Company had commitments to purchase $8,645 of vehicles and certain equipment, which are enforceable and legally binding on us. We expect to pay for and take possession of these assets during the first quarter of 2014.

In 2012 and 2013, the Company was a defendant in various pending lawsuits arising from assertions of defective drywall manufactured in China and purchased and installed by certain of the Company’s subcontractors, including In re: Chinese-Manufactured Drywall Products Liability Litigation, MDL Case No. 2047, in the United States District Court Eastern District of Louisiana (the “MDL”). The Company has sought and continues to seek reimbursement from Wolseley, the manufacturer, intermediate distributors, insurers, and others related to any costs incurred to investigate and repair defective Chinese drywall and resulting damage. As of December 31, 2012, the Company had recorded a liability of $1,638 in accrued expenses and other liabilities on the consolidated balance sheets as an estimate of probable future payouts related to the MDL. As of December 31, 2012, the Company had also recorded an indemnification asset of $1,638 in prepaid expenses and other current assets on the consolidated balance sheets as it expected full indemnification for any amounts paid related to these claims. The MDL was resolved in March 2013 without any impact to the Company’s income statement or cash flows and the Company no longer holds the liability nor the asset relating to the aforementioned matter.

From time to time, various claims, legal proceedings and litigation are asserted or commenced against the Company principally arising from alleged product liability, product warranty, casualty, construction defect, contract, tort, employment and other disputes. In determining loss contingencies, management considers the likelihood of loss as well as the ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when it is considered probable that such a liability has been incurred and when the amount of loss can be reasonably estimated. It is not certain that the Company will prevail in these matters. However, the Company does not believe that the ultimate outcome of any pending matters will have a material adverse effect on its consolidated financial position, results of operations or cash flows.

17.    Equity and Redeemable Securities

Equity Securities Subsequent to the IPO

Upon the consummation of the IPO and the filing of its Amended and Restated Certificate of Incorporation on August 14, 2013, and as of December 31, 2013, the Company’s classes of stockholders’ equity consist of (i) common stock, $0.01 par value, 300,000,000 shares authorized and (ii) preferred stock, $0.01 par value, 50,000,000 shares authorized.

Equity and Redeemable Securities Prior to the IPO

Prior to the IPO, the Company had the following classes of common and preferred stock:

Common Stock

The Company’s common stock consisted of Class A Voting Common shares and Class B Nonvoting Common shares, each with a par value of $0.01 per share.

Class A Junior Preferred Stock

These preferred shares, held by Gores, had a par value of $0.01 per share and were redeemable by the Company at any time after July 31, 2012 for the liquidation preference of $1.00 per share, but had no voting or participation rights other than in the event of a liquidation.

In the event of an involuntary liquidation, these shares were entitled to the liquidation preference which was to be paid out after Class B Senior Preferred shares and Class C Convertible Preferred shares but before all common shares. Further, these shares had no conversion features into common shares. These shares are recorded as redeemable securities (outside of permanent equity) on the accompanying consolidated balance sheets as of December 31, 2012.

Class B Senior Preferred Stock

These preferred shares, held by Gores, had a par value of $0.01 per share and were redeemable at any time after May 5, 2011 by the Company for the liquidation preference of $1,000 per share plus accumulated and unpaid dividends.

These shares had no voting or participating rights, but were eligible to receive cumulative preferential distributions of 8% annually when authorized by the board. Dividends earned, but not declared or paid by the Class B Senior Preferred shares as of December 31, 2012 were $89. In the event of an involuntary liquidation, these shares were entitled to the liquidation preference which was to be paid out before all other preferred and common shares. These shares were also mandatorily redeemable at the liquidation preference upon an initial public offering. These shares had no conversion features into common shares. These shares are recorded as redeemable securities (outside of permanent equity) on the accompanying consolidated balance sheets as of December 31, 2012.

Class C Convertible Preferred Stock

These preferred shares, held by Gores, had the same voting rights as the Class A Common shares. The shares were entitled to receive distributions equal to the amount of distributions as if the shares had been converted into Class A Common shares. In the event of an involuntary liquidation, these shares were entitled to the liquidation which was to be paid out after Class B Senior Preferred shares but before all other preferred and common shares. These shares also provided Gores with the option to convert into 4,454,889 Class A Common shares at any time at a conversion price of $1.1223625. These shares are recorded as redeemable securities (outside of permanent equity) on the accompanying consolidated balance sheets as of December 31, 2012.

As the conversion rate was less than the deemed fair value of the Class A Common shares of $2.25, the Class C Convertible Preferred shares contained a beneficial conversion feature as described in ASC 470. The difference in the stated conversion price and estimated fair value of the Class A Common shares of $5,000 was accounted for as a beneficial conversion feature. As the option to convert the shares belonged to the holders, the beneficial conversion feature was recognized in the year ended December 31, 2012 as a deemed dividend, which increased the Company’s net loss attributable to common stockholders by $5,000 as well as the Company’s net loss per share by $0.38.

As discussed in Note 2, upon the closing of the IPO, all shares of existing common and preferred stock were reclassified and converted into shares of common stock.

The following table shows the changes in the classes of preferred stock, which are recorded as redeemable securities (outside of permanent equity):

	Class A		Class B		Class C
	Shares	Amount	Shares	Amount	Shares	Amount
December 31, 2011	5,100	$—	48,760	$54,997	—	$—
Issuance of Class C Convertible Preferred stock	—	—	—	—	5,000	5,000
Recognition of beneficial conversion feature on Class C Convertible Preferred stock	—	—	—	—	—	(5,000)
Deemed dividend on Class C Convertible Preferred stock	—	—	—	—	—	5,000
Dividends accrued on Class B Senior Preferred stock	—	—	—	4,480	—	—
Redemption of Class B Senior Preferred stock	—	—	(12,372)	(12,372)	—	—
Dividends paid on Class B Senior Preferred stock	—	—	—	(10,628)	—	—

December 31, 2012	5,100	—	36,388	36,477	5,000	5,000
Conversion of Saturn Acquisition Holdings, LLC preferred stock to Stock Building Supply Holdings, Inc. preferred stock (Note 1)	—	—	1,079	—	—	—
Dividends accrued on Class B Senior Preferred stock	—	—	—	1,836	—	—
Reclassification and conversion of preferred stock to common stock in connection with the IPO (Note 2)	(5,100)	—	(37,467)	(38,313)	(5,000)	(5,000)

December 31, 2013	—	$—	—	$—	—	$—

18.    Equity Based Compensation

2013 Incentive Plan

In connection with the IPO, the Company adopted the Stock Building Supply Holdings, Inc. 2013 Incentive Compensation Plan (“2013 Incentive Plan”). The 2013 Incentive Plan provides for grants of stock options, stock appreciation rights, restricted stock, other stock-based awards, other cash-based compensation and performance awards. The aggregate number of shares of common stock which may be issued or used for reference purposes under the 2013 Incentive Plan or with respect to which awards may be granted may not exceed 1,800,000 shares. In general, if awards under the 2013 Incentive Plan are for any reason canceled, or expire or terminate unexercised, the shares covered by such awards may again be available for the grant of awards under the 2013 Incentive Plan. As of December 31, 2013, a total of 1,254,489 common shares were available for issuance under the 2013 Incentive Plan.

Nonvested Stock Awards

Certain employees of the Company were granted common shares during the years ended December 31, 2013, 2012 and 2011. These shares vest over a period of three or four years based on continued employment with the Company and the related compensation expense is amortized over the vesting period and included in selling, general and administrative expense on the consolidated statements of operations.

Stock Option Awards

During the years ended December 31, 2013, 2012 and 2011, certain directors and employees of the Company were awarded options to purchase common shares. These options vest over a period of three or four years based on continued employment with the Company and the related compensation expense is amortized over the vesting period and included in selling, general and administrative expense on the consolidated statements of operations. The stock options have a maximum contractual term of 10 years from the date of grant. There was no cash impact related to the stock option awards during the years ended December 31, 2013, 2012 and 2011.

Restricted Stock Units

During the year ended December 31, 2013, certain directors of the Company were awarded restricted stock units. These units vest over a period of two years based on continuing service on the Company’s Board of Directors.

Stock Purchases

In January 2012, the Company’s board of directors approved the issuance and sale of 337,636 Class B Common shares to certain members of management for $0.97 per share. These shares were estimated to have a fair value at issuance of $1.98 per share. The Company recorded $342 in stock compensation expense in 2012 as a result of these sales of stock at a price below fair value.

Shares awarded that revert to the Company as a result of forfeiture or termination, expiration or cancellation of an award or that are used to exercise an award or for tax withholding, will be again available for issuance. The following table highlights the expense related to share-based payments for the years ended December 31, 2013, 2012 and 2011:

	2013	2012	2011
Nonvested stock	$512	$580	$127
Stock options	511	383	257
Restricted stock units	26	—	—
Stock purchases	—	342	—

Stock based compensation	$1,049	$1,305	$384

The fair value of stock options was estimated using the Black-Scholes option pricing model. The Company used the following assumptions to value the stock options issued during the years ended December 31, 2013, 2012 and 2011:

	2013	2012	2011
Expected dividend yield	0%	0%	0%
Expected volatility factor(a)	49% - 51%	58%	59%
Risk-free interest rate(b)	1.8% - 2.0%	0.8% - 0.9%	1.0%
Expected term (in years)(c)	6.0 - 6.5	3.7 - 3.9	4.3

(a)	The Company estimated its volatility factor based on the average volatilities of similar public entities.
(b)	The risk-free interest rate is based on U.S. Treasury yields in effect at the time of grant.
(c)	For stock options granted during the year ended December 31, 2013, the expected term was derived utilizing the “simplified method” in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 110, which uses the mid-point between the vesting date and the expiration date of the award. We believe use of this approach is appropriate given the lack of prior history of option exercises upon which to base an expected term. For stock options granted during the years ended December 31, 2012 and 2011, the expected term was based on the vesting term and contractual term of the options and the expected exercise behavior of the option holders.

The following is a summary of nonvested stock and restricted stock unit activity:

	Nonvested Stock		Restricted Stock Units
	Number of shares outstanding	Weighted average grant date fair value	Number of units outstanding	Weighted average grant date fair value
December 31, 2010	1,123,289	$1.06	—	$—
Granted	64,930	1.92	—	—
Vested	(181,804)	0.98	—	—
Forfeited	(337,636)	1.16	—	—

December 31, 2011	668,779	1.11	—	—
Granted	234,086	1.98	—	—
Vested	(448,355)	1.51	—	—
Forfeited	(58,437)	1.92	—	—

December 31, 2012	396,073	1.06	—	—
Granted	593,878	16.78	10,000	13.96
Vested	(561,958)	6.51	—	—
Forfeited	—	—	—	—

December 31, 2013	427,993	$15.72	10,000	$13.96

The following is a summary of stock option award activity:

	Number of options	Weighted average exercise price	Contractual term (in years)	Intrinsic value
Outstanding at December 31, 2010	845,259	$2.05
Granted	64,930	1.92
Exercised	—	—
Forfeited/Canceled	—	—

Outstanding at December 31, 2011	910,189	2.04
Granted	1,006,936	0.97
Exercised	—	—
Forfeited/Canceled	(1,144,274)	1.82

Outstanding at December 31, 2012	772,851	0.97
Granted	489,377	14.17
Exercised	(546,244)	0.97
Forfeited/Canceled	(1,500)	14.00

Outstanding at December 31, 2013	714,484	$9.98	9.0	$5,883

Exercisable at December 31, 2013	94,083	$0.97	6.9	$1,623
Vested and expected to vest at December 31, 2013	635,276	$9.59	8.9	$5,480

During the year ended December 31, 2012, the exercise price on 910,189 stock options was revised to $0.97, and 234,086 options were canceled and reissued as nonvested shares. These transactions were accounted for as modifications under ASC 718.

The weighted average grant date fair value of stock options granted during the years ended December 31, 2013, 2012 and 2011 was $7.03, $1.23 and $0.91, respectively. The weighted average grant date fair value for 2012 excludes 910,189 stock options that were affected by the modification described above.

As described in Note 14, the Company forgave a $531 loan to an executive of the Company on June 14, 2013 related to an exercise of 546,244 stock options. Prior to the date of the loan forgiveness, the options were legally exercised, but not considered exercised for accounting purposes. As of the date of the loan forgiveness, the options were considered exercised for accounting purposes. The exercised shares retained their original vesting requirements, and as such, are presented as both an exercise of stock options and a grant of nonvested stock in the tables above.

No stock options were exercised for cash during the years ended December 31, 2013, 2012 and 2011.

The following table summarizes the Company’s total unrecognized compensation cost related to equity based compensation as of December 31, 2013:

	Unrecognized compensation cost	Weighted average remaining period of expense recognition (in years)
Nonvested stock	$1,058	2.1
Stock options	2,655	2.8
Restricted stock units	113	1.6

	$3,826

19.    Segments

ASC 280, Segment Reporting (“ASC 280”) defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

The Company’s operating segments consist of the East, South, and West divisions along with Coleman Floor, which offers professional flooring installation services. Due to the similar economic characteristics, nature of products, distribution methods and customers, the Company has aggregated our East, South and West operating segments into one reportable segment, “Geographic divisions.”

In addition to our reportable segment, the Company’s consolidated results include “Coleman Floor” and “Other reconciling items,” which is comprised of our corporate activities.

The following tables present Net sales, Adjusted EBITDA and certain other measures for the reportable segment and total continuing operations for the periods indicated. In the Company’s previously issued consolidated financial statements for the years ended December 31, 2012 and 2011, Coleman Floor and Other reconciling items were combined into a single category called Other. These amounts are presented separately in the tables below. Furthermore, certain corporate assets totaling $7,578 and $7,224 as of December 31, 2012 and 2011, respectively, have been recategorized from Geographic divisions to Other reconciling items.

	Year ended December 31, 2013				December 31, 2013
	Net Sales	Gross Profit	Depreciation & Amortization	Adjusted EBITDA	Total Assets
Geographic divisions	$1,148,032	$264,322	$11,124	$52,780	$292,047
Coleman Floor	49,005	10,081	134	2,127	10,096
Other reconciling items	—	—	802	(27,104)	16,397

	$1,197,037	$274,403	$12,060		$318,540

	Year ended December 31, 2012				December 31, 2012
	Net Sales	Gross Profit	Depreciation & Amortization	Adjusted EBITDA	Total Assets
Geographic divisions	$905,278	$206,407	$9,901	$23,992	$255,441
Coleman Floor	37,120	8,204	118	1,798	6,327
Other reconciling items	—	117	1,699	(23,797)	24,244

	$942,398	$214,728	$11,718		$286,012

	Year ended December 31, 2011				December 31, 2011
	Net Sales	Gross Profit	Depreciation & Amortization	Adjusted EBITDA	Total Assets
Geographic divisions	$733,947	$163,400	$14,152	$(3,342)	$207,827
Coleman Floor	26,035	5,565	281	(564)	4,709
Other reconciling items	—	—	1,755	(26,893)	42,105

	$759,982	$168,965	$16,188		$254,641

Reconciliation to consolidated financial statements:

	Year ended December 31,
	2013	2012	2011
Net loss, as reported	$(4,635)	$(14,533)	$(42,133)
Interest expense	3,793	4,037	2,842
Income tax expense (benefit)	2,874	(8,084)	(22,332)
Depreciation and amortization	12,060	11,718	16,188
Impairment of assets held for sale	432	361	580
IPO transaction-related costs	10,008	—	—
Restructuring expense	141	2,853	1,349
Discontinued operations, net of taxes	(401)	(49)	202
Management fees	1,307	1,379	2,406
Non-cash compensation expense	1,049	1,305	384
Acquisition costs	257	284	1,017
Severance and other expense related to store closures and business optimization	1,113	2,375	6,761
Reduction of tax indemnification asset	—	347	1,937
Other items	(195)	—	—
Adjusted EBITDA of Coleman Floor	(2,127)	(1,798)	564
Adjusted EBITDA of other reconciling items	27,104	23,797	26,893

Adjusted EBITDA of geographic divisions reportable segment	$52,780	$23,992	$(3,342)

The Company does not earn revenues or have long-lived assets located in foreign countries. In accordance with the enterprise-wide disclosure requirements of the accounting standard, the Company’s net sales from external customers by main product lines are as follows for the years ended December 31, 2013, 2012 and 2011:

	2013	2012	2011
Structural components	$157,975	$106,745	$87,542
Millwork & other interior products	219,191	178,449	143,128
Lumber & lumber sheet goods	428,384	333,952	247,299
Windows & other exterior products	249,711	202,532	178,361
Other building products & services	141,776	120,720	103,652

Total net sales	$1,197,037	$942,398	$759,982

20.    Income (Loss) Per Common Share

Basic net income (loss) per share (“EPS”) is calculated by dividing net income (loss) attributable to common stockholders by the weighted average shares outstanding during the period. Diluted EPS is calculated by adjusting weighted average shares outstanding for the dilutive effect of common share equivalents outstanding for the period, determined using the treasury-stock method. For purposes of the diluted EPS calculation, stock options and nonvested stock awards are considered to be common stock equivalents. Class C Convertible Preferred shares are considered to be participating securities. During periods of net income, participating securities are allocated a proportional share of net income determined by dividing total weighted average participating securities by the sum of total weighted average common shares and participating securities (“the two-class method”). During periods of net loss, no effect is given to participating securities since they do not share in the losses of the Company.

The basic and diluted EPS calculations for the years ended December 31, 2013, 2012 and 2011 are presented below:

	Year ended December 31,
	2013	2012	2011
Loss from continuing operations	$(5,036)	$(14,582)	$(41,931)
Class B Senior Preferred stock deemed dividend	(1,836)	(4,480)	(4,188)
Accretion of beneficial conversion feature on Class C Convertible Preferred stock	—	(5,000)	—

Loss attributable to common stockholders, from continuing operations	(6,872)	(24,062)	(46,119)
Income (loss) from discontinued operations, net of tax	401	49	(202)

Loss attributable to common stockholders	$(6,471)	$(24,013)	$(46,321)

Weighted average common shares outstanding, basic and diluted	18,205,892	13,153,446	22,262,337
Basic and diluted EPS
Loss from continuing operations	$(0.38)	$(1.83)	$(2.07)
Income (loss) from discontinued operations	0.02	—	(0.01)

Net loss per share	$(0.36)	$(1.83)	$(2.08)

The following table provides the securities that could potentially dilute basic earnings per share in the future, but were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive:

	Year ended December 31,
	2013	2012	2011
Stock option awards	714,484	772,851	910,189
Nonvested stock awards	427,993	396,073	668,779
Restricted stock units	10,000	—	—
Class C Convertible Preferred Stock (as converted basis)	—	4,454,889	—

21.    Unaudited Quarterly Financial Data

The following tables summarize the consolidated quarterly results of operations for 2013 and 2012:

	2013
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands, except per share amounts)
Net sales	$248,726	$314,653	$328,468	$305,190
Gross profit	53,790	71,510	75,381	73,722
(Loss) income from continuing operations	(4,214)	1,884	(5,603)	2,897
Income from discontinued operations, net of taxes	157	94	90	60
Net (loss) income	(4,057)	1,978	(5,513)	2,957
Basic (loss) income per share
Income (loss) from continuing operations	$(0.36)	$0.06	$(0.30)	$0.12
Income from discontinued operations	0.01	0.01	—	—

Net (loss) income per share	$(0.35)	$0.07	$(0.30)	$0.12

Diluted (loss) income per share
(Loss) income from continuing operations	$(0.36)	$0.06	$(0.30)	$0.11
Income from discontinued operations	0.01	0.01	—	—

Net (loss) income per share	$(0.35)	$0.07	$(0.30)	$0.11

	2012
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands, except per share amounts)
Net sales	$187,939	$246,492	$255,833	$252,134
Gross profit	43,431	55,054	58,516	57,727
Loss from continuing operations	(8,453)	(2,109)	(249)	(3,771)
(Loss) income from discontinued operations, net of taxes	(113)	(128)	289	1
Net (loss) income	(8,566)	(2,237)	40	(3,770)
Basic and diluted (loss) income per share
Loss from continuing operations	$(1.15)	$(0.24)	$(0.10)	$(0.36)
(Loss) income from discontinued operations	(0.01)	(0.01)	0.02	—

Net loss per share	$(1.16)	$(0.25)	$(0.08)	$(0.36)

22.    Subsequent Events

On February 18, 2014, the Company entered into Amendment Eleven to the Credit Agreement. The significant provisions included in the amendment are as follows:

•	The maximum availability under the Revolver was increased to $200,000.

•	The maturity date was extended to December 31, 2017.

•	The borrowing base is calculated as the sum of (i) 85% of the Company’s eligible accounts receivable plus (ii) the lesser of 90% of the eligible credit card receivables and $5,000, plus (iii) the lesser of $150,000, 65% of the eligible inventory or 85% of the net liquidation value of eligible inventory plus (iv) the lesser of $30,000, 85% of the net liquidation value of eligible fixed assets or the net book value of fixed assets, all as defined in the Credit Agreement, minus (v) reserves from time to time set by the administrative agent.

•	The fee on the unused portion of the Revolver was set at 0.25%, regardless of average daily usage.

•	The Fixed Charge Coverage Ratio requirement is only applicable if Adjusted Liquidity is less than $20,000, and remains in effect until the date on which Adjusted Liquidity has been greater than or equal to $20,000 for a period of 30 consecutive days.

6,600,000 Shares

Stock Building Supply Holdings, Inc.

Common Stock

Goldman, Sachs & Co.
Barclays
Citigroup

Baird	Stephens Inc.	Wells Fargo Securities

PART II

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

Amount
SEC registration fee	$20,941
FINRA filing fee	24,887
Legal fees and expenses	300,000
Accounting fees and expenses	100,000
Printing expenses	125,000
Miscellaneous expenses	49,172

Total	$620,000

Item 14. Indemnification of Directors and Officers

Section 102(b)(7) of the DGCL allows a corporation to provide in its amended and restated certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation provides for this limitation of liability.

Section 145 of the DGCL (“Section 145”), provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our amended and restated bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition; provided, that if and to the extent required by the DGCL, such an advance shall be made only upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately by final judicial decision from which there is no further right to appeal that such person is not entitled to be indemnified under such section or otherwise.

We have entered into indemnification agreements with each of our current directors and officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

The indemnification rights set forth above are not exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The proposed form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification to our directors and officers by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

From March 2012 to July 2012, the registrant issued an aggregate 13,000 shares of Class B Common stock to certain of the registrants’ employees for an aggregate purchase price of $328,250. No underwriters were involved in the foregoing sale of securities. The issuances of the securities described above were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act or on Section 4(2) of the Securities Act. The recipients of securities in such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the stock certificates.

Item 16. Exhibits and Financial Statement Schedules

(a)	The list of exhibits is set forth under “Exhibit Index” at the end of this registration statement and is incorporated herein by reference.

(b)	See the Index to Consolidated Financial Statements included on page F-1 for a list of the financial statements included in this registration statement. All schedules not identified above have been omitted because they are not required, are inapplicable, or the information is included in the consolidated financial statements or notes contained in this Registration Statement.

Certain of the agreements included as exhibits to this prospectus contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and:

•	should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

•	have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;

•	may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and

•	were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

The registrant acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Registration Statement not misleading.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(i) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(ii) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Stock Building Supply Holdings, Inc., a Delaware limited liability company, has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Raleigh, North Carolina, on March 3, 2014.

STOCK BUILDING SUPPLY HOLDINGS, INC.

By:	/s/ Jeffrey G. Rea
	Name:	Jeffrey G. Rea
	Title:	President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Jeffrey G. Rea and Bryan J. Yeazel and each of them singly, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act and to file the same, with all exhibits thereto and all other documents in connection therewith, with the SEC, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on March 3, 2014.

Signature	Title

/s/ Jeffrey G. Rea Jeffrey G. Rea	President and Chief Executive Officer and Director (principal executive officer)

/s/ James F. Major, Jr. James F. Major, Jr.	Executive Vice President, Chief Financial Officer and Treasurer (principal financial and accounting officer)

/s/ Timothy Meyer Timothy Meyer	Director and Chairman of the Board

/s/ Andrew Freedman Andrew Freedman	Director

/s/ Barry J. Goldstein Barry J. Goldstein	Director

/s/ Robert E. Mellor Robert E. Mellor	Director

/s/ Steven C. Yager Steven C. Yager	Director

EXHIBIT INDEX

Exhibit Number	Exhibit Description

1.1*	Form of Underwriting Agreement

2.1	Restructuring and Investment Agreement, dated as of May 5, 2009, by and among Wolseley Investments North America, Stock Building Supply Holdings, LLC and Saturn Acquisition Holdings, LLC (incorporated by reference to Exhibit 2.1 to the to the Registrant’s Registration Statement on Form S-1, as amended, filed with the Commission on June 14, 2013 in Commission File No. 333-189368)

2.2	Plan of Conversion of Saturn Acquisition Holdings, LLC (incorporated by reference to Exhibit 2.2 to the to the Registrant’s Registration Statement on Form S-1, as amended, filed with the Commission on June 14, 2013 in Commission File No. 333-189368)

3.1	Amended and Restated Certificate of Incorporation of Stock Building Supply Holdings, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed with the Commission on August 15, 2013 in Commission File No. 001-36050)

3.2	Amended and Restated Bylaws of Stock Building Supply Holdings, Inc. (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed with the Commission on August 15, 2013 in Commission File No. 001-36050)

4.1	Form of stock certificate (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1, as amended, filed with the Commission on June 14, 2013 in Commission File No. 333-189368)

5.1	Opinion of Kirkland & Ellis LLP

10.1	Credit Agreement, dated as of June 30, 2009, by and among Stock Building Supply Holdings II, LLC, as parent, the subsidiaries of parent party thereto, as borrowers, the lenders party thereto, and Wells Fargo Capital Finance (f/k/a Wells Fargo Foothill, LLC), as the co-lead arranger and administrative agent (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form S-1, as amended, filed with the Commission on June 14, 2013 in Commission File No. 333-189368)

10.2	Amendment No. 1 and Waiver to Credit Agreement, dated as of January 11, 2010, by and among Stock Building Supply Holdings II, LLC, as parent, the subsidiaries of parent party thereto, as borrowers, the lenders party thereto, and Wells Fargo Capital Finance (f/k/a Wells Fargo Foothill, LLC), as the co-lead arranger and administrative agent (incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form S-1, as amended, filed with the Commission on June 14, 2013 in Commission File No. 333-189368)

10.3	Amendment No. 2 and Waiver to Credit Agreement, dated as of April 2, 2010, by and among Stock Building Supply Holdings II, LLC, as parent, the subsidiaries of parent party thereto, as borrowers, the lenders party thereto, and Wells Fargo Capital Finance (f/k/a Wells Fargo Foothill, LLC), as the co-lead arranger and administrative agent (incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form S-1, as amended, filed with the Commission on June 14, 2013 in Commission File No. 333-189368)

10.4	Amendment No. 3 to Credit Agreement and Consent, dated as of June 30, 2010, by and among Stock Building Supply Holdings II, LLC, as parent, the subsidiaries of parent party thereto, as borrowers, the lenders party thereto, and Wells Fargo Capital Finance (f/k/a Wells Fargo Foothill, LLC), as the co-lead arranger and administrative agent (incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form S-1, as amended, filed with the Commission on June 14, 2013 in Commission File No. 333-189368)

Exhibit Number	Exhibit Description

10.5	Amendment No. 4 to Credit Agreement and Consent, dated as of November 16, 2011, by and among Stock Building Supply Holdings II, LLC, as parent, the subsidiaries of parent party thereto, as borrowers, the lenders party thereto, and Wells Fargo Capital Finance (f/k/a Wells Fargo Foothill, LLC), as the co-lead arranger and administrative agent (incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form S-1, as amended, filed with the Commission on June 14, 2013 in Commission File No. 333-189368)

10.6	Amendment No. 5 to Credit Agreement, dated as of May 31, 2012, by and among Stock Building Supply Holdings II, LLC, as parent, the subsidiaries of parent party thereto, as borrowers, the lenders party thereto, and Wells Fargo Capital Finance (f/k/a Wells Fargo Foothill, LLC), as the co-lead arranger and administrative agent (incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form S-1, as amended, filed with the Commission on June 14, 2013 in Commission File No. 333-189368)

10.7	Amendment No. 6 to Credit Agreement and Consent, dated as of December 13, 2012, by and among Stock Building Supply Holdings II, LLC, as parent, the subsidiaries of parent party thereto, as borrowers, the lenders party thereto, and Wells Fargo Capital Finance (f/k/a Wells Fargo Foothill, LLC), as the co-lead arranger and administrative agent (incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form S-1, as amended, filed with the Commission on June 14, 2013 in Commission File No. 333-189368)

10.8	Amendment No. 7 to Credit Agreement and Consent, dated as of December 21, 2012, by and among Stock Building Supply Holdings II, LLC, as parent, the subsidiaries of parent party thereto, as borrowers, the lenders party thereto, and Wells Fargo Capital Finance (f/k/a Wells Fargo Foothill, LLC), as the co-lead arranger and administrative agent (incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form S-1, as amended, filed with the Commission on June 14, 2013 in Commission File No. 333-189368)

10.9	Amendment No. 8 to Credit Agreement and Consent, dated as of May 31, 2013, by and among Stock Building Supply Holdings II, LLC, as parent, the subsidiaries of parent party thereto, as borrowers, the lenders party thereto, and Wells Fargo Capital Finance (f/k/a Wells Fargo Foothill, LLC), as the co-lead arranger and administrative agent (incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form S-1, as amended, filed with the Commission on June 14, 2013 in Commission File No. 333-189368)

10.10	Amendment No. 9 to Credit Agreement and Amendment No. 2 to Security Agreement and Consent, dated as of June 13, 2013, by and among Stock Building Supply Holdings II, LLC, as parent, the subsidiaries of parent party thereto, as borrowers, the lenders party thereto, and Wells Fargo Capital Finance (f/k/a Wells Fargo Foothill, LLC), as the co-lead arranger and administrative agent (incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form S-1, as amended, filed with the Commission on June 14, 2013 in Commission File No. 333-189368)

10.11	Amendment No. 10 to Credit Agreement, dated as of October 3, 2013, by and among Stock Building Supply Holdings, Inc., as parent, the subsidiaries of parent party thereto, as borrowers, the lenders party thereto, and Wells Fargo Capital Finance (f/k/a Wells Fargo Foothill, LLC), as the co-lead arranger and administrative agent (incorporated by reference to Exhibit 10.6 to the Amended Quarterly Report on Form 10-Q/A, filed with the Commission on November 1, 2013 in Commission File No. 001-36050)

Exhibit Number	Exhibit Description

10.12*	Amendment No. 11 to Credit Agreement, dated as of February 18, 2014, by and among Stock Building Supply Holdings, Inc., as parent, the subsidiaries of a parent party thereto, as borrowers, the lenders party thereto, and Wells Fargo Capital Finance (f/k/a Wells Fargo Foothill, LLC), as the co-lead arranger and administrative agent

10.13	Amended and Restated Professional Services Agreement, dated as of June 13, 2013, by and between Glendon Partners, Inc. and Stock Building Supply Holdings, Inc. (incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on Form S-1, as amended, filed with the Commission on June 14, 2013 in Commission File No. 333-189368)

10.14	Management Services Agreement, dated as of May 4, 2009, by and between The Gores Group, LLC and Saturn Acquisition Holdings, LLC (incorporated by reference to Exhibit 10.12 to the Registrant’s Registration Statement on Form S-1, as amended, filed with the Commission on June 14, 2013 in Commission File No. 333-189368)

10.15	Termination of Management Services Agreement, dated as of June 13, 2013, by and between The Gores Group, LLC and Stock Building Supply Holdings, Inc. (incorporated by reference to Exhibit 10.13 to the Registrant’s Registration Statement on Form S-1, as amended, filed with the Commission on June 14, 2013 in Commission File No. 333-189368)

10.16	Contribution Agreement, dated as of November 16, 2011, by and between Saturn Acquisition Holdings, LLC and Gores Building Holdings, LLC (incorporated by reference to Exhibit 10.14 to the Registrant’s Registration Statement on Form S-1, as amended, filed with the Commission on June 14, 2013 in Commission File No. 333-189368)

10.17	Registration rights provisions applicable to certain stockholders of Stock Building Supply Holdings, Inc. (incorporated by reference from Exhibit D of Exhibit 2.2 hereof)

10.18	Director Nomination Agreement, dated as of August 14, 2013, by and among Stock Building Supply Holdings, Inc. and Gores Building Holdings, LLC (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the Commission on August 15, 2013 in Commission File No. 001-36050)

10.19+	Amended and Restated Employment Agreement, dated as of August 14, 2013, between Stock Building Supply Holdings, Inc. and Jeffrey G. Rea (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed with the Commission on August 15, 2013 in Commission File No. 001-36050)

10.20+	Amended and Restated Employment Agreement, dated as of August 14, 2013, between Stock Building Supply Holdings, Inc. and James F. Major, Jr. (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed with the Commission on August 15, 2013 in Commission File No. 001-36050)

10.21+	Amended and Restated Employment Agreement, dated as of August 14, 2013, between Stock Building Supply Holdings, Inc. and Bryan J. Yeazel (incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed with the Commission on August 15, 2013 in Commission File No. 001-36050)

10.22+	Severance Agreement, dated December 16, 2013, between Stock Building Supply Holdings, Inc. and Lisa M. Hamblet (incorporated by reference to Exhibit 10.21 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2013 in Commission File No. 001-36050).

Exhibit Number	Exhibit Description

10.23	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.20 to the Registrant’s Registration Statement on Form S-1, as amended, filed with the Commission on June 14, 2013 in Commission File No. 333-189368)

10.24+	Form of Stock Building Supply Holdings, Inc. 2013 Incentive Compensation Plan (incorporated by reference to Exhibit 10.21 to the Registrant’s Registration Statement on Form S-1, as amended, filed with the Commission on June 14, 2013 in Commission File No. 333-189368)

10.25+	Description of Management Incentive Plan for Executive Officers (incorporated by reference to Exhibit 10.24 to the Stock Building Supply Holding, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2013 in Commission File No. 001-36050)

10.26+	Form of Nonqualified Stock Option Agreement Pursuant to the Registrant’s 2013 Incentive Compensation Plan (incorporated by reference to Exhibit 10.23 to Amendment 2 to the Registrant’s Registration Statement on Form S-1, as amended, filed with the Commission on July 29, 2013 in Commission File No. 333-189368)

10.27+	Form of Restricted Stock Agreement Pursuant to the Registrant’s 2013 Incentive Compensation Plan (incorporated by reference to Exhibit 10.24 to Amendment 2 to the Registrant’s Registration Statement on Form S-1, as amended, filed with the Commission on July 29, 2013 in Commission File No. 333-189368)

10.28+	Form of Restricted Stock Unit Agreement Pursuant to the Registrant’s 2013 Incentive Compensation Plan (incorporated by reference to Exhibit 10.25 to Amendment 2 to the Registrant’s Registration Statement on Form S-1, as amended, filed with the Commission on July 29, 2013 in Commission File No. 333-189368)

21.1	List of subsidiaries of Stock Building Supply Holdings, Inc. (incorporated by reference to Exhibit 21.1 to the Registrant’s Registration Statement on Form S-1, as amended, filed with the Commission on July 29, 2013 in Commission File No. 333-189368)

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1)

24.1	Powers of Attorney (included on the signature page)

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*	Indicates to be filed by amendment
+	Indicates exhibits that constitute management contracts or compensatory arrangements.
**	XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.